 As filed with the Securities and Exchange Commission on November 24, 1999

                                                 Registration No. 333-88799
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                              AMENDMENT NO. 1

                                    To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                ---------------
                          Infonet Services Corporation
             (Exact name of registrant as specified in its charter)

          Delaware                          7374                        95-4148675
(State or Other Jurisdiction
              of                (Primary Standard Industrial         (I.R.S. Employer
      Incorporation or
        Organization)           Classification Code Number)       Identification Number)

                          2160 East Grand Avenue
                       El Segundo, California 90245-1022
                                 (310) 335-2600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                            Ernest U. Gambaro, Esq.
              Senior Vice President, General Counsel and Secretary
                          Infonet Services Corporation

                          2160 East Grand Avenue
                       El Segundo, California 90245-1022
                                 (310) 335-2600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

          William J. Cernius, Esq.                          Rise B. Norman, Esq.
           Paul A. Galleberg, Esq.                       Simpson Thacher & Bartlett
              Latham & Watkins                              425 Lexington Avenue
      650 Town Center Drive, 20th Floor                New York, New York 10017-3954
      Costa Mesa, California 92626-1925                        (212) 455-2000
               (714) 540-1235

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     Proposed
    Title of Each Class of                      Maximum Aggregate                   Amount of
 Securities to be Registered                   Offering Price(1)(2)           Registration Fee (2)
--------------------------------------------------------------------------------------------------
Class B Common Stock, par value $0.01
 per share.............................            $150,000,000                      $41,700

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee. The amount of the registration fee does not include $278,000 previously paid on the registration of an aggregate of $1,000,000,000 in securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

              Preliminary Prospectus dated November 24, 1999

PROSPECTUS

                             51,282,300 Shares

                         [LOGO OF INFONET APPEARS HERE]

                              Class B Common Stock

                                  -----------

    This is Infonet Services Corporation's initial public offering of Class B common stock. We are offering 38,461,600 shares and the selling stockholders identified on page 64 of this prospectus are offering 12,820,700 shares. The estimated initial public offering price is between $18.00 and $21.00 per share.

    Prior to the offering, there has been no public market for our Class B common stock. We have been approved to list our Class B common stock on the New York Stock Exchange under the symbol "IN," and we have applied for listing on the Frankfurt Stock Exchange.

    Investing in our Class B common stock involves risks which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                  -----------

                                                            Per Share Total
                                                            --------- -----
     Public offering price...............................        $       $
     Underwriting discount...............................        $       $
     Proceeds, before expenses, to Infonet Services
      Corporation........................................        $       $
     Proceeds, before expenses, to the selling
      stockholders.......................................        $       $

    The underwriters may also purchase up to an additional 7,692,342 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. See "Underwriting."

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of Class B common stock will be ready for delivery on or about
     , 1999.

                                  -----------

                           Joint Global Coordinators

Merrill Lynch & Co.                                 Warburg Dillon Read LLC

       Merrill Lynch & Co. is the sole bookrunner for the offering.

                                  -----------

Merrill Lynch & Co                                  Warburg.Dillon Read LLC

ABN AMRO Rothschild

 a division of ABN AMRO Incorporated

                       Goldman, Sachs & Co.

                                       Lehman Brothers

                                                       Salomon Smith Barney

                                  -----------

       Deutsche Bank acted as advisor to the selling stockholders.

                  The date of this prospectus is      , 1999.

EDGAR APPENDIX

     The outside front and back covers of the Preliminary Prospectus, the inside front cover and one gatefold page have a beige world map design over which the black text of such pages is printed. The table of Infonet's global communications solutions is printed on a plain white page.

Inside front cover text:

"Infonet's mission is simple... We make global communications for multinationals a global reality. In a time of dramatic change, we represent continuity, stability and innovation. We deliver performance, network power and support to multinationals."

Inside front cover gatefold text:

"Infonet has the products, services, network and quality of performance to make communications a global reality for discriminating companies worldwide. Our "one size doesn't fit all" approach to custom solutions makes us unique."

[next page of gatefold]

     The Infonet logo is above a table of Infonet's global communications solutions.

     The table of global communications solutions sets forth Infonet's various service offerings in broad terms, such as "Applications Services" and "MultiMedia Services", all supported by "The World Network."

Inside back cover text:

"Our success has--and always will be--measured by the success of each of our multinational clients. Anticipating their global communications needs remains the inspiration, source and global reality of our competitive advantage."


Illustration on page 48:

This illustration shows the hierarchical structure of The World Network, showing global switching nodes at the top, flowing to global interregional traffic, to regional switching/access nodes, flowing to intraregional traffic, to local access nodes, flowing to local traffic at the bottom. Also shown on the diagram are the speeds for each level and the points of typical customer and high-volume customer access.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Industry.................................................................  38
Business.................................................................  41
Management...............................................................  57
Related Party Transactions...............................................  63
Principal and Selling Stockholders.......................................  64
Description of Capital Stock.............................................  66
Description of Credit Facility...........................................  69
Shares Eligible for Future Sale..........................................  71
Material United States Income Tax Consequences for Non-U.S. Holders......  73
Underwriting.............................................................  76
Legal Matters............................................................  79
Experts..................................................................  79
Where You Can Find Additional Information................................  79
Index to Consolidated Financial Statements............................... F-1

                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      In this prospectus, we rely on and refer to information regarding our industry and its segments and competitors from market research reports and other publicly available information. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

      References in this prospectus to "Infonet," "we," "our" and "us" are to Infonet Services Corporation, a Delaware corporation, and its consolidated subsidiaries. "Infonet" is a trademark of Infonet Services Corporation. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                               PROSPECTUS SUMMARY

      This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Class B common stock. You should read the entire prospectus carefully, especially the risks of investing in our Class B common stock discussed under "Risk Factors." Some technical terms used in this prospectus are more fully explained in the sections entitled "Industry" and "Business."

                                    Infonet

Overview

      We are a leading provider of cross-border managed data communications services to more than 1,150 corporations worldwide, including 29% of the top 500 corporations in Business Week's 1998 Global 1000. We own and operate The World Network, an extensive and versatile data communications network that can be accessed from over 180 countries, making it one of the world's largest data communications networks in terms of geographic coverage. Through The World Network, we provide managed data services to our clients on a global basis, an advantage over service providers that do not own an extensive global network. We sell our services directly through our country representatives and indirectly through major international telecommunications carriers. Our diverse client base is comprised of multinational corporations that require cross-border data communications services such as Allergan, Baan, Microsoft, Nestle, Nokia, Pharmacia/Upjohn and Volkswagen. For the year ended March 31, 1999, we had revenues of $303.0 million and EBITDA of $20.6 million.

      Our broad range of integrated service solutions includes Frame Relay, remote access, intranet, multimedia and Internet services; consulting, design, and implementation; sale and installation of customer premise equipment; e-mail, messaging, collaboration, Web hosting and other value-added services. Our services employ a range of data transmission protocols available in the industry, such as Asynchronous Transfer Mode, or ATM, Internet Protocol, or IP, and Frame Relay.

      Our country representatives give us a significant local presence in more than 60 countries and strong working relationships with leading local telecommunications providers in those countries. We believe this structure also provides us with a competitive advantage over other data service providers who do not have comparable levels of expertise on local operating, regulatory and market conditions. Our country representative structure emerged from our historical relationships with major telecommunications companies, such as Deutsche Telecom, France Telecom, Korea Telecom, Singapore Telecom and Telekom Malaysia.

      We began operations in 1969 as a part of Computer Sciences Corporation, or CSC. Today, our stockholders include six of the world's largest telecommunications companies:

    .KDD--KDD Corporation (Japan);

    .KPN--KPN Telecom B.V. (The Netherlands);

    .Swisscom--Swisscom AG (Switzerland);

    .Telefonica --Telefonica International Holding B.V. (Spain);

    .Telia--Telia AB (Sweden); and

    .Telstra--Telstra Corporation Limited (Australia).

Business Strategy

      Our goal is to be the leading provider of global data communications services to multinational corporations. To accomplish this objective, we will continue to:

    . Focus on multinational clients that require data communications solutions;

    .  Upgrade and expand our global network;

    .  Develop innovative, value-added solutions;

    .  Strengthen our sales and customer support structure; and

    . Provide the highest level of quality, security and reliability for our services.

Recent Developments

 Access to AUCS Clients

      AT&T-Unisource Communications Services N.V., which we refer to as AUCS, was a joint venture between AT&T Corp. and Unisource N.V. providing international voice, data, Internet and messaging services to a broad array of multinational corporations located primarily in Europe and the United States. Unisource is owned by three of our stockholders, KPN, Swisscom and Telia. See "Principal and Selling Stockholders." In early 1999, AT&T elected to exit the AUCS joint venture. As a result, AUCS sought a new partner through which it could outsource its services beyond the European region and could provide international networking services previously provided by AT&T. We have agreed to provide these services.

      In our ongoing efforts to sell our services to multinational corporations, on September 30, 1999, we entered into agreements with AUCS, Unisource, and KPN, Swisscom and Telia. Our agreements with KPN, Swisscom and Telia will give us access to their approximately 1,300 multinational corporate clients currently being served by AUCS as well as additional multinational clients to which KPN, Swisscom and Telia may provide services in the future. We believe these agreements will increase the number of multinational corporate clients to which we may offer our services. In exchange for the right to market our services to their clients and $40.0 million in cash, we have issued an aggregate of 47.84 million shares of our Class B common stock to KPN, Swisscom and Telia under stock purchase agreements. Based on publicly available information, AUCS total consolidated revenues for the 1998 calendar year were 875 million guilders, or approximately $441 million. The multinational clients to which we will have access represented approximately 50% of AUCS revenues over the past two years.

 Senior Secured Credit Facility

      In August 1999, we entered into a credit agreement with Merrill Lynch & Co., as lead arranger and syndication agent, the Bank of Nova Scotia, as administrative agent, Societe Generale, as documentation agent, and Merrill Lynch Capital Corporation, UBS A.G., Stamford Branch, an affiliate of Warburg Dillon Read LLC, and various other banks as lenders. This agreement provides for a $250.0 million senior secured credit facility comprised of two term loan facilities in an aggregate principal amount of $150.0 million which mature in June 2006 and a revolving credit facility in an aggregate principal amount of $100.0 million that matures in August 2005. Our ability to borrow under the facilities is subject to various conditions. See "Description of Credit Facility."

                                ----------------

      We were incorporated under the laws of the State of Delaware in March 1988 and our executive offices are located at 2160 East Grand Avenue, El Segundo, California 90245-1022. Our telephone number is (310) 335-2600.

                                  The Offering

 Class B common stock offered by us......... 38,461,600 shares

 Class B common stock offered by the selling
  stockholders.............................. 12,820,700 shares

 Total...................................... 51,282,300 shares

 Common stock to be outstanding after the
  offering.................................. Approximately 168.69 million shares of Class A common stock
                                             and approximately 300.81 million
                                             shares of Class B common stock.
                                             The number of shares of our Class
                                             B common stock to be outstanding
                                             immediately after the offering is
                                             based on the number of shares
                                             outstanding on November 1, 1999.
                                             This number does not take into
                                             account approximately 14.32
                                             million shares of our Class B
                                             common stock which may be issued
                                             upon exercise of options
                                             outstanding under our stock
                                             option plans.

 Selling stockholders....................... The stockholders selling shares in this offering are KDD, KPN,
                                             Swisscom, Telefonica, Telia and
                                             Telstra. Immediately prior to
                                             this offering, selling
                                             stockholders owned 100% of our
                                             Class A common stock and
                                             approximately 96% of our Class B
                                             common stock.

                                             After the completion of this
                                             offering, selling stockholders
                                             will own 100% of our Class A
                                             common stock and approximately
                                             80% of our Class B common stock.

                                             For more information on the
                                             selling stockholders, please read
                                             the section entitled "Principal
                                             and Selling Stockholders."

 Over-allotment option...................... The selling stockholders have granted the underwriters the
                                             right to purchase up to
                                             approximately 7.69 million
                                             additional shares to cover over-
                                             allotments.

 Voting rights:

       Class A common stock................. Ten votes per share, representing, in the aggregate,
                                             approximately 85% of the total
                                             voting power upon the close of
                                             this offering.

       Class B common stock................. One vote per share, representing, in the aggregate, approximately
                                             15% of the total voting power
                                             upon the close of this offering.

 Other rights............................... Each class of common stock has the same dividend and liquidation
                                             rights. The Class A common stock
                                             is convertible into Class B
                                             common stock on a one-for-one
                                             basis. However, the Class A
                                             common stock cannot be sold or
                                             transferred except after approval
                                             by not less than two-thirds of
                                             the outstanding Class A common
                                             stock. Any proposed transfer of
                                             the Class A common stock is also
                                             subject to a right of first
                                             refusal by the Class A
                                             stockholders.

                                             The Class A common stock
                                             automatically converts into Class
                                             B common stock upon the
                                             occurrence of specified events.
                                             See "Description of Capital
                                             Stock."

 Use of proceeds............................ We intend to use the net proceeds of the offering to develop and
                                             expand our network infrastructure
                                             and for working capital and other
                                             general corporate purposes. We
                                             will not receive any proceeds
                                             from the sale of Class B common
                                             stock by the selling
                                             stockholders. See "Use of
                                             Proceeds."

 New York Stock Exchange symbol............. "IN"

 Frankfurt Stock Exchange Listing........... In connection with this offering, we concurrently have applied for
                                             the admission of the entirety of
                                             our issued Class B common stock
                                             to the Official Quotation
                                             (Amtlicher Handel) of the
                                             Frankfurt Stock Exchange.
 Frankfurt Stock Exchange trading symbol.... "IN" The Frankfurt Stock Exchange issues a trading symbol when a
                                             corporation has been approved for
                                             listing. The trading symbol is
                                             expected to be "IN."

                                ----------------

      Unless we indicate otherwise, all information in this prospectus reflects:

    . the conversion of all outstanding Class C common stock to Class B common stock to be effected automatically upon the closing of this offering;

    . a 29,900-for-1 stock split of our common stock to be effected prior to the closing of this offering; and

    .  no exercise by the underwriters of their over-allotment option to
       purchase up to         additional shares of Class B common stock from
       the selling stockholders.

                    Summary Consolidated Financial Data

      The following table sets forth our summary consolidated financial data. You should read this information together with our consolidated financial statements and the related notes to those statements appearing elsewhere in this prospectus, the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The historical results are not necessarily indicative of the operating results to be expected in the future. The consolidated balance sheet data presented on a pro forma as adjusted basis reflects: (1) the sale of approximately 38.46 million shares of our Class B common stock in this offering at an assumed public offering price of $19.50 per share; (2) the termination of the repurchase right on our Class C common stock and its conversion into our Class B common stock upon the completion of this offering; and (3) the conversion of our book value stock option plan to a market value stock option plan. We restated our consolidated financial statements for 1998 and 1999. See Note 16 of "Notes to Consolidated Financial Statements."

                                                           Six Months Ended
                              Year Ended March 31,           September 30,
                           ----------------------------  ----------------------
                             1997      1998      1999      1998        1999
                           --------  --------  --------  --------  ------------
                                (In thousands, except per share data)
Consolidated statement of
 operations data:
Revenues.................  $264,684  $294,244  $302,997  $140,571   $  173,219
Expenses.................   275,071   297,001   301,170   146,617      182,858
Operating income (loss)..   (10,387)   (2,757)    1,827    (6,046)      (9,639)
Net income (loss)(1).....    (7,481)   (3,444)    3,449    (4,993)      (9,774)
Basic and diluted
 earnings (loss) per
 common share(1).........     (0.02)    (0.01)     0.01     (0.01)       (0.03)
Basic and diluted
 weighted average number
 of common shares
 outstanding.............   373,750   373,750   373,750   373,750      382,004

Other consolidated
 financial data:
Net cash flows provided
 by (used in):
  Operating activities...  $  1,383  $ 13,032  $ 11,911  $  1,311   $    2,263
  Investing activities...    (4,704)   (5,511)  (20,679)   (4,393)     (42,690)
  Financing activities...    13,048   (14,390)    5,828     5,253       71,186
EBITDA...................     9,631    18,075    20,612     2,158        4,133

                                                          As of September 30,
                                                                 1999
                                                         ----------------------
                                                                   Pro forma as
                                                          Actual     adjusted
                                                         --------  ------------
Consolidated balance
 sheet data:
Cash and cash equivalents...........................     $ 39,202   $  750,001
Total current assets................................      117,010      827,809
Total assets........................................      292,077    1,002,876
Total current liabilities...........................       81,203       81,203
Total debt..........................................       96,259       96,259
Total stockholders' equity..........................       93,119      789,453

--------

(1) In our three month period ending December 31, 1999, we will record a non-cash, pre-tax compensation charge of approximately $13.8 million, resulting from the conversion of our book value stock options to market value options as a result of the offering and a pre-tax charge of approximately $9.4 million, resulting from our stock appreciation rights, each of which is based upon the midpoint of the anticipated price range of this offering. Had the offering been completed during our six month period ended September 30, 1999, our net loss would have been approximately $24.2 million and our basic and diluted earnings (loss) per common share would have been approximately $(0.06).

                                  RISK FACTORS

      An investment in our Class B common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our Class B common stock. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In that case, the market price of our Class B common stock could decline, and you might lose all or part of the money you paid to buy our Class B common stock.

We may not be able to achieve our strategic objectives unless we successfully, timely and cost-effectively expand our network and manage our growth.

      We must continue to develop and expand our network infrastructure as the number of clients and the amount of information they wish to transport as well as the number of services we offer increases. The expansion and development of our network infrastructure will require substantial financial, operational and management resources. We may not be able to expand our network adequately to meet the demand for increased usage. If we do not expand our network rapidly enough, additional stress may be placed on our network hardware, traffic management and other systems and operating facilities. Our network may be unable to service a substantial number of additional clients while maintaining high performance and competitive data transmission speeds.

      A variety of factors, uncertainties and contingencies that are beyond our control such as the availability of transmission capacity, price of transmission capacity, continued deployment of our ATM-enabled network, local regulations and availability of country representatives or other third-party sales and support channels will affect the continued expansion of our network. Currently, there is substantial volatility in the market price for transmission capacity. We are investing significant capital in acquiring transmission capacity at current fixed prices. These prices are anticipated to decline in the future. We cannot assure you that actual expansion costs or the time required to complete our network will not substantially exceed current estimates. A failure to continue to expand our network may have a material adverse effect on our ability to service our clients and to grow our business.

      Our growth has placed, and our anticipated future growth in our operations will continue to place, a significant strain on our management, financial controls, operating and accounting systems, personnel and other resources. We currently rely on a relatively small core management team. As we grow, we must not only manage demands on this team but also increase its management resources, among other things, to continue to expand, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing and sales staff. In addition, our network infrastructure, technical support and other resources may not be sufficient to facilitate our growth. If we do not successfully manage our growth, we may be unable to adequately support our clients' communications needs in the future.

If we are unable to maintain our country representative and third-party sales channel relationships, then our ability to sell and support our services may be negatively impacted.

      We are and will continue to be significantly dependent on a number of third-party relationships, including our non-consolidated country representatives, to market and support our services. Many of our arrangements with third-party providers are not exclusive and may be terminated at the convenience of either party. We cannot assure you that these third parties regard our relationship with them as important to their own respective businesses and operations, that they will not reassess their commitment to us at any time in the future or that they will not develop their own competitive services.

      We may not be able to maintain or form new relationships with third parties that supply us with clients, software or related products that are important to our success. Accordingly, we cannot assure you that our existing or prospective relationships will result in sustained business partnerships, successful service offerings or the generation of significant revenues.

      We rely on our country representatives for some of the support and local implementation necessary to deliver our services on a global basis. We also rely on these country representatives for insights into local operating and market conditions. The failure of these country representatives to perform their tasks or operate their business effectively could, in turn, adversely affect our business. In addition, we sometimes provide our country representatives with equipment and installation services to facilitate our market participation. We may have limited recourse, or potentially no recourse, if they do not perform the services that we expect them to perform, and we may not be able to recover our equipment. Our recourse may be limited because the local laws and judicial system may not be effective in enforcing our rights. Also, our country representatives are parties to the legal contracts with clients. If these agreements are terminated, the clients have no obligation to purchase our services.

      In addition, we frequently depend on our country representatives to obtain the regulatory approvals and licenses that we need to offer our communications services in other countries. In some cases, we cannot determine whether they are complying with local regulatory laws or taking the steps necessary to maintain proper licenses and permits. If any of our country representatives lose their telecommunications licenses, whether by violating local laws or otherwise, our business could suffer.

We may expend extensive managerial and operational resources to transition the multinational clients of KPN, Swisscom and Telia without receiving a corresponding increase in revenues.

      The multinational corporate clients of KPN, Swisscom and Telia, currently using AUCS services, have no obligation to use our services. As a result, we cannot assure you that any significant number of these clients will continue to use the AUCS services we will provide or transition to The World Network during the next 12 to 18 months or at all. We cannot assure you that the clients which do transition to our network will continue to purchase our services or, if they continue to use our services after the transition, that they will purchase as many or more services from us than they did from AUCS. Thus, our access to this additional client base may not yield substantial additional revenue.

We may not be able to reduce AUCS losses and therefore may not receive management fees.

      AUCS has a history of operating losses. If we are unable to reduce the losses of AUCS, we may not earn the incentive payments provided for in the management agreement and may be required to rebate our entire management fee. If this occurs, we will have expended significant amounts of management time and operational capacity which could have been more profitably spent on other matters.

      In addition, either party may terminate the management agreement upon 180 days' written notice, or upon 30 days' notice if agreed-upon funding requirements of Unisource are exceeded. For additional information, please read the section entitled "Business--AUCS Management Agreement."


Delays in receiving transmission capacity or delays in equipment delivery or loss of our equipment suppliers could impair the quality of our service and our growth.

      We acquire, by lease or by purchase, transmission capacity from a wide range of suppliers, both to connect client premises to our network and for other network connections. We have from time to time experienced short-term delays in receiving the requisite transmission capacity from suppliers. We cannot assure you that we will be able to obtain these services in the future within the time frames required by us and at a reasonable cost. Any failure to obtain transmission capacity on a timely basis and at a reasonable cost in a particular jurisdiction, or any interruption of local access services, could have an adverse effect on our service levels and our growth.

      The switches and routers used in our network are provided primarily by Nortel Networks Corp. and Cisco Systems Inc. These suppliers also sell products to our competitors and may become competitors themselves. We may experience delays in receiving components from our suppliers or difficulties in obtaining their products at commercially reasonable terms. If we are required to seek alternate sources of switches and routers, we are likely to experience delays in obtaining the requisite equipment we need and may be required to pay higher prices for that equipment, increasing the cost of expanding and maintaining our network.

If our network infrastructure is disrupted or security breaches occur, we may lose clients or incur additional liabilities.

      We and other network services providers may in the future experience interruptions in service as a result of fire, natural disasters, power loss, or the accidental or intentional actions of service users, current and former employees and others. Although we continue to implement industry-standard disaster recovery, security and service continuity protection measures, including the physical protection of our plant and equipment, similar measures taken by us or by others have been insufficient or circumvented in the past. We cannot assure you that these measures will be sufficient or that they will not be circumvented in the future. Unauthorized use of our network could potentially jeopardize the security of confidential information stored in the computer systems of or transmitted by our clients. Furthermore, addressing security problems may result in interruptions, delays or cessation of services to our clients. These factors may result in liability to us or our clients.

The markets we serve are highly competitive and our competitors may have much greater resources to commit to growth, new technology or marketing.

      Our current and potential competitors include other companies that provide data communications services to multinational businesses, systems integrators, national and regional Internet Service Providers, or ISPs, wireless, cable television and satellite communications companies, software and hardware vendors, and global, regional and local telecommunications companies. In addition, we expect that the predicted growth of the data communications market will attract other established companies and multinational alliances. Further, there are established and start-up companies building global networks and beginning to offer data communications as part of a comprehensive communications services portfolio. Our competitors, which may operate in one or more of these areas, include companies such as AT&T, British Telecommunications PLC, or BT, Equant N.V., Global One, Inc. and MCI WorldCom, Inc. and new entrants such as Qwest Communications International Inc. and Global Crossing Ltd. Our country representatives and suppliers could also become competitors either directly or through strategic relationships with our competitors. We have in the past and expect in the future to encounter competition as a result of the formation of global alliances among large telecommunications providers, such as the newly formed joint venture between AT&T and BT.

      Several of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships in the telecommunications industry than we do. We cannot be sure that we will have the resources or expertise to compete successfully in the future. Our competitors may be able to:

    . develop and expand their network infrastructures and service offerings more quickly;

    . adapt better to new or emerging technologies and changing client needs;

    .  take advantage of acquisitions and other opportunities more readily;

    .  devote greater resources to the marketing and sale of their products;
       and

    .  adopt more aggressive pricing policies.

      Some of our competitors may also be able to provide clients with additional benefits at lower overall costs. We cannot be sure that we will be able to match cost reductions of our competitors. In addition, we believe it is likely that there will be consolidation in our market, which could increase competition in ways that may adversely affect our business, results of operations and financial condition.

Because we have international operations, we face additional risks related to global political and economic conditions.

      We operate in and intend to expand further into international markets. We cannot be sure that we will be able to obtain or build the necessary global communications infrastructure in a cost-effective manner or compete effectively in international markets. There are risks inherent in conducting business internationally. These include:

    .  unexpected changes in regulatory requirements;

    .  export restrictions;

    .  tariffs and other trade barriers;

    .  challenges in staffing and managing foreign operations;

    .  differing technology standards;

    .  employment laws and practices in foreign countries;

    .  weaker intellectual property protections;

    .  political, social and economic instability;

    .  costs of services tailored to specified markets;

    .  imposition of currency exchange controls; and

    .  potentially adverse tax consequences.

      Any of these factors could adversely affect our operations. In addition, if we are able to transition a substantial number of the AUCS multinational clients to our system, or if we derive significant revenues from the delivery of AUCS services, then a substantial portion of our revenues will be derived from European clients. Therefore, a future slowdown or recession in the European economy in particular could have a material adverse effect on our revenues and profitability.

Adverse currency fluctuations and foreign exchange controls could decrease revenues we receive from our international operations.

      We invoice all sales of services to our country representatives and sales channel partners in U.S. dollars. However, many of our country representatives and sales channel partners derive their revenues and incur maintenance and other costs in currencies other than U.S. dollars. The obligations of these country representatives and sales channel partners whose revenues are largely in foreign currencies will be subject to unpredictable and indeterminate fluctuations if those currencies change relative to U.S. dollars. Furthermore, these country representatives and sales channel partners may be or may become subject to exchange control regulations which might restrict or prohibit the conversion of their revenue currencies into U.S. dollars. The occurrence of any of these factors could have a material adverse effect on our current or future international operations.

      Our exposure to exchange rate fluctuations may increase while we transition multinational clients of KPN, Swisscom and Telia to The World Network because our receivables from these clients and our payables to AUCS under the services agreement for services provided to those clients will be denominated in different foreign currencies.

Our ability to retain our clients and provide them with new and innovative service offerings may suffer if we are not able to keep up with the rapid technological developments in our industry.

      The global communications industry is subject to rapid and significant technological changes, such as continuing developments of alternative technologies for providing high-speed data communications. We cannot predict the effect of technological changes on our business. We may rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to communications and networking technologies. We expect that new services and technologies applicable to our market will emerge. New products and technologies may be superior and/or render obsolete the products and technologies that we currently use to deliver our services. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and evolving industry standards. We may be unable to obtain access to new technologies on acceptable terms or at all, and we may be unable to obtain access to new technologies and offer services in a competitive manner. Any new products and technologies may not be compatible with our technologies and business plan. We believe that the global communications industry should set standards to allow for the compatibility of various products and technologies. The industry, however, may not set standards on a timely basis or at all.

If members of our senior management team leave Infonet, then our ability to operate our business may be negatively affected.

      Our future success depends to a significant extent on the continued services of our senior management, particularly Jose A. Collazo, President and Chairman of the Board of Directors, Akbar H. Firdosy, our Chief Financial Officer, and other members of our executive management team. The loss of the services of either of Mr. Collazo or Mr. Firdosy, or any other present or future key employee, could have a material adverse effect on the management of our business. We have employment agreements with Mr. Collazo and Mr. Firdosy. We do not maintain "key person" life insurance for any of our personnel.

Competition for highly-skilled personnel is intense and the success of our business depends on our ability to attract, retain and manage key personnel.

      Our future success depends on our continuing ability to attract, retain and motivate highly-skilled employees. As we continue to grow, we will need to hire additional personnel in all areas. Competition for personnel throughout the data and voice communications industries is intense. We may be unable to attract or retain key employees or other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications. If we do not succeed in attracting sufficient new personnel or retaining and motivating our current personnel, our ability to provide our services could diminish.

Your share ownership may grant you limited voting power because our existing stockholders will control the outcome of stockholder votes.

      Following the offering, our existing stockholders will, in the aggregate, beneficially own all of our Class A common stock and approximately 80% of our Class B common stock, or more than 95% of our voting power. These stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could have a material adverse effect on our stock price.

      Immediately prior to the consummation of this offering, we expect to enter into a stockholders agreement with all of our Class A stockholders. This stockholders agreement will provide that each Class A stockholder holding at least 14.95 million shares of our Class A common stock will have the right to designate one of our directors, and each Class A stockholder will agree to vote all of its shares in favor of the directors designated by the other Class A stockholders and for our president as a director. Accordingly, seven of the nine directors on our board will be appointed by our Class A stockholders.

      In addition, our revised certificate of incorporation contains provisions that require the approval of both 95% of the voting power of the Class A stockholders and two-thirds of the voting power of the Class A and Class B common stock voting together to take significant corporate actions such as changes to our share capital, or a merger, consolidation or liquidation. Based on the current ownership of our Class A common stock, we will not be able to undertake these actions without the approval of each of our Class A stockholders.

If we sustain continued operating losses, then your share value may be negatively impacted.

      We incurred operating losses of approximately $10.4 million and $2.8 million for the years ended March 31, 1997 and 1998 and operating losses of approximately $6.0 million and $9.6 million for the six months ended September 30, 1998 and 1999. We cannot assure you that we will be able to achieve or sustain profitability from operations in the future.

The Year 2000 problem could significantly disrupt our operations, causing a decline in cash flow and revenue and other difficulties.

      Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these Year 2000 requirements. Our business is dependent on the operations of numerous systems that could potentially be impacted by Year 2000-related problems. As a result, we may experience serious, unanticipated negative consequences, including material costs caused by undetected errors in the technology used in our internal systems.

      We believe that the greatest risk of disruption in our business exists in less developed countries. The possible consequences of us or our key business partners not being fully Year 2000 compliant include, among other things, temporary network closings, delays in the delivery of services, delays in the receipt of supplies or invoice and collection errors. Based on our assessment of these risks and after discussions with third parties, including key vendors, service providers, country representatives and alternate sales channel partners, we have made an evaluation of our state of readiness, potential risks and costs, and are preparing a contingency plan. Please read the section in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000."

      We rely on several telecommunications providers to provide us with transmission capacity. The Year 2000 compliance of telecommunications carriers worldwide is beyond our control. There may be no possible alternate telecommunications company available to us if a major carrier in a large country breaks down due to Year 2000 problems. Any breakdown could prevent us from delivering our services in that country, and possibly in other countries where our service can be routed only through the problem country. Our inability to deliver a significant portion of our services to our clients would have a material adverse effect on our business, results of operations and financial condition.

      In addition, we cannot assure you that governmental agencies, utility companies, ISPs, third-party service providers and others outside our control will be Year 2000 compliant. Our worst case scenario is a prolonged failure of these or other entities as a result of the Year 2000 problem, resulting in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which would prevent us from delivering many of our services.

Our quarterly operating results may vary which may cause volatility or a decline in the price of our Class B common stock.

      Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

    . the size and timing of significant equipment and transmission capacity purchases;

    .  the timing of new service offerings;

    .  changes in our pricing policies or those of our competitors;

    .  the timing and completion of our network expansion;

    . market acceptance of data communications generally and of new and enhanced versions of our services in particular;

    .  the length of our contract cycles; and

    . our success in expanding our sales force and expanding our distribution channels.

      In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to global communications capacity, depreciation, real estate and interest expenses and personnel, and therefore our results of operations are particularly sensitive to fluctuations in revenues. Due to the factors noted above and the other risks discussed in this section, you should not rely on period-to-period comparisons of our results of operations. Quarterly results are not necessarily meaningful and you should not rely on them as an indication of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our Class B common stock may fall. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We face uncertain and changing regulatory restrictions which could limit our operating flexibility and increase our costs.

      The Federal Communications Commission, or the FCC, currently does not regulate the data communications systems we operate in the United States because our special services features enhance the basic data transmission facilities offered to clients by connecting them to data switches or processors. These networks generally are referred to as value-added networks and are targeted to the data transfer requirements of the specific client. The FCC also does not regulate value-added services such as voicemail, facsimile, database access, storage and retrieval services, store-and-forward messaging services, network management services, and Internet access, which are not encompassed in the FCC's definition of "basic telecommunications services" and which we refer to as enhanced services. Collectively, these services are classified for regulatory purposes as "information services" and are currently exempt from the common carrier regulations that apply to entities providing "telecommunications services." As a result, most of the services we provide are not currently subject to direct regulation by the FCC or the states. Future changes in legislation or regulation, however, could result in some aspects of our current operations becoming subject to regulation by the FCC or a state of the United States. If the FCC or a state seeks to regulate some segments of our activities as "telecommunications services," we cannot predict the impact, if any, that future regulation or regulatory changes may have on our operations.

      We currently hold common carrier authorizations to provide international telecommunications services between the United States and other countries. We apply for authorization as a common carrier in jurisdictions where we believe this authorization will decrease our costs. We also hold an international facilities license in the United Kingdom. Our licenses subject us to the jurisdiction of the relevant regulatory body which, in turn, may require that we make specified regulatory filings and pay attendant fees. Future regulatory, judicial and legislative changes in countries in which we operate may impose additional costs on us or restrict our activities. In addition, regulators or third parties may raise material issues with regard to our compliance with applicable regulations. Failure to comply with applicable laws or regulations in the United States, or other countries in which we operate, could prevent us from carrying on our operations cost effectively.

The law relating to the liability of online services companies and Internet access providers for data and content carried on or disseminated through their networks is currently unsettled and could expose us to unforseen liabilities.

      It is possible that claims could be made against online services companies and Internet access providers under United States and/or foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on data or content disseminated through their networks, even if a user independently originated this data or content. Several private lawsuits seeking to impose liability upon online services companies and Internet access providers have been filed in U.S. and foreign courts. While the United States has passed laws protecting Internet access providers from liability for actions by independent users in limited circumstances, this protection may not apply in any particular case at issue. In addition, some countries, such as China, regulate or restrict the transport of voice and data traffic in their jurisdiction. The risk to us, as an Internet access provider, of potential liability for data and content carried on or disseminated through our system could require us to implement measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue some of our services. Our ability to monitor, censor or otherwise restrict the types of data or content distributed through our network is limited. Failure to comply with any applicable laws or regulations in particular jurisdictions could result in fines, penalties or the suspension or termination of our services in these jurisdictions. The negative attention focused upon liability issues as a result of these lawsuits and legislative proposals could adversely impact the growth of public Internet use. Our professional liability insurance may not be adequate to compensate or may not cover us at all in the event we incur liability for damages due to data and content carried on or disseminated through our network. Any costs not covered by insurance that are incurred as a result of this liability or alleged liability, including any damages awarded and costs of litigation, could harm our business and prospects.

If we or our existing stockholders sell additional shares of our Class B common stock after the offering, it could cause the market price of our Class B common stock to decline.

      The market price of our Class B common stock could decline as a result of sales of a large number of shares of Class B common stock in the market after the offering, the perception that such sales could occur or sales by us, our management or our stockholders. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      Sales of our common stock are restricted by lock-up agreements that we, our directors, officers and certain existing stockholders have entered into with the underwriters. The lock-up agreements restrict us, our directors and officers and certain existing stockholders, subject to certain exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

      After the offering, we will have approximately 300.81 million shares of Class B common stock outstanding and approximately 168.69 million shares of Class A common stock, which, subject to limitations, are convertible to Class B common stock. Of these shares, the approximately 51.28 million shares we and the selling stockholders are offering will be freely tradable. This leaves approximately 418.21 million shares eligible for sale in the public market as follows:

 Number of Shares Date
 ---------------- ----
   14,322,100     Upon the filing of a registration statement to register for resale shares of Class B common stock issuable upon the
                   exercise of options granted under our stock option plans
  356,051,713     After 180 days from the date of this prospectus (subject, in some cases, to volume limitations under Rule 144)
   47,840,000     At various times after 180 days from the date of this
                   prospectus (Rule 144)

      We intend to file one or more registration statements to register shares of Class B common stock subject to outstanding stock options and Class B common stock reserved for issuance under our stock option plan after the expiration of the 180-day lockup. We expect the additional registration statements to become effective immediately upon filing.

Volatility of our stock price may expose us to securities litigation.

      The stock market has experienced significant price and volume fluctuations, and the market prices of global communications companies have been extremely volatile. The market price of our Class B common stock could be affected by:

    .  quarterly variations in our operating results;

    .  technological innovations of ours or of our competitors;

    .  changes in government regulations;

    . conditions in the international data communications and telecommunications industries;

    .  increased price competition;

    .  changes in earnings estimates by analysts; and

    . changes in general economic conditions and volatility in the financial markets.

      In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. This litigation could result in substantial costs and a diversion of management's attention and resources.

There is no existing market for our Class B common stock, and we do not know if one will develop to provide you with adequate liquidity.

      There has not been a public market for our Class B common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market.

The book value of shares of Class B common stock purchased in the offering will be immediately diluted.

      Investors who purchase Class B common stock in the offering will suffer immediate and significant dilution in the net tangible book value per share. We also have a large number of outstanding stock options to purchase Class B common stock with exercise prices significantly below the estimated initial public offering price of the Class B common stock. To the extent that these options are exercised, there will be further dilution.

Our certificate of incorporation and bylaws include provisions that may discourage a takeover attempt.

      Provisions contained in our revised certificate of incorporation, our revised bylaws, Delaware law and our stockholders agreement could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws and certificate of incorporation impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Our certificate of incorporation requires the approval of both 95% of the voting power of the Class A common stock and two-thirds of the voting power of the Class A and Class B common stock voting together to take significant corporate actions such as changes to our share capital, or a merger, consolidation or liquidation. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class B common stock and may have the effect of delaying or preventing a change in control.

This prospectus contains forward-looking statements that may not be accurate indicators of our future performance.

      Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." They include statements concerning:

    .  our business;

    .  our strategy;

    .  liquidity and capital expenditures;

    .  use of proceeds of the offering;

    .  future sources of revenues;


    . trends in the international data network services and global communications industries;

    .  expansion of international network operations; and

    .  trends in government and international regulations.


      You can identify these statements by forward-looking words such as "expect," "anticipate," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in this section, that could cause actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

      The net proceeds to us from the sale of the shares we are offering, after deducting underwriting discounts and estimated offering expenses, are estimated to be approximately $710.8 million, assuming an initial public offering price of $19.50 per share. We will not receive any of the proceeds from the sale of shares by the selling stockholders in the offering.

      We intend to use the net proceeds of the offering primarily to develop and expand our network infrastructure, and we intend to use any remaining net proceeds for working capital and other general corporate purposes. Expansion of our network infrastructure includes significant acquisitions of transmission capacity and continued deployment of the ATM-enabled backbone.

      Our management, subject to supervision by our board of directors, will have significant flexibility in applying the net proceeds of the offering. Pending any use as described above, we intend to invest the net proceeds in interest-bearing investment grade instruments.

                                DIVIDEND POLICY

      Since 1996, we have paid cash dividends of $500,000 per year on our capital stock. However, we do not expect to pay any dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by our board of directors.

                                 CAPITALIZATION

      The following table sets forth as of September 30, 1999 our capitalization on an actual basis and on a pro forma as adjusted basis. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements appearing elsewhere in this prospectus.

                                               As of September 30, 1999 (1)
                                               ---------------------------------
                                                                Pro forma as
                                                  Actual        adjusted (2)
                                               --------------  -----------------
                                                  (Dollars in thousands)
Cash and cash equivalents..................... $       39,202   $      750,001
                                               ==============   ==============
Short-term debt (including current portion of
 long-term debt)..............................          2,793            2,793
Long-term debt (excluding current portion)....         93,466           93,466
                                               --------------   --------------
    Total debt................................         96,259           96,259
                                               --------------   --------------
Common stock subject to repurchase rights,
 net:
  Class C common stock, $0.01 par value per
   share: 299,000,000 shares authorized,
   9,444,513 shares issued and outstanding,
   actual; 30,000,000 shares authorized, no
   shares issued and outstanding, as
   adjusted...................................          7,897              --
  Less notes receivable from issuance of
   common stock (3)(4)........................         (7,910)             --
                                               --------------   --------------
    Total common stock subject to repurchase
     rights, net..............................            (13)             --
                                               --------------   --------------
Stockholders' equity:
  Class A common stock, $0.01 par value per
   share: 373,750,000 shares authorized,
   373,750,000 shares issued and 170,993,017
   shares outstanding, actual; 400,000,000
   shares authorized, 371,442,300 shares
   issued and 168,685,317 shares outstanding,
   as adjusted................................         67,819           67,400
  Class B common stock, $0.01 par value per
   share: 373,750,000 shares authorized,
   250,596,983 shares issued and outstanding,
   actual; 600,000,000 shares authorized,
   300,810,796 issued and outstanding, as
   adjusted...................................        163,575          882,690
  Less notes receivable from issuance of
   common stock (3)(4)........................            --            (7,910)
  Stock subscription receivable...............        (13,333)         (13,333)
  Treasury stock, at cost, 202,756,983 shares
   of Class A common stock....................       (121,184)        (121,184)
  Accumulated deficit.........................         (2,810)         (17,262)
  Accumulated other comprehensive loss........           (948)            (948)
                                               --------------   --------------
    Total stockholders' equity................         93,119          789,453
                                               --------------   --------------
      Total capitalization.................... $      189,365   $      885,712
                                               ==============   ==============

--------

(1) For consistency of presentation, we have described October 1, 1999 as September 30, 1999.

(2) The consolidated balance sheet data presented on a pro forma as adjusted basis reflects: (1) the sale of 38.46 million shares of our Class B common stock in this offering at an assumed public offering price of $19.50 per share; (2) the conversion of approximately 2.31 million shares of our Class A common stock into our Class B common stock upon completion of this offering; (3) the termination of the repurchase right on our Class C common stock and its conversion into our Class B common stock upon the completion of this offering; and (4) the conversion of our book value stock option plan to a market value stock option plan.

(3) Represents recourse notes issued by employees to us upon exercise of stock purchase rights under our 1998 Stock Purchase Plan.

(4) Excludes approximately 3.71 million shares of our Class B common stock that are reserved for issuance pursuant to outstanding options and approximately 10.61 million shares of our Class B common stock that are reserved for issuance upon exercise of options that may be issued in the future under our stock option plan.

                                    DILUTION

      Our pro forma net tangible book value as of September 30, 1999 was $21.6 million, or $0.05 per share of outstanding common stock. Pro forma net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 1999 and assumes the termination of the repurchase right on our Class C common stock. Assuming the sale of the shares we are offering by this prospectus at an assumed initial public offering price of $19.50 per share and after deducting underwriting discounts and the estimated offering expenses payable, our pro forma net tangible book value as of September 30, 1999 would have been $732.4 million, or $1.56 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.51 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $17.94 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...................... $19.50
                                                                         ------
     Pro forma net tangible book value per share before this offering...   0.05
     Increase per share attributable to this offering...................   1.51
                                                                         ------
   Adjusted pro forma net tangible book value per share after the
    offering............................................................   1.56
                                                                         ------
   Dilution per share to new investors.................................. $17.94
                                                                         ======

      The following table summarizes, on a pro forma basis as of September 30, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by new investors purchasing shares in the offering:

                              Shares Purchased   Total Consideration   Average
                             ------------------- -------------------- Price Per
                               Number    Percent    Amount    Percent   Share
                             ----------- ------- ------------ ------- ---------
Existing stockholders(1).... 431,034,513    92%  $118,107,000    14%   $ 0.27
New investors...............  38,461,600     8    750,001,200    86     19.50
                             -----------   ---   ------------   ---    ------
Total....................... 469,496,113   100%  $868,108,200   100%   $ 1.85
                             ===========   ===   ============   ===    ======

--------

(1) Net of 202,756,983 shares of Class A common stock we hold in treasury. We paid $121.2 million to acquire these shares.

      The tables and calculations above assume no exercise of outstanding options. As of September 30, 1999, there were approximately 3.71 million shares of our Class B common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $0.84 per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management--Employee Benefit Plans--1998 Stock Option Plan" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data. You should read this information together with our consolidated financial statements and the related notes to those statements appearing elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of March 31, 1995, 1996 and 1997 and for each of the years in the two year period ended March 31, 1996 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data as of March 31, 1998 and 1999, and for each of the years in the three year period ended March 31, 1999 have been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The selected consolidated financial data as of September 30, 1999, and for the six months ended September 30, 1998 and 1999 are derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the unaudited periods. The historical results are not necessarily indicative of the operating results to be expected in the future.

                                                                                           Six Months Ended
                                                   Year Ended March 31,(1)                  September 30,(1)
                                         ------------------------------------------------  ------------------
                                           1995      1996      1997    1998(2)   1999(2)     1998      1999
                                         --------  --------  --------  --------  --------  --------  --------
                                                     (In thousands, except per share data)
Consolidated statement of operations
 data:
Revenues...............................  $213,292  $240,776  $264,684  $294,244  $302,997  $140,571  $173,219
Expenses:
  Country representative compensation..    36,918    43,232    35,090    41,136    53,766    24,929    31,035
  Bandwidth and related costs..........    33,936    37,407    43,134    48,089    52,700    26,336    35,443
  Network operations...................    68,075    75,386    81,106    77,489    55,041    26,852    32,899
  Selling, general and administrative..    78,290    84,948   115,741   130,287   139,663    68,500    83,481
                                         --------  --------  --------  --------  --------  --------  --------
  Total expenses.......................   217,219   240,973   275,071   297,001   301,170   146,617   182,858
                                         --------  --------  --------  --------  --------  --------  --------
Operating income (loss)................    (3,927)     (197)  (10,387)   (2,757)    1,827    (6,046)   (9,639)
                                         --------  --------  --------  --------  --------  --------  --------
Other income (expense):
  Interest income......................     1,751     1,847     1,014     1,515     1,881     1,501     1,073
  Interest expense.....................      (627)     (477)     (874)     (868)     (689)     (454)   (2,883)
  Other, net...........................     3,664      (227)    2,591     2,969       382      (233)     (111)
                                         --------  --------  --------  --------  --------  --------  --------
  Total other income (expense).........     4,788     1,143     2,731     3,616     1,574       814    (1,921)
                                         --------  --------  --------  --------  --------  --------  --------
Income (loss) before provision (credit)
 for income taxes and minority
 interest..............................       861       946    (7,656)      859     3,401    (5,232)  (11,560)
Provision (credit) for income taxes....       426       887      (175)    4,446      (180)     (255)   (1,748)
                                         --------  --------  --------  --------  --------  --------  --------
Income (loss) before minority
 interest..............................       435        59    (7,481)   (3,587)    3,581    (4,977)   (9,812)
Minority interest(3)...................       --        --        --       (143)      132        16       (38)
                                         --------  --------  --------  --------  --------  --------  --------
Net income (loss)(4)...................  $    435  $     59  $ (7,481) $ (3,444) $  3,449  $ (4,993) $ (9,774)
                                         ========  ========  ========  ========  ========  ========  ========
Basic and diluted earnings (loss) per
 common share(4)(5)....................  $   0.00  $   0.00  $  (0.02) $  (0.01) $   0.01  $  (0.01) $  (0.03)
Basic and diluted weighted average
 number of common shares outstanding...   355,063   373,750   373,750   373,750   373,750   373,750   382,004

Other consolidated financial data:
Net cash flows provided by (used in):
  Operating activities.................  $ 11,146  $ (1,641) $  1,383  $ 13,032  $ 11,911  $  1,311  $  2,263
  Investing activities.................   (36,777)   (7,364)   (4,704)   (5,511)  (20,679)   (4,393)  (42,690)
  Financing activities.................    36,505    (3,577)   13,048   (14,390)    5,828     5,253    71,186
EBITDA(6)..............................     8,724    15,201     9,631    18,075    20,612     2,158     4,133

                                                                        As of September 30,
                                      As of March 31,(1)                      1999(1)
                         -------------------------------------------- -----------------------
                                                                                 Pro forma
                           1995     1996     1997   1998(2)  1999(2)   Actual  as adjusted(7)
                         -------- -------- -------- -------- -------- -------- --------------
                                                (Dollars in thousands)
Consolidated balance
 sheet data:
Cash and cash
 equivalents............ $ 22,030 $  9,448 $ 18,906 $ 11,449 $  8,681 $ 39,202   $  750,001
Total current assets....   86,273   75,709   92,296   90,757   90,277  117,010      827,809
Total assets............  146,985  143,868  159,439  153,799  182,263  292,077    1,002,876
Current liabilities.....   41,706   42,744   60,286   62,814   73,271   81,203       81,203
Total debt..............    8,003    5,112   15,372    2,066   15,837   96,259       96,259
Total stockholders'
 equity.................   83,869   83,347   78,711   74,131   76,717   93,119      789,453

Other operating data:
Number of ports.........    5,143    5,814    7,914    9,205   10,590   11,977       11,977
Number of country
 representatives........       48       49       51       52       56       56           56
Number of dedicated
 personnel:
  U.S...................      660      728      764      580      592      630          630
  Non-U.S.(8)...........      570      535      556      585      659      683          683

--------

(1) Our fiscal year is the 52- or 53-week period ending on the Friday nearest to March 31. For simplicity of presentation, we have described the 52-week periods ended April 1, 1995, March 29, 1996, and March 28, 1997, the 53-week period ended April 3, 1998 and the 52-week period ended April 2, 1999 as the years ended March 31, 1995, 1996, 1997, 1998 and 1999, and we have described the 26-week periods ended October 2, 1998 and October 1, 1999 as the six months ended September 30, 1998 and 1999.

(2) As restated, see Note 16 of "Notes to Consolidated Financial Statements."

(3) Reflects the acquisition of a 51% interest in Infonet Luxembourg in the year ended March 31, 1998.

(4) In our three month period ending December 31, 1999, we will record a non-cash, pre-tax compensation charge of approximately $13.8 million, resulting from the conversion of our book value stock options to market value options as a result of the offering and a pre-tax charge of approximately $9.4 million, resulting from our stock appreciation rights, each of which is based upon the midpoint of the anticipated price range of this offering. Had the offering been completed during our six month period ended September 30, 1999, our net loss would have been approximately $24.2 million and our basic and diluted earnings (loss) per common share would have been approximately $(0.06).

(5) As of March 31, 1995, 1996, 1997 and 1998 and September 30, 1998, there were no options, warrants or other forms of potential common stock issued by us. Our outstanding common stock purchase rights represent the only form of potential common stock as of March 31, 1999. All of these rights were excluded from the computation of diluted earnings per share because their inclusion would have had an antidilutive effect on earnings per share. Our outstanding common stock options represent the only form of potential common stock as of September 30, 1999. All of these options were excluded from the computation of diluted earnings per share because their inclusion would have been antidilutive.

(6) EBITDA, which we calculate as income from operations before interest, other income (expense), provision for income taxes, depreciation, amortization and compensation charge for stock option plans, is a supplemental financial measure we use in the evaluation of our business and is used by many analysts in our industry. However, you should read EBITDA only in conjunction with our consolidated financial data summarized above and our consolidated financial statements and the related notes to those financial statements prepared in accordance with generally accepted accounting principles, which appear elsewhere in this prospectus. You should not construe EBITDA as an alternative to income from operations, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance or as an alternative to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measure of our liquidity. Our definition of EBITDA may not be comparable to similarly titled measures of other companies.

(7) The consolidated balance sheet data presented on a pro forma as adjusted basis reflects: (1) the sale of approximately 38.46 million shares of our Class B common stock in this offering at an assumed public offering price of $19.50 per share; (2) the termination of the repurchase right on our Class C common stock and its conversion into our Class B common stock upon the completion of this offering; and (3) the conversion of our book value stock option plan to a market value stock option plan.

(8) Includes employees of non-consolidated country representatives.

Quarterly Operating Performance

      The following table sets forth quarterly operating data for the year ended March 31, 1999 and for the quarters ended June 30 and September 30, 1999. The information is derived from our unaudited consolidated financial statements, prepared on a basis consistent with our audited consolidated financial statements which appear elsewhere in this prospectus.

                                                 Three Months Ended,
                         ----------------------------------------------------------------------
                         June 30,  September 30, December 31, March 31, June 30,  September 30,
                           1998        1998          1998       1999      1999        1999
                         --------  ------------- ------------ --------- --------  -------------
                                                (Dollars in thousands)
Revenues................ $69,004      $71,567      $77,108     $85,318  $85,706      $87,513
Operating income
 (loss).................  (3,213)      (2,833)       1,522       6,351     (543)      (9,096)

      Our revenues and operating income vary from quarter to quarter due to a number of factors including the timing of new client contracts, new service offerings, changes in our pricing policies or those of our competitors and the timing and completion of our network expansion. Our operating income (loss) also varies from quarter to quarter due to timing of expenses related to provisioning of our services. Quarterly results are not necessarily meaningful and you should not rely on them as an indication of our future performance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes to those statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors--This prospectus contains forward-looking statements that may not be accurate indicators of our future performance."

Overview

      We are a leading provider of cross-border managed data communications services to more than 1,150 multinational corporations worldwide. We offer our services to our clients directly through country representatives and indirectly through alternate sales channels consisting of major international telecommunications carriers and value-added resellers. We deploy a broad array of fully managed data communications services over our reliable, secure, and high quality global network, which we refer to as The World Network. The World Network is an extensive and versatile ATM-enabled network that can be accessed by our clients from over 180 countries.

      We began operations in 1969 as a part of Computer Sciences Corporation, or CSC. In a series of transactions from 1988 to 1992, CSC sold its ownership in Infonet to a group of telecommunications companies. From 1988 through March 31, 1999, we funded the majority of our operations, capital expenditures and other cash requirements from internally generated funds and from two separate stock issuances of $40.0 million each to our stockholders, one in 1995 and one in 1999.

      Prior to October 1997, our results included the operations of Government Systems, Inc., or GSI, a wholly owned subsidiary, and our government accounts business, which we refer to together as Government Services. In October 1997, we sold the assets of GSI to a third party for $21.0 million in cash and a $5.5 million reduction in debt. For the year ended March 31, 1998, results of operations from GSI included $32.5 million in revenues and $4.0 million in income before taxes. In addition, we sold our government accounts to the same third party and entered into an agreement allowing the third party to operate as a country representative for a total of $7.0 million in cash. These government accounts contributed $4.3 million in revenues in the year ended March 31, 1998.

      Subsequent to the issuance of our 1999 financial statements, we determined that a charge of $3.3 million related to certain network equipment taken in 1998 was in error. The effects of the restatement are presented in
Note 16 of "Notes to Consolidated Financial Statements" and are reflected in our financial statements.

Revenues by Region and by Country

      We provide our services throughout the world, with revenues billed and costs incurred in more than 60 countries. The following tables set forth our revenues by region and by country based upon the ten largest countries in terms of revenues for the six months ended September 30, 1999. Due to the multinational nature of our client base, the table does not reflect the country in which services are provided, but rather is based on the jurisdiction in which we invoice for our services.

                                                                       Six Months Ended
                                  Year Ended March 31,                   September 30,
                         ----------------------------------------  --------------------------
                             1997          1998          1999          1998          1999
                         ------------  ------------  ------------  ------------  ------------
Region                                        (Dollars in thousands)
Americas................ $104,888  48% $109,049  43% $115,937  38% $ 53,518  38% $ 62,127  36%
Europe, Middle East and
 Africa (EMEA)..........   90,710  41   116,123  46   158,234  52    73,148  52    93,082  54
Asia Pacific............   23,320  11    29,004  11    28,826  10    13,905  10    18,010  10
                         -------- ---  -------- ---  -------- ---  -------- ---  -------- ---
Subtotal................  218,918 100%  254,176 100%  302,997 100%  140,571 100%  173,219 100%
Government Services.....   45,766        40,068           --            --            --
                         --------      --------      --------      --------      --------
Total revenues.......... $264,684      $294,244      $302,997      $140,571      $173,219
                         ========      ========      ========      ========      ========

                                                                          Six Months
                                  Year Ended March 31,                Ended September 30,
                         ----------------------------------------  --------------------------
                             1997          1998          1999          1998          1999
                         ------------  ------------  ------------  ------------  ------------
                                              (Dollars in thousands)
Country
Australia............... $  8,375   4% $  9,206   4% $ 11,781   4% $  5,313   4% $  6,726   4%
Belgium.................   10,509   5     7,499   3     8,536   3     3,864   3     4,820   3
France..................   12,804   6    12,671   5    13,183   4     6,679   5     6,906   4
Germany.................   14,735   7    17,742   7    23,438   8    10,493   7    13,783   8
Japan...................    4,661   2     6,315   2     7,813   3     3,730   3     4,323   2
Netherlands.............    8,449   4    20,091   8    34,944  12    15,492  11    21,044  12
Sweden..................    7,659   3    10,923   4    13,859   4     6,466   4     8,623   5
Switzerland.............    8,116   4     9,931   4    12,071   4     5,633   4     7,191   4
United Kingdom..........   11,488   5    12,604   5    19,682   6     9,310   7    13,033   8
United States...........   89,694  41    89,754  35   103,190  34    48,276  34    56,448  33
Other countries.........   42,428  19    57,440  23    54,500  18    25,315  18    30,322  17
                         -------- ---  -------- ---  -------- ---  -------- ---  -------- ---
 Subtotal...............  218,918 100%  254,176 100%  302,997 100%  140,571 100%  173,219 100%
Government Services.....   45,766        40,068           --            --            --
                         --------      --------      --------      --------      --------
Total revenues.......... $264,684      $294,244      $302,997      $140,571      $173,219
                         ========      ========      ========      ========      ========

Distribution Channels

      We offer our services through country representatives and through alternate sales channels such as major telecommunication service providers and value-added resellers. In the year ended March 31, 1999, country representatives contributed 90% of our total revenues, while alternate sales channels contributed 10% of our total revenues. The table below shows the relative contribution to revenues from country representatives, excluding Government Services, and alternate sales channels.

                                                               Six Months
                                                             Ended September
                                 Year Ended March 31,              30,
                              ----------------------------  ------------------
                                1997      1998      1999      1998      1999
                              --------  --------  --------  --------  --------
                                         (Dollars in thousands)
Country representatives:
 Number of representatives...       51        52        56        55        56
 Number of clients...........    1,152     1,101     1,129     1,123     1,189
 Country representatives'
  revenues................... $212,421  $239,776  $273,150  $128,209  $153,081
 Percent of total revenues...       97%       94%       90%       91%       88%

Alternate sales channels:
 Number of sales channel
  partners...................        6        12        17        13        18
 Number of sales channel
  partners' clients..........       63       117       184       157       195
 Alternate sales channel
  revenues................... $  6,497  $ 14,400  $ 29,847  $ 12,362  $ 20,138
 Percent of total revenues...        3%        6%       10%        9%       12%

 Country Representatives

      We currently have 56 country representatives, nine consolidated and 47 non-consolidated, which together provide services in more than 60 countries. Our consolidated country representatives are those in which we own, directly or indirectly, greater than a 50% equity interest. Our consolidated country representatives provide services in 14 countries and accounted for approximately $152.4 million, or approximately 50% of our total revenues, in the year ended March 31, 1999. Consolidated country representatives accounted for approximately $86.8 million, or approximately 50% of our total revenues, for the six months ended September 30, 1999.

     Our service agreements with our country representatives give us the right to recommend prices for services, set revenue targets jointly, determine staffing jointly, appoint one of the three members of the advisory review board, and terminate the agreement if the country representative fails to meet the revenue targets or if we cannot agree on revenue targets for two consecutive years. In addition, each agreement outlines the compensation and pricing arrangements with the country representatives. Established rates and support charges are generally the same for all country representatives throughout the world.

     Our country representatives determine the prices they charge clients, in accordance with our recommended prices and standard discounts, and enter into contracts with clients to provide services using The World Network. We bill our country representatives and recognize the full amount of revenues for all of our services delivered to the clients. The country representatives bill us for the sales and support services they provide, which we account for as country representative compensation. The country representative bears the risk of collection from the client as well as the exchange rate risk.

 Alternate Sales Channels

     Our alternate sales channel partners sell all or a portion of our suite of services in their territories to clients that require one or more of our global communications services that the sales channel partners cannot supply independently. These sales channel partners include, among others, AT&T and MCI WorldCom. Our relationships are governed by multi-year contracts, under which we provide services to our sales channel partners who then resell our services to clients on terms our sales channel partners determine.

Components of Revenues

     Our revenues are derived from providing the following global data communications services to our multinational clients worldwide:

    . Network Services--includes Frame Relay, remote access, intranet, multimedia, Internet and IP services;

    . Consulting, Integration and Provisioning Services--includes consulting, design, and implementation; installation of leased lines and customer premise equipment associated with the client's access to The World Network and use of our Network Services;

    . Applications Services--includes e-mail, messaging, collaboration, Web hosting and other value-added services; and

    . Other Communications Services--includes X.25 transport services, service access fees and other communications services.

Revenues by Services

     We currently derive a majority of our revenues from the sale of Network Services, specifically Frame Relay, remote access and IP services, as shown below. We expect that Network Services will continue to constitute the largest component of our revenue base going forward. We also anticipate that a significant portion of our future revenue growth will continue to come from Network Services and Consulting, Integration and Provisioning Services.

                                                                       Six Months Ended
                                  Year Ended March 31,                   September 30,
                         ----------------------------------------  --------------------------
                             1997          1998          1999          1998          1999
                         ------------  ------------  ------------  ------------  ------------
                                              (Dollars in thousands)
Network Services........ $ 66,153  30% $100,337  39% $144,642  48% $ 66,927  48% $ 95,891  55%
Consulting, Integration
 and Provisioning
 Services...............   48,264  22    58,637  23    78,777  26    37,090  26    45,729  27
Applications Services...   16,604   8    22,433   9    20,068   6     9,000   6     7,673   4
Other Communications
 Services...............   87,897  40    72,769  29    59,510  20    27,554  20    23,926  14
                         -------- ---  -------- ---  -------- ---  -------- ---  -------- ---
Subtotal................  218,918 100%  254,176 100%  302,997 100%  140,571 100%  173,219 100%

Government Services.....   45,766        40,068           --            --            --
                         --------      --------      --------      --------      --------
Total revenues.......... $264,684      $294,244      $302,997      $140,571      $173,219
                         ========      ========      ========      ========      ========

Pricing Policies

      The pricing for our services differs depending on the services provided, the speed of service, geographic location and capacity utilization. In the case of services permitting dedicated client access to the network by leased circuit, pricing is generally dependent more on the nature and capacity of the service provided than on actual usage. For example, the pricing for a connection to be used for Frame Relay services generally consists of a monthly charge for the connection and the bandwidth access provided through the connection. Pricing for dedicated access services is therefore largely based on access equipment and bandwidth. In the case of remote access services, actual usage and geographic location are more relevant to the pricing determination, as the client is generally charged based on the duration of each connected session. Once a base service is set, additional factors are taken into account such as charges for additional network services, breadth of the service, and discounts for larger volume clients that are prepared to guarantee specific revenue levels.

Client Contracts

      The client contracts generally include an agreed-upon price schedule that details both fixed and variable prices for contracted services. The client contracts generally have a term of one to three years, however, when clients implement a number of our services, they may choose to extend the contracts for a longer period of time. Our country representatives can easily add additional services to existing contracts, enabling clients to increase the number of locations through which they access our network, increase the speed of that access, increase the sophistication of the services they use, or extend the term for existing services.

Components of Costs and Expenses

 Country Representative Compensation

      Country representative compensation reflects the amounts paid to the country representatives for the sales and support services our country representatives provide to clients. These expenses are variable and increase as the revenues from country representatives increase.

 Bandwidth and Related Costs

      Our bandwidth and related costs are primarily comprised of leasing and amortization expenses associated with the leasing or purchasing of network circuits. Currently, the majority of our network backbone infrastructure is obtained from various providers from whom we lease bandwidth primarily under short-term cancellable agreements. We bear these leasing expenses regardless of whether we lease directly or indirectly through another entity that may lease communications lines locally on our behalf. In the future, as we move towards establishing a facilities-based network, we intend to migrate from leasing bandwidth to purchasing bandwidth. Management believes that these purchases will ultimately result in a lower unit cost for network infrastructure. Bandwidth and related costs also include related equipment, maintenance and personnel costs.

 Network Operations

      Our network operations expenses include costs associated with our network management, operations and support activities. These costs include personnel, occupancy, maintenance, equipment depreciation, outsourcing costs and other network related costs.

 Selling, General and Administrative

      Selling expenses consist primarily of personnel costs and incentive compensation related to our consolidated country representative sales force, as well as costs related to providing centralized sales and marketing support for our non-consolidated country representatives. Our selling expenses also include promotion, advertising, travel and entertainment. In 1998, we began a global advertising campaign to increase awareness of the Infonet brand name and our service offerings. This campaign includes substantial increased spending on advertising. General and administrative expenses consist primarily of salaries and other compensation, and occupancy costs for executive, financial and accounting, human resources, legal and other administrative personnel, as well as company-wide management incentive related costs.

Disposition of ESG Communications Inc.

      In September 1999, we committed to a plan to dispose of our subsidiary, ESG Communications Inc. ESG was formed as a wholly owned subsidiary in March 1998 to sell telecommunications services over international bypass routes. Since formation, ESG established seven routes. Increasing competition, decreasing prices and lower than anticipated volumes have resulted in current and forecasted negative cash flows from the operation of each of ESG's routes. Our plans to dispose of ESG call for the sale or abandonment of those routes. Two of ESG's routes were shut down and abandoned prior to September 30, 1999 and one was shut down and abandoned in October 1999. We anticipate that the remaining routes, if not sold, will be shut down and abandoned by December 31, 1999.

      In connection with our decision to dispose of ESG, we recorded a total charge of $4.0 million. This charge was comprised of $3.6 million related to the impairment of communication equipment, of which approximately $1.2 million related to routes abandoned before September 30, 1999, and $400,000 related to remaining payments under communication line leases which have no alternative use to us after operations cease. All lease payments will be made in cash within the next twelve months. The $3.6 million impairment charge and the $400,000 charge for lease payments are included in network operations, and bandwidth and related costs in our statement of operations for the six months ended September 30, 1999. See Note 17 of Notes to Consolidated Financial Statements. The impairment charge was determined to be equal to the carrying value of the equipment as the discounted estimated future cash flows from each of the routes were negative. Our efforts to date to sell the equipment have been unsuccessful. We estimate that the proceeds from the sale of equipment or routes, if we are successful in selling any, will not be material. Revenues and losses from operations of ESG were $270,000 and $1.4 million, for the fiscal year ended March 31, 1999, and $1.7 million and $2.0 million for the six months ended September 30, 1999. As a result of our decision, future operating results over the course of the next twelve months will not reflect charges for the $400,000 of lease payments and for the next four years our operating results will not contain depreciation charges of approximately $900,000 per year as these amounts are included in the charges discussed above. We expect no other material cost savings as a result of our decision to dispose of ESG.

Future Compensation Charges Related to Stock Option and Stock Appreciation Rights Grants

      In April 1999, we granted options to employees for the purchase of approximately 3.71 million shares of our Class B common stock at an exercise price of $0.84 per share pursuant to our 1998 Stock Option Plan. The 1998 Stock Option Plan is a book value plan which will convert to a market value plan upon the close of this offering, creating a new measurement date for the stock options. Since the exercise price of these options is substantially below the anticipated price to the public in the offering, we will record a non-cash compensation charge over the five year vesting period of the options. The amount of this charge is a function of the public offering price. Based upon the midpoint of the anticipated price range in the offering, this charge would total approximately $69.2 million of which approximately $13.8 million would be recognized in our three months ending December 31, 1999. The remaining charge would be amortized to expense at a rate of approximately $3.5 million per quarter through December 31, 2003.

      During December 1998, we issued approximately 1.21 million stock appreciation rights, or SARs, and during April 1999 we issued 365,079 SARs to employees pursuant to our SARs Plan. The SARs vest 25% per year, commencing in January, 2001, and are indexed to our Class B common stock at a base price of $0.84 per share. We will record a compensation charge in each quarter of the vesting period based upon the difference between the exercise price and market value of our Class B common stock during the vesting period. The total amount of this charge is a function of the price of our Class B common stock during the vesting period. Based upon the midpoint of the anticipated price range in the offering, these charges would total approximately $29.3 million over the next five years, of which approximately $9.4 million would be recognized in our three months ending December 31, 1999. However, the aggregate amount of these charges will differ due to fluctuations in our stock price during the vesting period and those differences could be material.

Results of Operations

      The following table sets forth certain financial data from our consolidated statements of operations for the years ended March 31, 1997, 1998 and 1999 and for the six months ended September 30, 1998 and 1999 expressed in each case as a percentage of revenues.

                                                              Six Months
                                           Year Ended            Ended
                                           March 31,         September 30,
                                         ------------------  ----------------
                                         1997   1998   1999   1998      1999
                                         ----   ----   ----  ------    ------
                                             (As a percentage of
                                                  revenues)
Revenues................................ 100%   100%   100%     100%      100%
Expenses:
  Country representative compensation...  13     14     18       17        18
  Bandwidth and related costs...........  16     17     17       19        21
  Network operations....................  31     26     18       19        19
  Selling, general and administrative...  44     44     46       49        48
                                         ---    ---    ---   ------    ------
  Total expenses........................ 104    101     99      104       106
                                         ---    ---    ---   ------    ------

Operating income (loss).................  (4)    (1)     1       (4)       (6)

Other income (expense)
  Interest income.......................   0      1      0        1         1
  Interest expense......................   0      0      0       (1)       (2)
  Other, net............................   1      1      0        0         0
Provision for income taxes..............   0     (2)     0        0         1
Minority interest.......................   0      0      0        0         0
                                         ---    ---    ---   ------    ------
Net income (loss).......................  (3)%   (1)%    1%      (4)%      (6)%
                                         ===    ===    ===   ======    ======

 Six Months Ended September 30, 1999 Compared to Six Months Ended September 30, 1998

      Revenues increased $32.6 million, or 23%, from $140.6 million for the six months ended September 30, 1998 to $173.2 million for the six months ended September 30, 1999. This increase was primarily due to a $29.0 million increase, or 43%, growth in sales of Network Services over the period, from $66.9 million to $95.9 million. The majority of the Network Services growth came from increased sales of Frame Relay and remote access services. Frame Relay sales increased $22.7 million, or 66%, from $34.6 million to $57.3 million and remote access sales increased $9.2 million, or 86%, from $10.7 million to $19.9 million, over the period. In addition, Consulting, Integration and Provisioning Services, comprised primarily of our Global Connect services increased $8.6 million, or 23%, from $37.1 million to $45.7 million. Our Applications Services declined over the period by $1.3 million, or 15%, from $9.0 million to $7.7 million, largely due to an expected decline in our mature messaging product line as our clients migrate to more advanced messaging applications and non-X.25 based transport services. Other communications services including our X.25 transport services decreased $3.6 million, or 13%, from $27.6 million to $23.9 million.

      Revenues from our country representatives increased $24.9 million, or 19%, from $128.2 million for the six months ended September 30, 1998 to $153.1 million for the six months ended September 30, 1999. While we increased the number of our country representatives from 55 to 56 over the period, the majority of our revenue growth was derived from existing country representatives. While the number of our clients increased only 6% from 1,123 clients as of September 30, 1998 to 1,189 as of September 30, 1999, revenues increased as clients that used mostly lower revenue generating messaging and
X.25 based transport services were replaced by clients that purchased higher revenue yielding Network Services. Revenues from our alternate sales channels also grew $7.8 million, or 63%, from $12.4 million to $20.1 million. Our alternate sales channel partners resold our suite of services to a net additional 38 clients, or 24% more clients during the period, from 157 clients as of September 30, 1998 to 195 clients as of September 30, 1999.

      In terms of revenues billed on a regional basis, the largest portion of our growth, in percentage terms, was in the Asia Pacific region, which grew $4.1 million, or 30%, from $13.9 million for the six months ended September 30, 1998 to $18.0 million for the six months ended September 30, 1999. The majority of this revenue growth was derived from strong alternate sales channel revenue growth in Australia and strong country representative activities in Japan and Singapore. Revenues billed in the Americas increased $8.6 million, or 16%, from $53.5 million to $62.1 million over the period. EMEA revenues also increased $19.9 million, or 27%, from $73.1 million to $93.1 million.

      Country Representative Compensation increased $6.1 million, or 24%, from $24.9 million for the six months ended September 30, 1998 to $31.0 million for the six months ended September 30, 1999. This increase was due primarily to the increase in the services provided by our non-consolidated country representatives during the period. While we added one new country representative, nearly all of the growth in these expenses came from increased payments for services provided by our existing country representatives. These payments are variable expenses, based on the amount and nature of services provided by our country representatives. As such, we expect these expenses to increase in the future as revenues generated by our country representatives increase.

      Bandwidth and Related Costs increased $9.1 million, or 35%, from $26.3 million for the six months ended September 30, 1998 to $35.4 million for the six months ended September 30, 1999. This increase was directly related to higher network leasing expenses associated with increasing the capacity of our network. The usage growth reflects additional client port growth and increased capacity per port. While bandwidth costs have been declining over time, clients are demanding greater bandwidth capacity at the same price. Lease expense, the largest component of Bandwidth and Related Costs, increased $8.1 million, or 31%, from $26.3 million to $34.4 million over the period. Bandwidth and related costs for the six months ended September 30, 1999 also reflect a charge of $400,000 for lease payments, which will be made subsequent to the anticipated disposition of ESG. Amortization of purchased capacity of $1.0 million was included in the six months ended September 30, 1999, reflecting purchases of communications line capacity that commenced in November 1998 and will be amortized over 10 years.

      Network Operations increased $6.0 million, or 23%, from $26.9 million for the six months ended September 30, 1998 to $32.9 million for the six months ended September 30, 1999. The largest component of this increase was the $3.6 million impairment charge resulting from our September 1999 decision to dispose of ESG. To a lesser extent this increase was related to the increased costs associated with our network management, operations and support activities, personnel costs, depreciation and other network operations expenses. Depreciation expense related to network equipment increased $3.8 million, or 82%, from $4.7 million to $8.5 million over the period.

      Selling, General and Administrative increased $15.0 million, or 22%, from $68.5 million for the six months ended September 30, 1998 to $83.5 million for the six months ended September 30, 1999. The increase was due, in part, to sales support expenses for multinational support activities which increased $6.9 million from $28.0 million for the six months ended September 30, 1998 to $34.9 million for the six months ended September 30, 1999. This increase was directly related to revenue growth. In addition, personnel-related expenses increased by $1.2 million from $19.2 million for the six months ended September 30, 1998 to $20.5 million for the six months ended September 30, 1999, due to sales and marketing efforts to grow our business. Administrative expenses increased by $4.1 million from $6.5 million for the six months ended September 30, 1998 to $10.6 million for the six months ended September 30, 1999, primarily due to legal and accounting fees incidental to the AUCS transactions of $1.6 million and retirement settlement expense of

$1.7 million. Depreciation expenses increased by $913,000 from $2.8 million for the six months ended September 30, 1998 to $3.7 million for the six months ended September 30, 1999, due to the placement of additional equipment at client premises.

      Operating Income (Loss) grew by $(3.6) million, or 59%, from $(6.0) million to $(9.6) million. This increase in the loss was primarily due to costs associated with the disposition of ESG partially offset by a slower growth in expenses as described above.

      Other Income (Expense) decreased from income of $814,000 for the six months ended September 30, 1998 to expense of $1.9 million for the six months ended September 30, 1999. This decrease was due to an increase in interest expense over the period of $2.4 million, or 535%, from $454,000 to $2.9 million. The increased interest expense resulted from borrowings under the credit facility commencing in May 1999. The decrease in Other Income (Expense) was also impacted by a decline in interest income of $428,000, or 29%, from $1.5 million to $1.1 million over the period.

      Provision (Credit) for Income Taxes increased $(1.5) million, or 585%, from a credit of $(255,000) for the six months ended September 30, 1998 to a credit of $(1.7) million for the six months ended September 30, 1999. This increase in income tax credits was due primarily to an increase in losses during the period.

      Net Income (Loss) grew by $(4.8) million, or 96%, from $(5.0) million for the six months ended September 30, 1998 to $(9.8) million for the six months ended September 30, 1999, as a result of the factors described above.

 Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

      Revenues increased $8.8 million, or 3%, from $294.2 million in the year ended March 31, 1998 to $303.0 million in the year ended March 31, 1999. Revenues in the year ended March 31, 1998 included $40.1 million related to Government Services, which were sold in the year ended March 31, 1998 and thus did not contribute to our revenues in the year ended March 31, 1999. Excluding the contribution in 1998 from this business, our revenues would have grown $48.8 million, or 19%, over the period from $254.2 million to $303.0 million. This increase was primarily due to a $44.3 million increase, or 44%, in sales of Network Services over the period, from $100.3 million to $144.6 million. The majority of the Network Services growth came from increased sales of Frame Relay and remote access services. Frame Relay sales increased $37.2 million, or 85%, from $43.7 million to $80.9 million and remote access sales increased
$9.8 million, or 76%, from $12.9 million to $22.7 million, over the period. In addition, Consulting, Integration and Provisioning Services, comprised primarily of our Global Connect services, increased $20.1 million, or 34%, from $58.6 million to $78.8 million over the period. Our Applications Services declined $2.4 million, or 11%, from $22.4 million to $20.1 million, and our Other Communications Services declined $13.3 million, or 18%, from $72.8 million to $59.5 million. Our Other Communications Services decreased over the period largely due to an expected decline in our mature messaging product line and our X.25 transport services, as our clients are migrating to more advanced messaging applications and non-X.25 based transport services.

      Revenues from our country representatives excluding amounts generated by Government Services increased $33.4 million, or 14%, from $239.8 million in the year ended March 31, 1998 to $273.2 million in the year ended March 31, 1999. While we increased the number of our country representatives from 52 to 56 over the period, the largest portion of our revenue growth was derived through existing country representatives. While the number of our clients increased only 3%, from 1,101 clients as of March 31, 1998 to 1,129 clients as of March 31, 1999, revenues increased as clients that used mostly lower revenue generating messaging and X.25 based transport services were replaced by clients that purchased higher revenue yielding Network Services. Revenues from our alternate sales channels grew $15.4 million, or 107%, from $14.4 million to $29.8 million over the period primarily due to increased revenues from Unisource Business Network, an alternate sales channel partner operating in The Netherlands. In total, our alternate sales channel partners resold our suite of services to a net additional 67 clients, or 57% more clients, during the period, from 117 clients at the year ended March 31, 1998 to 184 clients at the year ended March 31, 1999.

      In terms of revenues billed on a regional basis, the majority of our growth was in the EMEA region, which increased $42.1 million, or 36%, from $116.1 million in the year ended March 31, 1998 to $158.2 million in the year ended March 31, 1999. More than half of the growth in the EMEA region came from strong alternate sales channel revenue growth in The Netherlands and strong country representative activities in the United Kingdom and Germany. Revenues billed in the Americas grew $6.9 million, or 6%, from $109.0 million to $115.9 million over the period. Revenues billed in Asia Pacific decreased by $178,000 from $29.0 million in the year ended March 31, 1998 to $28.8 million in the year ended March 31, 1999, reflecting a slowdown in the Asian economy.

      Country Representative Compensation increased $12.6 million, or 31%, from $41.1 million in the year ended March 31, 1998 to $53.8 million in the year ended March 31, 1999. This increase was due primarily to the increase in the services provided by our non-consolidated country representatives during the period. While we added four new country representatives, nearly all of the growth in these expenses came from increased payments for services provided by our existing country representatives.

      Bandwidth and Related Costs increased $4.6 million, or 10%, from $48.1 million in the year ended March 31, 1998 to $52.7 million in the year ended March 31, 1999. This increase was directly related to the increased traffic on our network associated with higher usage of our services by our clients. The usage growth reflects 15% client port growth and increased capacity per port. This increase was directly related to higher network leasing costs associated with the increased traffic on our network.

      Network Operations decreased $22.4 million or 29%, from $77.5 million in the year ended March 31, 1998 to $55.0 million in the year ended March 31, 1999. The majority of this decrease was due to the inclusion of $24.0 million of network operations expense related to Government Services in the year ended March 31, 1998 and the absence of those costs in the year ended March 31, 1999 because we sold those businesses in the year ended March 31, 1998. Excluding this factor, network operations would have increased $1.6 million or, 3%, from $53.5 million to $55.0 million over the period.

      Selling, General and Administrative increased $9.4 million, or 7%, from $130.3 million in the year ended March 31, 1998 to $139.7 million in the year ended March 31, 1999. The year ended March 31, 1998 expenses included $4.6 million in selling and administrative costs associated with GSI. Excluding this factor, Selling, General and Administrative would have increased $14.0 million, or 11%, from $125.7 million to $139.7 million over the period. Our sales support expenses for multinational activities increased $7.0 million from $50.4 million in the year ended March 31, 1998 to $57.4 million in the year ended March 31, 1999 which was directly related to revenue growth. In addition, sales and marketing personnel related expenses increased $5.7 million for our business while the GSI related expenses decreased $4.4 million resulting in a net increase in these expenses of $1.3 million from $54.3 million in the year ended March 31, 1998 to $55.6 million in the year ended March 31, 1999. The decrease in GSI expense was due to the sale of that business and the increase in our other business expenses was related to increased sales and marketing efforts. Administrative expenses decreased by $2.4 million from $14.8 million in the year ended March 31, 1998 to $12.4 million in the year ended March 31, 1999, primarily due to changes in our management incentive program, which was replaced by a stock incentive program to better retain key personnel. Depreciation expenses increased by $2.3 million from $4.4 million in the year ended March 31, 1998 to $6.7 million in the year ended March 31, 1999. This was due primarily to increased client premise equipment associated with our network.

      Operating Income (Loss) increased by $4.6 million, from a loss of $(2.8) million in the year ended March 31, 1998 to income of $1.8 million in the year ended March 31, 1999 due to the factors described above. The year ended March 31, 1998 included $10.9 million in operating income related to Government Services.

      Other Income (Expense) decreased from $3.6 million in the year ended March 31, 1998 to $1.6 million in the year ended March 31, 1999. This decrease was due to a one-time pretax gain of $3.7 million on the sale of GSI's assets in the year ended March 31, 1998. Excluding this one-time gain, Other Income (Expense) would have increased from $(100,000) in the year ended March 31, 1998 to $1.6 million in the year ended

March 31, 1999. This increase reflects growth in interest income of $366,000, or 24%, from $1.5 million to $1.9 million due to higher cash balances provided by the investment of the proceeds from the sale of Government Services. In addition, the increase reflects a slight decrease in interest expense of $179,000, or 21%, from $868,000 to $689,000 over the period.

      Provision (Credit) for Income Taxes decreased from $4.4 million in the year ended March 31, 1998 to $(180,000) in the year ended March 31, 1999. The unusually high tax provision in the year ended March 31, 1998, was primarily due to our inability to realize tax benefits related to certain U.S. and foreign subsidiary losses. In the year ended March 31, 1999, changes in circumstances allowed the U.S. tax losses from the year ended March 31, 1998 to be carried forward and included in our tax returns, resulting in a lower than normal tax provision in the year ended March 31, 1999.

      Net Income (Loss) increased from $(3.4) million in the year ended March 31, 1998 to $3.4 million in the year ended March 31, 1999 due to the factors described above.

Year Ended March 31, 1998 Compared to Year Ended March 31, 1997

      Revenues increased $29.6 million, or 11%, from $264.7 million in the year ended March 31, 1997 to $294.2 million in the year ended March 31, 1998. Revenues in the year ended March 31, 1998 included $40.1 million related to Government Services, which were sold in the year ended March 31, 1998. Similarly, revenues in the year ended March 31, 1997 included $45.8 million related to Government Services. Excluding the contribution from these businesses, our revenues would have grown $35.3 million, or 16%, over the period from $218.9 million to $254.2 million. This increase was primarily due to a $34.2 million increase, or 52%, growth in sales of Network Services over the period, from $66.2 million in the year ended March 31, 1997 to $100.3 million in the year ended March 31, 1998. The majority of Network Services growth came from increased sales of Frame Relay and remote access services. Frame Relay sales increased $24.1 million, or 123%, from $19.6 million to $43.7 million and remote access sales increased $8.1 million, or 169% from $4.8 million to $12.9 million, over the period. In addition, Consulting, Integration and Provision Services, comprised primarily of our Global Connect services increased $10.4 million, or 21%, from $48.3 million to $58.6 million over the period. Our Applications Services revenues increased $5.8 million, or 35%, from $16.6 million to $22.4 million, and our Other Communications Services declined $15.1 million, or 17%, from $87.9 million to $72.8 million. Our Applications Services and Other Communications Services decreased over the period largely due to an expected decline in our mature messaging product line and our X.25 transport services, as our clients are migrating to more advanced messaging applications and non-X.25 based transport services.

      Revenues from our country representatives increased $27.4 million, or 13%, from $212.4 million in the year ended March 31, 1997 to $239.8 million in the year ended March 31, 1998. While we increased the number of our country representatives from 51 to 52 over the period, the largest portion of our revenue growth was derived through existing country representatives. While the number of our clients decreased by 4% from 1,152 clients as of March 31, 1997 to 1,101 clients as of March 31, 1998, revenue increased as clients that used mostly lower revenue generating messaging and X.25 based transport services were replaced by clients that purchased higher revenue yielding Network Services. Revenues from our alternate sales channels grew $7.9 million, or 122%, from $6.5 million to $14.4 million over the period primarily due to increased revenues from Unisource Business Network, an alternate sales channel partner operating in The Netherlands. In total, our alternate sales channel partners resold our suite of services to a net additional 54 customers, or 86% more customers during the period, from 63 customers at the year ended March 31, 1997 to 117 customers at the year ended March 31, 1998.

      In terms of revenues billed on a regional basis, the majority of our growth was in the EMEA region, which increased $25.4 million, or 28%, from $90.7 million in the year ended March 31, 1997 to $116.1 million in the year ended March 31, 1998 primarily due to strong alternate sales channel revenue growth in The Netherlands, and strong country representative activities in Germany and Sweden, partially offset by a decline in revenues in Belgium. Revenues billed in the Americas, grew $4.2 million, or 4%, from

$104.9 million to $109.0 million over the period. Revenues billed from Asia Pacific increased $5.7 million, or 24%, from $23.3 million in the year ended March 31, 1997 to $29.0 million in the year ended March 31, 1998, reflecting a strong Asian economy during the year ended March 31, 1998.

      Country Representative Compensation increased $6.0 million, or 17%, from $35.1 million in the year ended March 31, 1997 to $41.1 million in the year ended March 31, 1998. This increase was due primarily to the increase in the services provided by our non-consolidated country representatives during the period. As we added only one new country representative over the period, effectively all of the growth in these expenses came from the growth in payments for services provided by our existing country representatives.

      Bandwidth and Related Costs increased $5.0 million, or 11%, from $43.1 million in the year ended March 31, 1997 to $48.1 million in the year ended March 31, 1998. This network leasing cost increase was directly related to the increased traffic on our network associated with higher usage of our services by our clients. The usage growth reflects 16% client port growth and increased capacity per port.

      Network Operations decreased $3.6 million, or 4%, from $81.1 million, in the year ended March 31, 1997 to $77.5 million in the year ended March 31, 1998. These expenses included network operations expense related to Government Services of $24.0 million in the year ended March 31, 1998 and $30.7 million in the year ended March 31, 1997. Excluding this factor, network operations would have increased $3.1 million, or 6%, from $50.4 million in the year ended March 31, 1997 to $53.5 million in the year ended March 31, 1998. This increase was related to the increased costs associated with our network management, operations and support activities, including depreciation and personnel costs.

      Selling, General and Administrative increased $14.5 million, or 13%, from $115.7 million in the year ended March 31, 1997 to $130.3 million in the year ended March 31, 1998. These expenses included selling and administrative costs associated with GSI of $6.8 million in the year ended March 31, 1997 and $4.6 million in the year ended March 31, 1998. Excluding GSI, these expenses would have increased $16.8 million, or 15%, from $108.9 million to $125.7 million over the period. Our sales support expenses for multinational support activities increased $8.3 million from $42.1 million in the year ended March 31, 1997 to $50.4 million in the year ended March 31, 1998. The increases were directly related to revenue growth. Sales and marketing personnel and related expenses increased $2.1 million for our business while expenses related to GSI decreased $2.2 million, resulting in a net decrease of these expenses of $100,000 from $54.4 million in the year ended March 31, 1997 to $54.3 million in the year ended March 31, 1998. The decrease in GSI expense was due to a change in business strategy and the increase in our other business expenses was related to increased sales and marketing efforts to grow the business. Administrative expenses increased $3.4 million from $11.4 million in the year ended March 31, 1997 to $14.8 million in the year ended March 31, 1998, due to changes in our management incentive program. Depreciation expenses decreased by $400,000 from $4.8 million in the year ended March 31, 1997 to $4.4 million in the year ended March 31, 1998. This was due primarily to increased customer premise equipment, offset by a one time adjustment in the year ended March 31, 1997.

      Operating Income (Loss) improved by $7.6 million, or 73%, from a loss of $(10.4) million in the year ended March 31, 1997 to a loss of $(2.8) million in the year ended March 31, 1998 due to the factors described above.

      Other Income (Expense) increased from $2.7 million in the year ended March 31, 1997 to $3.6 million in the year ended March 31, 1998. This reflects growth in interest income of $501,000, or 49%, from $1.0 million to $1.5 million due to higher cash balances provided by the investment of the proceeds from the sale of Government Services. In addition, Other, net increased by $378,000 for the year ended March 31, 1998 primarily related to lower foreign exchange losses during the period. The year ended March 31, 1998 included a one-time pretax gain of $3.7 million related to the sale of GSI's assets. Similarly, the year ended March 31, 1997 included a one-time pretax gain of $3.7 million related to the sale of an Internet business in Belgium.

      Provision (Credit) for Income Taxes increased $4.6 million, from $(175,000) in the year ended March 31, 1997 to $4.4 million in the year ended March 31, 1998. The unusually high tax provision in the year ended March 31, 1998, was primarily due to our inability to realize tax benefits related to net operating losses of U.S. and foreign subsidiaries.

      Net Income (Loss) narrowed from $(7.5) million in the year ended March 31, 1997 to $(3.4) million in the year ended March 31, 1998 due to the factors described above.

Liquidity and Capital Resources

      Net cash provided by operating activities during the six months ended September 30, 1999 was $2.3 million compared to $1.3 million during the six months ended September 30, 1998. The increase in net cash provided by operating activities was primarily the result of increased depreciation and amortization of $5.6 million, increases of $7.9 million in accounts payable, $5.3 million in other accrued expenses and $5.6 million in deferred income and compensation partially offset by a $4.8 million increase in net loss for the period, decreased income taxes payable of $6.4 million and net purchases of trading securities of $7.9 million. Net cash used in investing activities for the six months ended September 30, 1999 was $42.7 million compared to $4.4 million for the six months ended September 30, 1998. The increased cash used in investing activities in this period primarily resulted from increased spending of $37.3 million for property, equipment and communications lines and $2.0 million for other investing activities, decreased net proceeds from short-term investments of $6.5 million and increased net proceeds from held-to-maturity securities of $7.6 million. Net cash provided by financing activities for the six months ended September 30, 1999 was $71.2 million compared to $5.3 million for the six months ended September 30, 1998. This increased cash provided by financing activities primarily resulted from net borrowings under our long-term credit facilities in the amount of $51.0 million and $26.7 million of cash proceeds from the issuance of our common stock partially offset by $4.9 million of debt issuance cost.

      Net cash provided by operating activities during the year ended March 31, 1999 was $11.9 million compared to $13.0 million during the year ended March 31, 1998. The decrease in net cash provided by operating activities in 1999 resulted primarily from a $2.0 million decrease in depreciation and amortization expense, a $7.5 million increase in deferred income tax assets and an $11.0 million increase in accounts receivable which were substantially offset by an increase in net income of $6.9 million, an increase of $5.7 million in accounts payable and the absence of the $10.7 million gain from the sale of Government Services in 1999. We expect depreciation and amortization expense to increase in the future. Net cash used in investing activities for 1999 was $20.7 million compared to $5.5 million for 1998. The increase in cash used in investing activities in 1999 primarily reflects the sale in 1998 of GSI for net proceeds of $22.0 million. Net cash provided by financing activities for 1999 was $5.8 million compared to net cash used in financing activities in 1998 of $14.4 million, resulting primarily from the issuance of $16.0 million of long-term obligations in 1999.

      Net cash provided by operating activities during the year ended March 31, 1998 was $13.0 million compared to $1.4 million in the year ended March 31, 1997. The increase in net cash provided by operating activities in 1998 was primarily attributable to a decrease in net loss of $4.0 million and increases in most operating liabilities, partially offset by the gain of $10.7 million from the sale of Government Services in 1998. Net cash used in investing activities for 1998 was $5.5 million compared to $4.7 million for 1997. The increase in cash used for investing activities during this period primarily resulted from net increased purchases of short-term investments and other securities of $27.6 million and increased purchases of property, equipment and communication lines of $6.4 million, partially offset by net proceeds of $22.0 million from the sale of Government Services and proceeds of $12.5 million from sale of property, equipment and communications lines in 1998. Net cash used in financing activities for 1998 was $14.4 million compared to net cash provided by financing activities of approximately $13.0 million for the year ended
March 31, 1997. The increase in net cash used in financing activities in the year ended March 31, 1998 primarily reflects the repayment of $12.0 million of net long-term obligations issued in 1997 and the absence of $3.3 million of net cash provided by the sale and repurchase of common stock in 1997.

      As of September 30, 1999, we had $39.2 million of cash and cash equivalents and working capital of $35.8 million.

      In May 1999, we entered into a $50.0 million bridge loan facility with Merrill Lynch Capital Corporation. This facility provided for an interest rate of LIBOR plus 2.5%. In August 1999, we entered into a senior secured credit facility with a group of lenders. This $250.0 million senior secured credit facility consists of a seven year $100.0 million Delayed Draw Term Loan, a seven year $50.0 million Tranche B Term Loan, and a six year $100.0 million Revolving Credit Facility. The Tranche B Term Loan was fully funded at closing and was used to pay down in full all amounts outstanding on August 20, 1999 under the bridge loan and a $9.5 million note payable. The Delayed Draw Term Loan was partially funded in the amount of $10.0 million at closing.

      Availability under the senior secured credit facility is determined by a number of factors including financial covenants, financial ratios and other conditions. The term loan facilities mature in June 2006 and the revolving credit facility matures in August 2005. Amortization and reduced availability began September 30, 1999 pursuant to a schedule. Interest on the loans is payable, at a variable rate based on, at our option, either the base rate or the eurodollar rate, in each case, plus a margin. The margin for term loans (and, prior to February 20, 2000, for revolving credit loans) is fixed by facility and by type of loan at the rates specified in the credit agreement and ranges from 1.50% to 2.75%. From and after February 20, 2000, the margin for revolving credit loans varies depending on the ratio of our total indebtedness to consolidated EBITDA and ranges from 0.50% to 2.50%. Furthermore, we are required by February 2000 to enter into hedge agreements that fix the interest rate on at least 50% of the outstanding term loans for a period satisfactory to our lenders. The senior secured credit facility is secured by substantially all of our assets and a pledge of the stock of our direct and indirect subsidiaries, requires us to maintain certain financial covenants and places restrictions on, among other things, the payment of dividends, the incurrence of debt and liens, the disposition of assets, transactions with affiliates and certain investments. Deferred financing fees related to obtaining this senior secured credit facility and the bridge loan were approximately $4.9 million.

      In June 1999, we authorized, and have subsequently issued, 47.84 million shares of our Class B common stock to KPN, Swisscom and Telia in exchange for access to their multinational clients and $40.0 million in cash. See "Business--Access to Multinational Corporate Clients of KPN, Swisscom and Telia." We expect to use the funds from this issuance for continued upgrade and expansion of our network and for general corporate purposes.

      Our principal capital expenditure requirements involve the upgrade and expansion of The World Network through the purchase or lease of transmission capacity and the purchase of network related equipment as well as computer equipment, furniture and fixtures. We have funded these expenditures to date primarily through cash from operations, borrowings under our bridge loan facility and operating and capitalized leases. Our capital expenditures for the year ended March 31, 1999 were approximately $11.7 million for network related equipment, approximately $9.8 million for the purchase of transmission capacity and approximately $5.5 million for other capital expenditures. As of March 31, 1999, we had capital lease commitments totaling approximately $8.1 million payable in various years through 2004.

      In connection with the deployment of our ATM-enabled backbone, we estimate that we will make at least $100.0 million of capital expenditures during the year ending March 31, 2000. We expect our capital expenditures for the year ending March 31, 2000 to include $18.0 million for the purchase of an indefeasible right of use of capacity in a fiberoptic submarine cable system. In addition, we will have the option for 90 days from the date of occupancy to purchase our new headquarters facility for approximately $33.0 million. If we exercise this option, we may finance this purchase with proceeds of the offering, cash from operations or a mortgage loan from a commercial lender. We expect that our capital expenditures will be the same or higher in the year ending March 31, 2001. These expenditures will include payments of approximately $27.0 million for the purchase of additional submarine cable capacity. We expect to use cash from operations together with the proceeds of the offering and availability under the senior secured credit facility to fund these capital expenditures. The exact amount of future capital expenditures will depend on a number of factors, including availability under our senior secured credit facility, our ability to negotiate contracts to purchase transmission capacity at favorable prices and the demands of our multinational clients. If we have exhausted the net proceeds of this offering and borrowings under the senior secured credit facility are not available, we may be required to seek additional debt or equity financing. We cannot assure you that any financing will be available on commercially reasonable terms or at all, or that any additional debt financing would be permitted by the terms of our existing indebtedness.

      Our ability to make scheduled payments of principal of, or to pay interest on, our debt obligations, and our ability to refinance any debt obligations, or to fund planned capital expenditures, will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our business strategy contemplates substantial capital expenditures in connection with the upgrade and expansion of The World Network. We believe that cash flow from operations and the proceeds of the offering and available borrowings under our senior secured credit facility will be sufficient to fund our anticipated capital expenditures through the year ending March 31, 2002.

Inflation

      The impact of inflation on our operations has not been significant to date. Over the past two years, rising prices for some of our supplies have been offset by decreasing prices for other services. In particular, our per unit costs for leased lines and circuits has generally decreased over this period. However, we cannot assure you that per unit costs for leased lines and circuits will continue to decline or that a high rate of inflation in the future will not adversely affect our operating results.

Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to market risks, which arise during the normal course of business from changes in foreign exchange rates and interest rates. A discussion of our primary market risks associated with our foreign currency transactions, short-term investments, and long-term debt exposure is presented below.

 Foreign Exchange Risk

      We conduct our operations in more than 60 countries around the world in a number of different currencies. There is exposure to future earnings when foreign exchange rates change and certain receivables, payables and intercompany transactions are denominated in foreign currencies. We monitor our exposure to foreign currencies through our regular operating activities and have not historically used derivatives to hedge foreign exchange risk.

      We bill our country representatives in U.S. dollars and our prices are in U.S. dollars. However, many of our country representatives derive their revenues and incur costs in currencies other than U.S. dollars. To the extent that the local currency used by the country representative fluctuates against the U.S. dollar, the obligations of the country representative may increase or decrease significantly and lead to foreign exchange losses or gains. We assume the exchange rate risk for our consolidated country representatives, although our non-consolidated country representatives assume the exchange rate risk under our country representative structure. Our exposure to exchange rate fluctuations may increase while we transition multinational clients of KPN, Swisscom and Telia to The World Network because our receivables from these clients and our payables to AUCS under the services agreement for services provided to those clients will be denominated in different foreign currencies.

      As of March 31, 1999 we were primarily exposed to the following currencies: the Canadian dollar, the British pound, the Belgian franc, the French franc, and the Spanish peseta. Based upon a hypothetical ten-percent strengthening of the U.S. dollar across all currencies, the potential losses in future earnings due to foreign currency exposures would have been approximately $513,000 as of that date.

 Interest Rate Risk

      We currently maintain an investment portfolio of high quality marketable securities. According to our investment policy, we may invest in taxable instruments including U.S. Treasury bills, obligations issued by government agencies, certificates of deposit, commercial paper, master notes, corporate notes and asset-backed securities. In addition, the policy establishes limits on credit quality, maturity, issuer and type of instrument. All securities are classified as available for sale, and recorded in the balance sheet at fair value. Fluctuations in fair value attributable to changes in interest rates are reported as a separate component of stockholders' equity. We do not use derivative instruments to hedge our investment portfolio.

      All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. The remaining short-term investments have maturities that range between three and 12 months.

      The carrying amount, principal maturity and estimated fair value of our investment portfolio and long-term debt exposure are as follows:

                          Carrying
                           Amount               Maturity
                          -------- --------------------------------------   Fair
                            1999    2000    2001    2002    2003    2004   Value
                          -------- ------  ------  ------  ------  ------  ------
                                        (Dollars in thousands)
Investments
Cash equivalents........   $6,354  $  --   $  --   $  --   $  --   $  --   $6,354
Weighted average
 interest rate..........     5.61%    --      --      --      --      --
Short term investments..   $8,196  $  --   $  --   $  --   $  --   $  --   $8,196
Weighted average
 interest rate..........     6.40%    --      --      --      --      --

Long-Term Debt
Secured bank notes......   $8,915  $1,662  $1,789  $1,925  $2,071  $1,468  $8,878
Average interest rate...     7.36%   7.36%   7.36%   7.36%   7.36%   7.36%    --

      We have not historically used derivatives to hedge our interest rate risk. However, under the terms of our senior secured credit facility entered into on August 17, 1999, we will be required to enter into hedge agreements to provide that at least 50% of the outstanding term loans are subject to fixed interest rates.

Impact of the Year 2000

      Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software that many companies and governmental agencies use may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

      In August 1996, we began working on our Year 2000 readiness project. As part of the Year 2000 project, we have reviewed the Year 2000 readiness of all of our systems, software and equipment, including our messaging systems, billing systems and network services. Following our review, we conducted simulation and integration tests of our systems. This testing was for the most part completed by December 1998.

      In our review and testing process we identified several critical and non-critical systems with Year 2000 problems. To date, these systems have been removed, replaced by compliant systems or transferred to Year 2000 compliant environments.

      We have requested that all of our key vendors, service providers and sales channels provide us with statements of their Year 2000 readiness. Wherever possible, our final determination as to whether these entities are Year 2000 compliant has been based on our testing process, rather than their responses to our requests. We have received responses from over two-thirds of our key vendors, service providers and sales channels indicating that they are compliant and are following up with those who have not yet responded.

      In order to minimize the risk of operational problems due to the Year 2000 date change, we will avoid making changes to our network, services, products and processes from the period October 1, 1999 to March 31, 2000. We will, however, continue to support existing and new clients and make client modifications, although we will not make structural changes such as node migrations or formatting network modifications during this period.

      To date, almost all of the work associated with our Year 2000 project has been completed. As of September 30, 1999, we had spent approximately $1.0 million on our Year 2000 project and do not expect to incur significant additional costs. Additionally, we have incurred capital expenditures of approximately $2.2 million in upgrading our network to satisfy Year 2000 requirements.

      We believe that the greatest risk of disruption in our businesses exists in less developed countries. The possible consequences of us or our key business partners not being fully Year 2000 compliant include, among other things, temporary network closings, delays in the delivery of services, delays in the receipt of supplies or invoices and collection errors. Based on our assessment of these risks and after discussions with third parties, including key vendors, service providers, country representatives and alternate sales channel partners, we have made an evaluation of our state of readiness, potential risks and costs, and are preparing a contingency plan. This contingency plan is intended to prepare us for failures by these parties and other business partners.

      Our business and results of operations could be materially adversely affected by a temporary inability to conduct our business in the ordinary course for a period of time after January 1, 2000. Our worst case scenario is a prolonged failure of one or more third-party entities as a result of the Year 2000 problem, resulting in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which would prevent us from delivering many of our services. We believe, however, that our Year 2000 readiness program, including the contingency planning discussed above, should significantly reduce the extent of any disruption. See "Risk Factors--The Year 2000 problem could significantly disrupt our operations, causing a decline in cash flow and revenue and other difficulties."

Recently Adopted Accounting Standards

      During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 2000 and will be adopted by us by April 1, 2001. We have not assessed the impact that the adoption of this standard will have on our consolidated financial position or results of operations.

                                    INDUSTRY

      The information provided in "Industry" regarding growth in the communications market was obtained from Data Communications magazine. Although we believe that this source is reliable, we cannot assure you that these projections will prove to be correct. See "Risk Factors."

Market Opportunity

      With developments in network technology, advances in communications service offerings and the globalization of business, multinational corporations are increasingly demanding integrated solutions for their mission-critical global communications needs. In addition, the rapid expansion and adoption of the public Internet is creating additional opportunities for corporations to interact with a large number of geographically distributed offices, employees, customers, suppliers and partners. However, the public Internet was not designed with the reliability, consistency, response time and security required for mission-critical applications. As a result, multinational corporations rely on service providers to enhance the quality, reliability and security of their data communications and to provide global access equivalent to the public Internet. These corporations require integrated solutions that span multiple countries, have guaranteed network availability, can deliver continuous increases in speed and capacity and provide local service and support. The demand for these managed data services has dramatically increased the size and growth rate of the communications marketplace.

      The size of the global communications market reached approximately $800 billion in 1998, according to the International Telecommunications Union. The market for data communications is one of the fastest growing segments of this market. According to Data Communications, a leading magazine covering enterprise networking, the global data communications services market, which includes Frame Relay, ATM, intranet services, commercial Internet services and Web hosting, was approximately $22 billion in 1998, or 2.8% of the global communications market and had a compound annual growth rate of 55% from 1996 to 1998. Within this market, we focus on cross-border managed data communications services for multinational corporations.

 Industry Drivers

      We believe that there is an attractive opportunity for marketing managed data communications services to multinational corporations which results from the following factors:

    . globalization of business and increased need for connecting international locations;

    .  rapid expansion of Internet-based applications;

    . rising importance of data communications as a service critical to a corporation's success; and

    .  increased outsourcing of corporate data communications.

      Globalization of business and increased need for connecting international locations. Over the past several decades, corporations have significantly increased the international scope of their businesses. These corporations have opened and made direct investments in branch offices, factories, and other local representative facilities around the globe. It is critical for these corporations to share information accurately and expediently between their geographically dispersed locations, as well as with travelling and telecommuting employees. New technologies and advanced remote access alternatives are enabling these geographically dispersed employees to connect to corporate and public networks at greater speeds, as well as from more varied locations.

      Rapid expansion of Internet-based applications. Internet-based applications are rapidly expanding as an important medium for global communications and e-commerce with the potential to connect a large number of geographically dispersed offices, employees, customers, suppliers and partners. Internet-based applications have emerged as a strategic component of business, and investment in Internet services has increased dramatically. The public Internet's lack of reliability and security for mission-critical data communications, however, has forced many corporations to seek assistance from service providers and data network companies to enhance the quality of their Internet communications or to design and implement high performance private networks.

      Rising importance of data communications as a service critical to a corporation's success. An increasing number of businesses are investing in data networks to achieve higher levels of productivity and lower operating expenses. Increasingly, corporate intranets, public Internet Web sites, extranets and other managed data networks are creating competitive advantages for companies that use them to foster internal communications, e-commerce, source supplies, recruit new employees, communicate with customers, penetrate new market segments and collect market information. Corporations are demanding that their networks deliver data quickly, consistently and globally and that these networks can be upgraded as the complexity of the applications grows and technologies change. Corporations also require networks that operate 24-hours a day, seven days a week, and offer application support and a broad range of functions, such as security, remote access and reliability.

      Increased outsourcing of corporate data communications. Corporations are focusing their resources on their core competencies. Investing in resources and personnel required to maintain in-house private corporate networks is costly and difficult, especially given the shortage of technical talent and risk of technological change. The ongoing expansion of multinational businesses and developments in technology, have made it difficult for in-house solutions to keep pace with corporate needs. Therefore, corporations have sought third parties to provide managed data communications services. Given the costs and difficulties involved in implementing international network solutions, we believe that multinational corporations are even more likely to outsource their cross-border data communications needs.

Technology Overview

      The evolution of computing and data network services has had a major impact on the ways companies function. Most multinational corporations now depend upon the efficient transmission of information through effective communications networks. At particular sites, organizations employ localized data networks known as local area networks, or LANs, to connect personal computers. These LANs can be used to promote collaborative work practices through data and directory sharing, facilitate communications through e-mail and voice messaging, and simplify administrative procedures through services such as direct facsimile transmission from a desktop computer. When LANs are connected through a larger network, commonly referred to as a wide area network, or WAN, an organization is able to replicate the services that can be provided by a LAN seamlessly throughout the organization's various sites, enabling personnel in diverse locations to share information.

      A WAN which is designed to connect to and provide information from diverse locations within a corporate organization is often referred to as an intranet. An intranet operates like the public Internet but with more consistent performance and better security. Intranets can also be used to transmit information to and receive information from outside an organization, enabling a company to engage in e-commerce. When a WAN or intranet is able to transmit and receive information from outside an organization via the public Internet, it is often referred to as an extranet.

      Data protocols enable computers to exchange information by using a commonly understood language and set of rules. Protocols are critical in data communications because they dictate the speed and flexibility with which data can be exchanged between computers. The following are the most commonly used protocols:

    . X.25 is a protocol that allows dial-up or permanent access to a network from the user's premises at low to medium speeds from 9.6 to 64 kilobits per second, or Kbps. X.25 is suitable for most lower performance applications and for users in developing countries that lack the communications infrastructure to deliver high speed services;

    . Frame Relay is a wide area protocol designed for transporting data at higher speeds of up to 2 megabits per second, or Mbps. Frame Relay is particularly suited for users who transmit high volumes of data. As such, Frame Relay is a cost-effective means of connecting geographically dispersed LANs;

    . ATM is a high speed protocol that is capable of very high transmission rates, primarily 45 Mbps or greater. ATM can be deployed both as a protocol to transport data within core networks and as a technology that enables high volume users to access a network. Both LANs and WANs can use ATM to support broadband services such as voice, video and data services; and

    . Internet Protocol, or IP, is the protocol used for the Internet and on many LANs and WANs that enables efficient communications across data networks regardless of the hardware, software and protocols used. IP permits WANs and LANs to operate seamlessly with one another and permits varied networking and computer platforms to exchange information. IP standards can be used to create intranets that link IP-based corporate networks and to create extranets to connect corporate networks to the public Internet.

                                    BUSINESS

Overview

      We are a leading provider of cross-border managed data communications services to more than 1,150 corporations worldwide, including 29% of the top 500 corporations in Business Week's 1998 Global 1000. Our network, which we refer to as The World Network, can be accessed from over 180 countries, making it one of the world's largest data communications networks in terms of geographic coverage. We own and operate our network, which allows us to provide managed data services to our clients on a global basis, an advantage over service providers that do not own an extensive global network. We sell our services directly through our country representatives and indirectly through major international telecommunications carriers, such as AT&T and MCI WorldCom, and value-added resellers. Our country representatives give us a significant local presence in more than 60 countries and strong working relationships with leading local telecommunications providers in these countries. Our diverse client base is comprised of multinational corporations that require cross-border data communications services such as Allergan, Baan, Microsoft, Nestle, Nokia, Pharmacia/Upjohn and Volkswagen.

      We offer a broad range of integrated service solutions to our clients, such as:

      . Network Services--includes Frame Relay, remote access, intranet, multimedia, Internet and IP services;

      . Consulting, Integration and Provisioning Services--includes consulting, design, and implementation; installation of leased lines and customer premise equipment associated with the client's access to The World Network and use of our Network Services;

      . Applications Services--includes e-mail, messaging, collaboration, Web hosting and other value-added services; and

      . Other Communications Services--includes X.25 transport services, service access fees and other communications services.

      We take a consultative, applications-oriented approach to identifying client needs and developing customized solutions. In addition, we offer a consolidated billing, management and support system which provides a complete solution for all the external and internal data communications services our multinational clients require. Our approach is to integrate our full range of services with the data communications and network operations of our clients. We believe our ability to provide a comprehensive solution to our clients gives us a key competitive advantage because our solutions are costly to develop and difficult to replicate.

      We own and operate The World Network, an extensive and versatile ATM-enabled network that provides the delivery platform for our integrated, enterprise-wide communications solutions. The World Network has approximately 11,142 ports comprised of over 6,000 IP, Frame Relay and X.25 access and customer premise devices which are connected by over 950,000 route-kilometers of data transmission circuits, most of which are over fiberoptic routes. This global private network enables our clients to deploy and manage applications effectively by combining reliability, security, high performance and a broad range of functions using a variety of network protocols.

      Our global sales and support structure, which in some countries is based on partnerships with local telecommunications and other service providers, gives us a strong presence in each of our markets. We believe this structure also provides us with a competitive advantage over other data service providers who do not have comparable levels of expertise as to local operating, regulatory and market conditions. Our country representative structure emerged from our historical relationships with major telecommunications companies, such as Deutsche Telekom, France Telecom, Korea Telecom, Singapore Telecom and Telekom Malaysia.

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

      We began operations in 1969 as a part of Computer Sciences Corporation, or CSC. In a series of transactions from 1988 to 1992, CSC sold its ownership in Infonet to a group of telecommunications companies. Our current stockholders include six of the world's largest telecommunications companies:

      .  KDD--KDD Corporation (Japan);

      .  KPN--KPN Telecom B.V. (The Netherlands);

      .  Swisscom--Swisscom AG (Switzerland);

      .  Telefonica--Telefonica International Holding B.V. (Spain);

      .  Telia--Telia AB (Sweden); and

      .  Telstra--Telstra Corporation Limited (Australia).

Business Strategy

      Our goal is to be the leading provider of global data communications services to multinational corporations. We will continue to:

 Focus on multinational clients that require data communications solutions

      We will continue to focus on multinational corporations with cross-border managed data communications needs. We believe that the rapid pace of technological change, and the resultant complexity and cost of network communications services, are causing large multinational corporations to outsource their data communications services to focus on their core competencies. Our flexible network architecture, local presence in more than 60 countries and consultative sales approach allow us to tailor our data communications solutions to meet our clients' needs. Given the global reach of our network, our local support services and our reputation for reliable and innovative services, we believe we can further penetrate the market for global data services. Between 1996 and 1998, we increased our penetration of the top 500 corporations in Business Week's Global 1000 from 21% to 29%. As part of this strategy, we have launched a global branding program to increase awareness of our services and the Infonet brand.

 Upgrade and expand our global network

      We intend to invest significant capital resources to upgrade and expand further The World Network to maintain our competitive advantage. Currently, the majority of our backbone is comprised of circuits leased on a short-term basis. We are in the process of making significant purchases of transmission capacity on major terrestrial and undersea routes. We believe that these investments will enable us to exploit economies of scale associated with high volume transmission capacity and better meet our clients' requirements for higher speed connections. Also, as part of this strategy, we are currently expanding the deployment of ATM backbone switches that will connect our core network nodes around the world. We believe this ATM-enabled network will provide greater capacity and improved functionality. We expect to use our ATM-enabled network as a platform to offer a broader range of value-added services that combine voice, video and data.

 Develop innovative, value-added solutions

      We are continually developing new solutions to meet our clients' rapidly changing needs due to technological advances and the globalization of their businesses. For example, we were the first to offer multiple levels of Frame Relay service to our clients, providing them the flexibility to manage standard, as well as mission-critical operations effectively through one service. In 1998, we were awarded the Data Communications magazine "Hot Product of the Year" award for our Frame Relay service, marking the sixth time in seven years we have won this award for innovative services. With the expansion of our ATM backbone we will begin to offer to our clients a broader range of innovative, value-added services, including voice, video and data. We intend to continue developing these services to allow us to derive additional revenue from our existing client base and to attract new clients.

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

 Strengthen our sales and customer support structure

      Our country representatives play a major role in the sales and marketing, local client support and implementation of our services on a global basis. Our country representative strategy has allowed us to expand geographically without the related financial and managerial costs associated with building large numbers of wholly-owned multinational sales and support operations. We are constantly evaluating new opportunities to expand our sales channels through the addition of new country representatives and alternate sales channel partners. In the last three years, we have expanded into seven new countries and have added 11 new alternate sales channel partners. Our strategy is to capitalize on the strength of our country representatives and alternate sales channel partners to build market share among multinational corporations.

 Provide the highest level of quality, security and reliability for our services

      We are committed to maintaining the highest level of quality, security and reliability in delivering data communications services over our network. Using our network management tools and systems, we are able to proactively monitor our global network operations and respond quickly to client problems, 24-hours a day, seven days a week. We consistently meet or exceed our 99.7% quality standard, reflecting our guarantee of network availability. In addition, we support our clients through our extensive local operations. To ensure this quality, we continue to make investments in client service and support, and continually evaluate our performance in order to retain our valued clients. We also continually hire and train experienced and technically sophisticated network support and services personnel. We are committed to adhering to these quality standards, in part by maintaining our ISO 9001 certification.

Our Service Solutions

      We provide services to meet clients' global data communications needs. We offer clients either individual services that they can use as part of their own networks or more integrated solutions that combine several of our services. Examples of how our services and solutions meet our clients' needs include:

      . For one of the world's oldest and largest luxury hotel companies, we connect the reservation systems of 300 hotels in 66 countries;

      . For a global health care company, we manage data communications between 40 offices, 4,500 desktop computers and 6,000 employees around the world;

      . For a major European commercial bank, we provide managed data communications services to branch offices in 66 cities located in Europe and Asia; and

      . For a German freight services company, we connect offices in 40 countries and integrate their different e-mail and messaging systems.

      Our services are organized into four categories: Network Services; Consulting Integration and Provisioning Services; Application Services; and Other Communications Services.

 Network Services

      We offer multinational corporations and our sales channel partners private managed data services. Our clients use these services to manage information among their worldwide locations. For example, manufacturing companies use our services to integrate production and inventory schedules, technology companies use our services to transmit design files and financial institutions use our services to connect their trading desks. Typically, clients employ these services to transmit information that is critical to their daily operations. Within Network Services, we offer Frame Relay, ATM, Private Internet, Global Internet, MultiMedia and Remote Access.

      Frame Relay Services. Our Global Frame Relay service is the largest component of our Network Services. We offer three levels of Frame Relay service to meet the specific performance characteristics of our

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

clients' applications. A premium level Frame Relay service is available for our clients' mission-critical, interactive applications requiring the highest level of performance and network availability. For example, clients use this service to enhance the performance of and maximize their investment in enterprise resource planning software. Clients use our second level Frame Relay service for multi-protocol applications with less stringent response time requirements such as remote printing, intranet browsing, collaborative software and large file transfers. Our third level Frame Relay service is most suitable for clients using applications with lower performance requirements which are less sensitive to longer response times such as Internet browsing, e-mail and small file transfers.

      ATM Services. We are in the process of commercializing our ATM service. More advanced than Frame Relay and X.25 technology, ATM enables us to address the rapidly emerging requirements for high speed integrated voice, video and data services, as well as the delivery of bandwidth-intensive applications, such as video conferencing and advanced voice, video and data services.

      Private Internet Services. As part of our Network Services, we offer our clients a private Internet solution. Our Private Internet Services use IP to provide corporate networks functionality similar to the public Internet but with the performance characteristics of The World Network. This means that clients can effectively run mission-critical applications using cost effective Internet development tools on our high performance private network. Our Private Internet Services are ideal for corporations seeking to establish extranets or to engage in e-commerce.

      Global Internet Services. Global Internet Services provide dedicated and dial-up connectivity to the public Internet. We offer our multinational clients dedicated and dial-up public Internet access from our locations through a series of peering agreements and transit relationships with other global ISPs. This service is attractive because clients can deal with a single provider instead of a different ISP in each country. We provide a completely managed service with local support, network management and 24-hour operations. We also produce one consolidated invoice for all services.

      MultiMedia Services. We provide high quality voice services, referred to as our MultiMedia Services, which can be used independently or in combination with our managed data services. We deliver high quality, cost-effective voice services by using a technology that we developed with Nortel. We can easily add office-to-office voice communications for clients that are using our managed data services by connecting their voice telecommunications systems to The World Network. We can also offer single-site companies such as shippers, importers/exporters and telemarketers connections to the local public telecommunications network. We can offer all of these voice services on a single global invoice with location and call detail as well as customized dial-plan capability. We expect to expand our MultiMedia Services to include video services in the future.

      Remote Access Services. We offer our clients a variety of remote access services on a wireline and wireless basis. Our remote access services provide our clients' employees, who are travelling or who are located remotely, with access to the same network applications that would be available if they were at their primary office. Using our services, applications such as enterprise resource planning, file sharing, Internet access and e-mail are accessible with higher levels of security and performance than would normally be provided by accessing these networks via the public Internet. We contract with one of the industry's leading suppliers of enhanced security products to offer these security products to provide greater security than traditional password systems. As a result, our remote access service provides connectivity for "virtual offices" anywhere in the world, quickly, securely and cost effectively. We provide dial-up connectivity through The World Network to insure secure access for our clients' employees, business partners and customers. We also provide worldwide virtual private network connectivity for remote offices and LANs that support small office/home office, business partner/client support networks and basic Internet access requirements. We can offer this service through telecommuters' home computers, through toll free dial-up service or via mobile phones connecting to our network via the local public telecommunications network or via access methods appropriate to wireless data telephony.

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

 Consulting, Integration and Provisioning

      We offer integration, provisioning and implementation services to our clients to implement the "last-mile" part of the solution. Our country representatives provide the on-the-ground support and local implementation necessary to deliver these services on a global basis. As part of the integrated solution, the country representatives provision leased lines to connect our clients' sites to The World Network. In addition, they procure, install and maintain the appropriate customer premises equipment. We believe few other global data communications service providers can provide these localized services on a global scale and our local presence is a significant competitive advantage. As part of the comprehensive solutions we offer, we also provide consulting services to assist our clients in integrating our data communications services into their operations.

 Application Services

      Our Application Services include messaging and collaboration services that provide an attractive alternative for businesses that prefer to outsource all of their "non-core" business messaging activities. We provide three types of messaging and collaboration services. First, we host e-mail services for our clients using Microsoft Exchange and Lotus Notes software. Our e-mail hosting activities include management of the client servers, software support and service, and e-mail translations to telex and fax. Second, we have developed a proprietary global unified messaging and collaboration service and software solution called MailMail. MailMail enables voicemail, fax, telex, paging and e-mail messages to be aggregated and forwarded to a single e-mail location, accessible via the public Internet. We offer MailMail as an alternate enterprise wide e-mail service to our multinational clients, and we license it to other ISPs. Third, our X.400 service enables our clients to exchange information between different e-mail systems in a seamless and secure manner.

      We offer hosting of Web sites, referred to as Web hosting services, to clients who wish to outsource their Web sites and other Internet applications. We run clients' servers for them at an operations center with high bandwidth Internet connectivity, redundant power and disaster recovery provisioning. We can connect hosting centers to the clients' private network, and we also offer firewall and security services.

 Other Communications Services

      Our highly reliable, widely available and cost-efficient X.25 service is typically used for lower performance applications requiring secure connectivity. X.25 is a widely deployed and proven technology frequently used in developing countries where high speed transmission capacity is not available.

Global Network Management/Local Support

      The World Network is the physical platform across which we deliver all of our services. Our Global Network Management/Local Support infrastructure is the combination of support, billing, management and personnel, which allows us to offer our solutions seamlessly throughout the world.

      We deliver our services through an infrastructure comprised of technology, connectivity, tools, processes and personnel. We provide seamless global performance through our network of nodes, switches, circuits and terminating devices, combined with the management systems and processes for change, configuration, security, billing and accounting. Changes, upgrades and enhancements to our network are possible given our common information, management and tracking infrastructure.

      We develop client solutions through a collaborative effort among the country representatives responsible for serving each client location. To ensure the quality of the solution provided, an experienced global project management team overseas the deployment of the client solution, using a highly-developed set of systems, processes and infrastructure, which have been developed, tested and improved over the last 30 years. After installation, our integrated global billing system allows clients to receive a single invoice for all services.

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

We believe the time and capital required to duplicate our global capabilities provides us with a significant competitive advantage.

Development of Innovative Services

      We are recognized in the industry as an innovative developer of products and services. For example, Data Communications, a leading magazine covering enterprise networking, has repeatedly recognized our achievements. In January 1998, it awarded us a "Hot Product of the Year" award for our innovative Frame Relay technology. This marked the sixth time in seven years that an Infonet service earned this distinguished award. In addition, we released multiple levels of Frame Relay service in 1998 and IP service in 1991, in each case, more than one year before our competitors. Designing solutions for our clients keeps us closely involved with new market requirements, the most promising of which are added to our ongoing service development programs.

Client Base

      We have more than 1,150 multinational clients which typically have between 15 and 25 locations and are diversified across both industry groups and geographic regions. We provide our services to many of the world's largest multinationals including Allergan, Baan, Microsoft, Nestle, Nokia, Pharmacia/Upjohn and Volkswagen. Our 29% share of the top 500 corporations in Business Week's 1998 Global 1000, an annual list of the world's largest corporations, is evidence of the central role that we play in the global data communications industry. No single client comprised more than 2% of our revenues in fiscal year 1999.

      A substantial portion of our revenues are under contract for one to three years. The act of switching service providers not only has the potential to compromise the security and performance of the client's network, but also presents a significant inconvenience, particularly to larger clients using a number of our services. Therefore, we believe that our larger clients typically are reluctant to terminate their contracts with us.

Country Representatives

      Our country representative structure gives us global reach and strong local presence in the countries in which we operate. The country representative structure emerged from our historical relationship with major telecommunications companies, such as Deutsche Telekom, Embratel (Brazil), France Telecom, Korea Telecom, Singapore Telecom and Telekom Malaysia. We have enjoyed strong relationships with our 56 country representatives. A total of 14 country representatives have been with us for more than ten years and 29 have been with us for more than five years.

      Our consolidated country representatives consist of nine separate country representatives that provide service in 14 countries. Our consolidated country representatives accounted for approximately $152.4 million of our revenues in fiscal year 1999, representing about 50% of total revenues. In addition to our consolidated country representatives, we have 47 non-consolidated country representatives which, together with our consolidated country representatives, provide service in more than 60 countries. In the aggregate, our country representatives accounted for approximately 90% of our revenues in fiscal year 1999.

      We are the principal service provider to our clients and control the delivery of all services to them on an end-to-end basis. We centrally control and configure our network and rely on our country representatives to deliver our services and maintain The World Network locally. We rely on our country representatives for insights into local operating, regulatory and market conditions. They are involved in sales and marketing, operations, network management and client support. Depending on the geographic location and needs of a client, country representatives from different countries will collaborate with each other when making sales presentations. Country representatives manage accounts on a daily basis and are the first point of contact for clients, generally providing service in the local language. To minimize our regulatory hurdles, each country representative is a party to a legal contract with the client. Once a new client has signed a contract, we

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

configure the network for the service and coordinate with other country representatives to implement the solution for the client. Our country representatives take a lead role in implementing the last-mile part of the solution by provisioning leased lines and installing equipment at the client site. In addition, the country representatives provide local support for our services, operating our local network nodes and, in some cases, housing and operating components of the infrastructure for specific services on our behalf.

 Governance and Controls

      We have service agreements with all of our country representatives that govern our relationships. The agreements are generally non-exclusive and are essentially the same for all country representatives and generally have five year terms. These agreements provide the country representatives with:

      .  the right to market and sell our services;

      .  the right to use our trademarks and service marks;

      .  access to operational and marketing documentation; and

      .  training materials and sessions.

      The agreements give us:

      .  the right to recommend prices;

      . the right to jointly set revenue targets with the country representatives;

      . the ability to terminate the agreement if the country representative fails to meet the revenue targets or if targets cannot be agreed upon for two consecutive years;

      . the ability to determine staffing of the local office jointly with the country representatives; and

      . in many cases, the right to appoint one of the three members of the Advisory Review Board, which governs the relationship between us and the country representative.

      The agreements outline the fees that the country representatives are required to pay us for access to our network. In addition, the agreements outline our compensation and pricing arrangements with the country representatives.

The World Network

 Overview

      We own and operate The World Network, one of the world's largest commercial global data networks in terms of geographic coverage accessible from over 180 countries. Our network supports several major protocols that allow us to offer a broad range of services. Our network structure allows us to respond quickly to our clients' changing needs for increased bandwidth, reliability and security while enabling us to manage data traffic patterns efficiently. Because we manage our network on an end-to-end basis, we are better able to control and customize the services delivered to our clients. The World Network has 11,977 ports comprised of over 6,000 IP, Frame Relay and X.25 access and customer premise devices which are connected by over 950,000 route-kilometers of data transmission circuits, most of which are over fiberoptic routes.

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

      The World Network is based upon a three-tier hierarchical structure which we believe provides a competitive advantage because it allows for efficient traffic management, higher performance and reduced cost. This three-tiered hierarchical structure is comprised of Global Switching Nodes, Regional Switching/Access Nodes and Local Access Nodes as diagrammed below:


                [Diagram of Tiered Node Structure Appears Here]


      Global Switching Nodes: We use our Global Switching Nodes cost effectively to aggregate and distribute interregional network traffic flows. Equipped with FORE Systems' high capacity ATM switches, these Global Switching Nodes are capable of accepting multiple channel inputs of data in excess of 45 Mbps. Our Global Switching Nodes are connected by fiberoptic transmission capacity and are currently located in the following ten locations: Amsterdam, Dallas, Kuala Lumpur, London, London-Docklands, Los Angeles, New Jersey, New York, Stockholm and Tokyo. We plan to add more additional Global Switching Nodes to further expand and enhance our ATM-enabled network around the world and to increase our transmission capacity to as high as 2.5 gigabits per second, or Gbps.

      Regional Switching/Access Nodes: We use our Regional Switching/Access Nodes to aggregate regional traffic and provide access to The World Network for clients with bandwidth-intensive applications. These nodes are equipped with Nortel Passport switches and Cisco hub and access routers. The Nortel Passport switches provide Frame Relay capability as well as high capacity access (at speeds of 2 Mbps to 45 Mbps) to the Global Switching Nodes through our backbone. The Cisco hub and access routers provide high capacity

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

local access for our clients and aggregation services for regional IP traffic. The Cisco hub routers can also use the Nortel Passport switches for connection to the Global Switching Nodes to exchange data interregionally. Our 114 Regional Switching/Access Nodes are located in 48 countries around the world.

      Local Access Nodes: Our Local Access Nodes connect clients to The World Network at speeds generally less than 2 Mbps. These nodes enable our clients to connect to and use IP, X.25 and Frame Relay applications through dedicated and dial-up access. The Local Access Nodes are equipped with Cisco access routers, Nortel and Siemens X.25 devices and Ascend Dial Access devices. The Cisco routers provide dedicated IP access, the Nortel and Siemens devices provide dedicated access using X.25 and the Ascend devices provide dial-up access. Local access is available in 125 locations in over 60 countries. We are also able to extend our network reach to countries where the communications infrastructure is not available by using satellite services, which are integrated as part of The World Network.

 Local Access

      Clients can access The World Network either directly using a dedicated line or through dial-up services by connecting through Local Access Nodes, Regional Switching/Access Nodes, or via our interconnection with the national data network of our local telecommunications partners. A country representative arranges dedicated access through a leased line or via the national data network of the local telecommunications partner. Dial-up services offer local and remote access to The World Network through the local public telecommunications network. We plan to offer additional access methods and adapt them to our backbone for increased efficiency. Among those services planned or under review for clients that require higher speed access are ATM, digital subscriber line or DSL, and broadband wireless remote access. In remote locations clients can access The World Network via satellite services. Clients can choose to have us manage their entire provisioning and support at and between each client location.

 Backbone Capacity

      Our backbone connects all nodes on The World Network. Traditionally, we have obtained backbone capacity from major telecommunications carriers through short-term leases. We have begun, and expect to continue, to purchase capacity on major international and regional routes where it is economical to do so and where capacity is available for purchase or long-term lease. We intend to invest significant capital resources to expand and upgrade our network in order to maintain our competitive advantage. We are currently in discussions with several suppliers of terrestrial and intercontinental undersea cable. In collaboration with Hughes Electronics, we are also using satellite technology as a fill-in strategy to provide satellite links to The World Network where terrestrial connections or alternative paths for specific high availability applications may not be available. We increased our network capacity by more than 500% in 1999, and we expect to continue to expand capacity as our clients require.

 Network Protocols

      Our network strategy is to support a wide range of managed data communications services over a common infrastructure. As such, our global network infrastructure supports a variety of protocols including X.25, Frame Relay, IP and ATM. Our existing Frame Relay network is the basis for our delivery of seamless managed data communications services on a worldwide basis. Moreover, by using Frame Relay technology we are able to capitalize efficiently on The World Network's bandwidth to transport a variety of data traffic. We are implementing the new industry-standard IP versions and extensions to differentiate our network from other competitive networks. We intend to introduce IP Version 6 into the network as it becomes commercially available and is accepted.

      Our ATM-enabled network is able to support broadband services that require asynchronous networking capabilities (for example, video services), as well as provide transport for aggregated data between our Regional Switching/Access Nodes and our Global Switching Nodes. We believe our ATM-enabled network will be the transport platform for our managed data communications services in the future. We expect our ATM-enabled network will allow for the efficient and high-speed transport of voice, video and data traffic over

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

a single network. This capability will not only enable us to further leverage our network assets, but also allow us to capitalize on the demand for anticipated new service offerings that combine voice, video and data. Furthermore, as client demand for additional bandwidth, faster transmission speeds and enhanced service quality increases for applications such as desktop videoconferencing, we believe our investment in ATM technology will position us as a leading provider of these services.

 Network Management

      We manage our network and monitor its operation 24-hours a day, seven days a week through two network control centers located in Los Angeles and Brussels and three global customer assistance centers in Los Angeles, London and Tokyo. The customer support operations consist of multilingual, technologically experienced staff in over 60 countries.

      Our network management infrastructure is an integral component of the seamless delivery and management of our suite of services. We proactively monitor the "real-time" status of over 10,000 network components that provide performance feedback on a daily basis. Consistent information is available to all global support entities using trouble tracking services, network alerts and alarms, change configuration and security management processes. We continue to enhance these capabilities by adding automation tools and providing on-going training.

 Network Security

      We have built and maintain an advanced security and control structure. Because we manage our global network from end-to-end, we maintain central control of network access, operations and maintenance. We protect our network through various means including firewalls, intrusion detection platforms, network address translation, filtering, and network architecture structures, as well as various dedicated network and remote access authentication processes.

 Backup Network Control Centers and Nodes

      We also have backup network control centers in Sacramento, California and Chantilly, Virginia, which we created to assume network control center operations in the event of a disaster or similar emergency. In addition, in order to lower the potential exposure from major failures or disasters affecting a node, we have implemented second nodes capable of assuming the traffic of our primary nodes. The fiber connections in the area and, where feasible, client access lines are split between the two nodes. Thus, transit traffic through a city can continue to flow in the event of a major failure or disaster affecting one of the nodes. We have implemented second nodes in the London-Docklands, Los Angeles, New York, New Jersey, San Francisco and Sacramento metropolitan areas.

 Circuit Diversity

      Nodes are connected with other nodes with at least two redundant connections, so that no single connection failure will result in the isolation of the node. The failure of a connection results in the automatic rerouting of traffic to one or more alternate network paths. In the event of a node outage, transit traffic is automatically rerouted to paths around the failed node. In addition, we have, over our operating history, sought to ensure that our circuits are, as much as possible, diversely routed so that a major failure by a carrier in a given route does not result in a total network outage to our clients.

 Disaster Recovery

      Under our Disaster Recovery Plan, we distribute our critical operations over two to three global regions which constantly share information with one another. These network control centers and customer

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

assistance centers are essentially self-contained units located in diverse geographic regions, and thus provide natural disaster backup for each other as described below:

      .  Network Control Centers in Los Angeles and Brussels;

      .  Global Customer Assistance Centers in Los Angeles, London and Tokyo;

      .  Second Level Customer Assistance in Los Angeles, Brussels and Tokyo;
         and

      .  Third Level Customer Assistance in Los Angeles and Brussels.

      Within the backbone, we have attempted to minimize the risk of node outages by placing our nodes in highly secure facilities, and by requiring dual cable entrances, diversely routed circuits and uninterruptable power supplies. However, clients who need quick recovery from disasters or failures affecting a node can supplement their service with our Failure Recovery Service option, which provides access to an alternate Infonet node via a leased line, dial-up access backup or satellite services. We provide this service on an automatic or manual backup basis.

 Quality Standards

      We perform ongoing quality system audits and conduct client satisfaction surveys. As a result, we receive constant performance feedback to ensure that our quality systems meet client needs and our guarantee of 99.7% network availability. We have been awarded ISO 9001 certification for several of our services.

Sales and Marketing

 Direct Sales Channels

      Our country representatives are responsible for all of our sales activities in their respective territories. Each country representative maintains a sales force which directly calls on clients, coordinates the contract signing process and manages accounts on a daily basis. We begin our sales process by working with the client to gain an understanding of its business needs so we can tailor a solution to meet its specific requirements. The sales force for each country representative applies its knowledge of the local operating, regulatory and market conditions to market our service offerings effectively to best meet the needs of the local client base. In addition, we provide centralized sales and marketing support for our country representatives. We conduct sales training centrally and within each sales region and use computerized training to reinforce classroom training. Direct sales channels accounted for approximately 90% of our revenues in the year ended March 31, 1999.

 Alternate Sales Channels

      Our global alternate sales structure is typically comprised of major telecommunications companies and other value-added resellers. These sales channel partners sell all or a portion of our suite of services in their territories to clients that require one or more of our global network communications services that the sales channel partners cannot supply independently. Our sales channel partners often market these services under their own brand names. We act as the "carrier's carrier" and/or as the product development resource, providing global services to meet the sales channel partners' specific needs. Multi-year contracts govern these relationships. Alternate sales channels accounted for approximately 10% of our revenues in the year ended March 31, 1999. The following are examples of our alternate sales channel relationships:

      . AT&T offers our services outside the U.S. to its U.S.-based clients. AT&T also offers global access to the AT&T InterSpan Frame Relay service using our Frame Relay dial-up and dedicated connectivity;

      . MCI WorldCom has an agreement that allows it to offer global services to its U.S. customers in those countries where MCI WorldCom has no coverage; and

      . Telstra, one of our stockholders and a leading telecommunications provider, has entered into an agreement with us which allows it to extend its global reach beyond Australia through The World Network.

 Promotion and Advertising

      We recognize that strong brand development and awareness is crucial in obtaining and maintaining market share. Our promotional and advertising programs include participation in business seminars and information technology information/training sessions as well as advertising in selected network computer publications.

      In 1999, we began a new global campaign to increase awareness of the Infonet brand name and our service offerings. This campaign includes increased spending on direct advertising, advertising in airports, major U.S. and European newspapers, business magazines, trade magazines and inflight magazines, as well as participation in trade shows and Internet marketing campaigns.

Access to Multinational Corporate Clients of KPN, Swisscom and Telia

      In our ongoing efforts to sell our services to multinational corporations, on September 30, 1999, we entered into agreements with AUCS Communications Services N.V., Unisource, the owner of AUCS, and the three companies that own Unisource, KPN, Swisscom and Telia. KPN, Swisscom and Telia are also our stockholders. See "Principal and Selling Stockholders."

      Our agreements with KPN, Swisscom and Telia will give us access to their approximately 1,300 multinational corporate clients currently being served by AUCS as well as additional multinational clients to which KPN, Swisscom and Telia may provide services in the future. We believe these agreements will increase the number of multinational corporate clients to which we may offer our services. In exchange for the right to market our services to their clients and $40.0 million in cash, we have issued an aggregate of 47.84 million shares of our Class B common stock to KPN, Swisscom and Telia under stock purchase agreements.

      These multinational clients represented approximately 50% of AUCS revenues over the past two years. We understand that no single multinational client accounted for more than approximately 3% of AUCS revenues in 1998 and that the top ten multinational clients accounted for approximately 15% of AUCS revenues in 1998. Based on publicly available information, AUCS total consolidated revenues for the 1998 calendar year were 875 million guilders, or approximately $441 million according to the exchange rate on October 1, 1999. AUCS total revenues include amounts derived from AT&T customers serviced by AUCS, but we will not obtain access to these clients. In addition, AUCS revenues include voice and other services that we provide on a limited basis or not at all. Because it is not possible to predict the multinational clients' future needs, the multinational clients' contribution to AUCS total revenue is not indicative of any contribution they may make to our revenues.

      We have assumed the obligation to provide the multinational clients with the services currently provided to them by AUCS under the terms of an agreement that assigns existing distribution agreements to us. We also intend to sell these multinational clients our services as a supplement or replacement for services previously provided by AUCS and, over time, we expect to transition the multinational clients onto The World Network. During the transition period, we will continue to use the AUCS platform to deliver all or some of the services provided to the multinational clients, which for convenience we refer to as the AUCS services.

      We will obtain the AUCS services to be provided to the multinational clients under the terms of a services agreement with AUCS, which is based on our standard services agreement. The pricing of the AUCS services provides us with an agreed-upon approximately 20% gross margin on the provision of these services. The services agreement is terminable upon 180 days' notice by any party.

      We also entered into a call option for the underlying tangible assets of AUCS. Until September 2002, the option allows us to purchase any and all of the AUCS tangible assets at fair market value not to exceed $130 million. The call right allows us to purchase the assets of AUCS so that we can continue to offer the AUCS services to our clients if the services agreement is terminated. The call option may be subject to regulatory approval and is conditioned upon AUCS ability to continue to fulfill its contractual obligations to third parties.

      While we will attempt to transition the multinational clients to The World Network as soon as possible, we expect the transition will be implemented over a period of 12 to 18 months. Since we already have The World Network, an existing sales and marketing force and other elements necessary to service these multinational clients, we believe our infrastructure will be sufficient to transition these clients. We have not purchased any assets from AUCS, and we will not obtain the right to use the AUCS sales force or employees.

      The percentage of total revenues from the multinational clients attributable to AUCS services and to our services is expected to vary depending on the degree of the transition's success and the time necessary to transition the multinational clients to The World Network. If the transition is not effected quickly, the revenues attributable to AUCS services will remain a larger percentage of our total revenues from the multinational clients than that attributable to our services. As the transition is completed, and assuming that the multinational clients continue as our clients after the transition, the percentage of our total revenues attributable to our services, as compared to that attributable to AUCS services, will correspondingly increase. Since the multinational clients have no obligation to use our services, we cannot assure you that all of the multinational clients will transition to our network, that the multinational clients which do transition to our network will continue to purchase our services or, if they continue to use our services after the transition, that the multinational clients will purchase as many or more services from us than they did from AUCS.

AUCS Management Agreement

      We also entered into a three-year management agreement with AUCS on September 30, 1999. For our management services, we will receive a quarterly management fee equal to 1.5% of the total consolidated revenues of AUCS, up to an aggregate maximum of (Euro)17.1 million, or $18.3 million as of October 7, 1999, over the term of the agreement. In addition, we will receive an incentive payment equal to 100% of the amount by which the cumulative sum of AUCS EBITDA losses during the initial three-year term is less than approximately
(Euro)295.3 million, or $316.9 million, or we must rebate to AUCS 25% of the aggregate amount by which the cumulative sum of AUCS EBITDA losses during the initial three-year term exceeds (Euro)295.3 million, or $316.9 million, subject to a cap equal to the aggregate management fee. AUCS owner, Unisource, has the right to terminate the agreement on 180 days' notice generally and 30 days' notice if the cumulative EBITDA losses of AUCS exceed approximately
(Euro)368.3 million or $395.2 million during the three-year term of the management agreement. From its formation in 1996 to December 31, 1998, AUCS cumulative EBITDA losses were approximately $409 million. While we expect that our management will improve the performance of AUCS during the three-year term of the management agreement, we cannot assure you that AUCS losses will decrease, that we will receive any incentive fee or that we will not have to rebate all or part of our management fee.

Industry Participants and Competition

      The growth and potential size of the data communications industry has attracted many new entrants as well as existing businesses from several industries. Current and prospective industry participants include multinational alliances, long distance and local telecommunications providers, systems integrators, cable television and satellite communications companies, software and hardware vendors, wireless telecommunications providers and national, local and regional ISPs. In addition, we expect that the predicted growth of the data communications market will attract other established companies and multinational alliances. Further, there are established and start-up companies building global networks and beginning to offer data communications as part of a comprehensive communications services portfolio. Our competitors include AT&T, BT, Equant, GlobalOne and MCI WorldCom and new entrants such as Global Crossing and Qwest. We compete in highly fragmented markets. Most participants specialize in specific segments of the market, such as access and/or backbone provision, managed access, such as intranets and extranets, application services such as Web hosting; security services, and communication services, such as IP-based voice, fax and video services and commercial e-mail. Many of these existing and potential competitors have greater financial resources than we do.

      We believe that competition in the data communication market is mainly a function of the ability to offer a broad variety of innovative services available on a reliable network supported by an effective service organization. We believe that the key factors to our competitive position in this market are:

      .  our global reach;

      .  our full range of value-added services;

      .  the reliability of our extensive global network; and

      . our extensive country representative structure and the support it provides to our clients.

Employees

      As of September 30, 1999, including our consolidated country representatives, we had a total of approximately 857 employees, 227 of which are located internationally. There are approximately 456 additional dedicated Infonet personnel who are employed by our non-consolidated country representatives, all of whom are based internationally. We have not experienced any work stoppages and consider our relations with employees to be good. None of our employees is represented by a labor union.

Facilities

      Our principal offices currently occupy over 107,000 square feet in El Segundo, California pursuant to a long term lease which expires in November 1999 and then continues on a month-to-month basis at our option. We have entered into a lease for approximately 150,000 square feet of new office space in an adjacent building currently under construction. This new building is being constructed to our specifications and is expected to be completed in December 1999. We have a 90-day option beginning on November 19, 1999 to purchase the building for approximately $33.0 million. Any purchase would be funded from general corporate funds and may be augmented by a mortgage. Once complete, this new building will also house our Los Angeles Network Control Center.

      In addition, we lease sales offices domestically and internationally in a variety of locations. These leases generally have terms of three to five years. None of these offices is critical to our success, and we believe that suitable additional or alternative space is available on commercially reasonable terms as needed.

      We also lease facilities for our network control centers, global customer assistance centers and engineering offices around the world. We lease these facilities at commercial rates under standard commercial leases. We believe that suitable space for these operations is generally available on commercially reasonable terms as needed.

Legal Proceedings

      From time to time, we may be involved in litigation that arises in the normal course of our business operations. As of the date of this prospectus, we are not a party to any litigation that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations and we have not been involved in any litigation of that kind in the past three years.

Regulation in the United States

 Overview

      We operate as an unregulated provider of information services, as that term is defined in the Communications Act of 1934, as amended, and as an enhanced service provider, as that term is defined in the Federal Communications Commission ("FCC") rules. The FCC currently does not regulate the data communications systems we operate in the United States because our special services features enhance the basic data transmission facilities offered to clients by connecting them to data switches or processors. These networks generally are referred to as value-added networks and are targeted to the data transfer requirements of the specific clients. The FCC also does not regulate value-added services such as voicemail, facsimile, database access, storage and retrieval services, store-and-forward messaging services, network management services, and Internet access, which are not encompassed in the FCC's definition of "basic telecommunications services" and which we refer to as enhanced services. Collectively, these services are classified for regulatory purposes as "information services." In most foreign jurisdictions we operate as a value-added network provider. Our operations currently are not regulated by the FCC, the states or the governments in the other countries where we operate. Although we do not operate as a common carrier, we hold authorizations to provide international services in some countries on a common carrier basis. We have obtained common carrier authorizations only in those countries in which such authorizations are useful in securing more favorable terms in our capacity or facilities leases or interconnection arrangements. These authorizations require us to comply with specified regulatory filing and reporting requirements. To the extent that we begin to offer regulated telecommunications services as a common carrier, we will become subject to additional rules and policies.

      Various existing U.S. federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which the telecommunications industry operates. In addition, some foreign governments are actively considering regulation of some of the services we offer. We cannot predict the outcome of these proceedings, or the impact they may have on the telecommunications or information services industries generally, or on us particularly. In addition, we cannot assure you that future legislative, regulatory or judicial changes in the United States or in other countries in which we operate will not have a material adverse impact on our business.

 FCC Policy on Enhanced Services

      In 1980, the FCC created a distinction between "basic" services, which it regulates as common carrier services, and enhanced services, which remain unregulated. The FCC exempted enhanced service providers from federal regulations governing common carriers, including the obligation to pay access charges and contribute to universal service. The Telecommunications Act of 1996 established a similar distinction between "telecommunications services" and "information services." Changing technology and changing market conditions, however, have made it increasingly difficult to discern the boundary between unregulated and regulated services.

      In general, information services are value-added services that provide access to regulated transmission facilities only as part of a services package which also uses network or computer software to change or enhance the information transmitted. We believe the services we provide come within this definition. Because the regulatory boundaries in this area are unclear and subject to dispute, however, the FCC could seek to characterize some or all of our services as "telecommunications services." If that happens, our services would become subject to FCC regulation, although the impact of that reclassification is difficult to predict. In general, the FCC does not regulate the rates, services, and market entry and exit of non-dominant carriers, but does require them to contribute to universal service and comply with other regulatory requirements.

 U.S. Licenses

      Although we do not currently provide regulated telecommunications services, we are authorized under Section 214 of the Communications Act of 1934, as amended, to provide global switched, data, voice, value-added and private line services on a common carrier basis. We received authorization to provide these services as a facilities-based common carrier in January 1999 and to provide these services as a reseller in July 1999. We obtained these licenses because we believe they allow us to procure the facilities and capacity we need between the U.S. and foreign points under more favorable terms and at lower cost than we could otherwise obtain. Although we do not currently provide regulated telecommunications services, our FCC licenses subject us to certain reporting and filing requirements.

 FCC Regulatory Requirements

      As noted above, our operation of networks does not currently subject us to regulation in the U.S. either at the federal or state level. As an authorized international common carrier, however, we are regulated by the FCC. In the United States, authorized international carriers are subject to various annual reporting requirements as a condition of their licenses. Each year, we must submit data to the FCC concerning our international traffic as well as the status of our international circuits. We must also file an annual employment report to comply with the Commission's Equal Employment Opportunity policies. International common carriers are also required to file a tariff containing the rates, terms and conditions applicable to their services before initiating international telecommunications services. If we fail to maintain proper federal tariffs or certifications, or if there is any finding by the FCC that we are not operating under permissible terms and conditions, this may result in an enforcement action against us or an investigation, either of which could impose upon us substantial penalties, including the loss of our licenses to provide telecommunications services.

      If we begin providing interstate, international telecommunications services on a common carrier basis, we will be required to file additional reports concerning our interstate and international traffic revenues. We also may be required to contribute a percentage of these revenues to governmental funds including Universal Service, Telecommunications Relay Service, Number Portability, and the administration of the North American Numbering Plan. We will also be subject to annual regulatory fees assessed by the FCC.

 FCC Policies Applicable to Regulated International Traffic

      If we begin to operate as a common carrier, we will be required to comply with additional FCC policies governing international common carriers. For example, the FCC requires carriers such as us to report "significant affiliations," as defined by the FCC, with global carriers that have market power in the countries in which we operate. In addition, the FCC administers a variety of international service regulations, including the international settlements policy. The international settlements policy governs the settlements between U.S. carriers and their foreign correspondents of the cost of terminating traffic over each other's networks, as well as the accounting rates for settlement. The FCC has considerably relaxed this policy in its implementation of the 1997 World Trade Organization Agreement on Basic Telecommunications ("WTO Agreement"), which went into effect in January 1998. Representing 90% of worldwide telecommunications traffic, the 72 signatory countries to the WTO Agreement agreed to open their telecommunications markets to competition and foreign ownership. We believe that this agreement, and its implementation by the signatory countries, will provide us with significant opportunities to compete in markets in which we did not previously have access, and to provide end-to-end facilities-based services to and from these countries.

      The regulatory requirements that may affect our operations continue to evolve as a result of the WTO Agreement, federal legislation, court decisions and new and revised policies of the FCC. In particular, the FCC continues to refine its international service regulations in order to promote competition, to reflect and encourage deregulation in foreign countries and to reduce international accounting rates toward cost. Among other things, these changes may increase competition and alter our ability to compete with other similar service providers or to introduce new services. Any change in applicable regulatory requirements may have an impact on our operations in a way that we cannot predict.

Regulation in Non-U.S. Markets

      Although most countries impose little or no regulation on our network operations, the laws and regulations governing our services are under review in many countries outside the U.S. and are subject to change. Consistent with our strategy of obtaining licenses or authorizations to provide regulated services when we are able to obtain more favorable facilities or capacity lease terms or interconnection arrangements, we have obtained facilities-based authorization to provide telecommunications services in the United Kingdom. We anticipate filing requests for authorization in several other countries as well. In some countries we are able to obtain the more favorable arrangements we seek simply by notifying the relevant government authority that we intend to operate on a common carrier basis. In other countries, we are engaging in discussions with foreign regulators to determine whether we must apply for authorization in order to acquire or lease facilities or interconnect with other carriers.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table sets forth, as of December 1, 1999, the name, age and position of our directors, executive officers and other key employees.

   Name                        Age     Position
   ----                        ---     --------
   Jose A. Collazo              55     President, Chairman of the Board of
                                       Directors
   Ernest U. Gambaro            61     Senior Vice President and Secretary,
                                       General Counsel
   Akbar H. Firdosy             53     Vice President and Chief Financial
                                       Officer
   John C. Hoffman              53     Executive Vice President of
                                       Communications Sales & Service
   Michael J. Timmins           47     Executive Vice President of Global
                                       Business Development
   Thomas E. Whidden            53     Vice President of Marketing
   John M. Williams             52     Vice President of Network Services
   Douglas Campbell(3)          60     Director
   Eric M. de Jong(2)           51     Director
   Morgan Ekberg(1)             54     Director
   Masao Kojima(2)              51     Director
   Joseph Nancoz(1)             51     Director
   Rafael Sagrario(3)           55     Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit and Finance Committee.
(3) Member of the Quality Assurance Committee.

      Jose A. Collazo has served as our President and Chairman of the Board of Directors since our founding in 1988. From 1967 to 1988, Mr. Collazo held several management positions at Computer Sciences Corporation, or CSC, including President of the International Division and head of global network services. Mr. Collazo is on the Pepperdine University Board of Regents.

      Dr. Ernest U. Gambaro is a Senior Vice President and has served as our General Counsel and Secretary since our founding in 1988. From 1980 to 1988, Dr. Gambaro was Assistant General Counsel of CSC. Dr. Gambaro also is a director of STM Wireless, Inc., a satellite networking equipment and services company.

      Akbar H. Firdosy has served as our Vice President and Chief Financial Officer since 1995. During 1994 and 1995, Mr. Firdosy served as our Controller. Mr. Firdosy has been with us since our founding in 1988.

      John C. Hoffman has served as our Executive Vice President Communications Sales & Service since 1991. Mr. Hoffman also serves as president of our wholly owned subsidiary, ESG Communications Inc. Mr. Hoffman has been with us since our founding in 1988 and from 1983 to 1988 held several positions at CSC.

      Michael J. Timmins has served as our Executive Vice President of Global Business Development since 1995. From 1993 to 1995, he served as our Vice President of Global Business Development. Mr. Timmins has been with us since our founding in 1988.

      Thomas E. Whidden has served as our Vice President of Marketing since December 1997. From July 1994 to December 1997 he served as our President of International Sales. Prior to that time, he held various positions in our European operations and Network Services.

      John M. Williams has served as our Vice President of Network Services since 1999. From 1992 to 1998, Mr. Williams was our Director of Network Operations, the Vice President of Services Integration and Management for our subsidiary, Government Systems, Inc., and from 1998 to 1999 was Senior Vice President of the Communication Systems Division of our country representative, CACI, Inc.

      Douglas Campbell has been a member of our board of directors since 1999. He is currently the Group Managing Director--Wholesale & International of Telstra Corporation, a position he has held since 1998. From 1993 to 1998, he served as Group Managing Director--Network & Technology of Telstra.

      Eric M. de Jong has been a member of our board of directors since 1999. Since 1996, he has served as the Director--Partnership Management of KPN International. Prior to this time, he was Director of Strategy and a Project Director of KPN in charge of the telecommunications development of the Amsterdam airport area.

      Morgan Ekberg has been a member of our board of directors since 1997. He is currently a senior executive with Telia.

      Masao Kojima has been a member of our board of directors since 1998. He is currently a Senior Deputy Director, Network Business Department, of KDD, a position he has held since 1999. From 1997 to 1999, Mr. Kojima served as Deputy Director, Telecommunications Business Department, of KDD. From 1996 to 1997, Mr. Kojima served as General Manager, Network Division of KDD. From 1995 to 1996, Mr. Kojima served as Deputy Director, Network System Development Department of KDD. From 1993 to 1995, Mr. Kojima served as Manager, Network Quality, Network Operations & Administration Department, of KDD.

      Joseph Nancoz has been a member of our board of directors since 1989. Since 1994, he has been the Chairman of the Board of Directors of Infonet Switzerland, our country representative for Switzerland and a subsidiary of Swisscom. Since 1998 he has held various positions in Swisscom's Products and Services division. He was director of Swisscom's Key Accounts and Multinational Corporations division from 1993 to 1998.

      Rafael Sagrario has been a member of our board of directors since January 1999. He is currently the President of Telefonica International Holding B.V. From 1995 to 1997, he served as the President of Telefonica Transmision de Datos. From 1998 to February 1999, he served as Sole Administrator of Telefonica Transmision de Datos. From March 1999 to the present, he has served as Operations General Manager of Telefonica Data.

Directors' Terms

      Members of our board of directors currently hold office and serve until our next annual meeting of stockholders, or until their respective successors have been elected. Our board of directors is currently comprised of seven directors and we expect to add one additional independent member to our board of directors within 90 days and a second independent member to our board of directors within one year after the consummation of this offering. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve until the next annual meeting of stockholders. In addition, our restated certificate of incorporation provides that the authorized number of directors will be between seven and twelve, with the exact number to be determined by a majority of our board of directors. Our directors may be removed, with or without cause, by the affirmative vote of the holders of two-thirds of the shares entitled to vote at an election of directors. There are no family relationships among any of our directors and executive officers.

Committees of the Board of Directors

      The Audit and Finance Committee of our board of directors was established in 1988 and reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit and Finance Committee are Messrs. de Jong and Kojima and we intend to add one of the two additional independent members to this committee within 90 days after the consummation of this offering.

      The Compensation Committee of our board of directors was established in 1988 and determines the salaries, benefits and stock option grants for our employees, consultants and directors. The members of the Compensation Committee are Messrs. Ekberg and Nancoz. The members of the Compensation Committee also serve as our Stock Plans Committee. The Stock Plans Committee oversees the administration of our employee stock option plans.

      The Quality Assurance Committee of our board of directors was established in 1994 and reviews, acts on and reports to our board of directors with respect to the operation of our systems and the provision of services to our clients. The members of the Quality Assurance Committee are Messrs. Campbell and Sagrario.

Director Compensation

      Directors receive approximately $1,130 per board of directors meeting and approximately $565 per meeting of committees of the board of directors. All directors are reimbursed for their out-of-pocket expenses in serving on the board of directors or any committee thereof. In addition, we plan to provide our non-employee directors with stock options under our 1999 Stock Option Plan. Each non-employee director will receive options upon the date of his election to the board of directors with additional options upon the date of each annual meeting of stockholders as long as the director has served for at least six months and continues to serve on our board of directors. Each option grant vests equally over a five year period.

Compensation Committee Interlocks and Insider Participation

      No member of the compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Related Party Transactions" for a description of transactions between Infonet and entities affiliated with members of the compensation committee.

Employment and Other Agreements

      We have entered into employment agreements with Mr. Collazo, Mr. Firdosy and Dr. Gambaro. These agreements become effective as of January 1, 2000 and have three year terms which automatically renew in two year increments unless notice is given not later than 24 months prior to the expiration date of each term. The salary to be received by each of Messrs. Collazo and Firdosy and Dr. Gambaro is his base salary in effect as of January 1, 2000 and will be reviewed annually in accord with our salary review policies. Each will be eligible to participate in all benefit programs we offer.

      Each of the employment agreements may be terminated by us or the respective executive without further obligation on the part of either party if we terminate the executive for cause or if the executive resigns for other than good reason, as those terms are defined in the agreements.

      If any of Messrs. Collazo or Firdosy or Dr. Gambaro is terminated without cause or resigns for good reason, then he would:

      . be entitled to receive, for a period of two years or until the expiration of his term of employment, whichever is longer, separation payments equal to his average total cash compensation received during the 12 month period immediately preceding the termination or resignation date and his benefits,

      .  be entitled to accrue benefits during the severance period; and

      . be subject to a limited non-compete clause for the term of the severance period.

      In the event of a change of control, Messrs. Collazo and Firdosy and Dr. Gambaro would have identical rights to the ones described in the first two bullet points above.

      All of our other executive officers are appointed annually and serve at the discretion of the board of directors.

Executive Compensation

      The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 in 1999 (the "Named Executive Officers") for services rendered in all capacities to us during our 1999 fiscal year.

                           Summary Compensation Table

                                                    Long Term
                                                   Compensation
                                                      Awards
                                                   ------------
                               Annual Compensation  Securities
Name and Principal      Fiscal -------------------  Underlying     All Other
Position                 Year   Salary     Bonus     Options    Compensation (1)
------------------      ------ ------------------- ------------ ----------------
Jose A. Collazo,
 President
 and Chairman of the
 Board.................  1999  $ 353,998 $ 297,358        --        $378,710

Ernest U. Gambaro,
 Senior Vice
 President, Secretary
 and
 General Counsel.......  1999    199,222   167,346        --         188,813

Akbar H. Firdosy, Vice
 President and
 Chief Financial
 Officer...............  1999    162,048   136,120   269,100           3,531

John C. Hoffman,
 Executive Vice
 President of
 Communications Sales &
 Service...............  1999    194,365   147,450        --          75,486

Michael J. Timmins,
 Executive Vice
 President of Global
 Business Development..  1999    127,957   252,878        --          58,831

--------
(1) All other compensation includes imputed income in connection with payments under auto allowances, financial planning services, club expenses, life insurance and executive retirement plan values for the named executive officers.

Option/SAR Grants In Last Year

      We granted the following stock options to Mr. Firdosy in the year ended March 31, 1999. We did not grant any stock appreciation rights to the Named Executive Officers in the year ended March 31, 1999.

                                                                                         Potential Realizable
                                                                                           Value at Assumed
                                                                                            Annual Rates of
                                              % of Total                               Stock Option Appreciation
                          Number of Shares  Options Granted                                 for Option Term
                         Underlying Options   to Employees     Exercise     Expiration --------------------------
Name                          Granted       in Fiscal Year  Price ($/share)    Date         5%          10%
----                     ------------------ --------------- --------------- ---------- ------------ -------------
Jose A. Collazo.........           --              --               --
Ernest U. Gambaro.......           --              --               --
Akbar H. Firdosy........      269,100            7.26%           $0.84       10/20/04  $  6,667,514 $  8,738,454
John C. Hoffman.........           --              --               --
Michael J. Timmins......           --              --               --

      There was no public trading market for our Class B common stock as of March 31, 1999. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $19.50 per share, less the applicable exercise price per share, multiplied by the number of shares underlying these options.

Employee Benefit Plans

 1998 Stock Purchase Plan

      Our board of directors adopted a stock purchase plan, effective as of October 20, 1998. The plan provides all employees designated by our board of directors the ability to purchase shares of our Class B common stock. The plan is administered by the compensation committee of our board of directors. No shares of stock purchased under the plan are transferable until we have effected an initial public offering.

      In April 1999, we sold approximately 9.44 million shares of our Class B common stock to our key employees pursuant to our 1998 Stock Purchase Plan. In accordance with the provisions of the Stock Purchase Plan, some employees purchased their shares for cash and other employees received their shares in exchange for a secured, recourse promissory note held by us. Each share was sold for $0.84, which price was set by the pricing formula at the time of the sales. We do not intend to offer any more shares for purchase under this plan.

 1998 Stock Option Plan

      In October 1998, we adopted our 1998 Stock Option Plan. The specific terms of the options issued is to be determined at the time of issuance by the compensation committee of our board of directors. The exercise price for shares issued under the plan may be no less than the value of the shares determined by a pricing formula based on a multiple of our consolidated historic revenues. Shares of stock purchased under the plan may not be traded or exchanged prior to our initial public offering. The plan terminates on October 20, 2008, unless terminated earlier pursuant to its terms.

      In April 1999, we issued options to purchase approximately 3.71 million shares of our Class B common stock to 29 employees under our 1998 Stock Option Plan. Each option was evidenced by an option agreement. The exercise price for each option is $0.84 per share. Each option award vests in 20% portions on December 31 of each year from 1999 to 2004. All shares of our Class C common stock will convert automatically into Class B common stock upon the consummation of this offering.

 1999 Stock Option Plan

      In November 1999, we adopted our 1999 Stock Option Plan. The plan provides for the issuance of options, restricted stock, common stock and stock appreciation rights and other awards related to our Class B common stock to our directors, employees and consultants. We may not issue more than 10.61 million shares of our Class B common stock under the plan.

      The specific terms of any options, stock appreciation rights or stock awards issued under the plan will be determined at the time of issuance by a committee appointed by our board of directors administering the plan. The exercise price for options issued under the plan will generally be based on the trading price of the Class B common stock at the time the options are issued. No awards have been issued under the plan.

      The plan calls for the issuance of options to each of our non-employee directors on the date of each of their election to the board of directors following the offering. In addition, the plan calls for the issuance of additional options to each individual serving on our board of directors on the date of each annual meeting of our stockholders for each individual who has served as one of our directors for at least six months and continues to serve as one of our directors. The specific number of options that will be granted to each director will be determined at a later date.

 Pension Plan

      Our pension plan is a contributory defined pension plan in which substantially all of our domestic employees are eligible to participate. The pension benefits received by a retiring employee are calculated by multiplying the employee's total eligible compensation by 2.25%. Eligible compensation consists of base compensation plus nondiscretionary bonuses and commissions. Compensation deferred under the Infonet Deferred Income Plan, income related to the 1998 Stock Option Plan, reimbursements, fringe benefits or other forms of special pay are not eligible compensation.

      As of March 31, 1999, Jose A. Collazo, Ernest U. Gambaro, Akbar H. Firdosy, John C. Hoffman and Michael J. Timmins, upon retirement at age 65, would be entitled to annual retirement benefits of $46,621, $46,384, $15,547, $18,762, and $20,924.

 Supplemental Executive Retirement Plan

      We also have a Supplemental Executive Retirement Plan, or SERP, which is a non-qualified, non-contributory pension plan. Our SERP is a defined benefit retirement plan for specified key officers and executives and provides for benefits based on years of service, the age of the participant, and the participant's average compensation during his or her final period of employment under the SERP.

 Stock Appreciation Rights Plan

      The stock referred to in the SARs Plan is our Class B common stock. The SARs vest at 25% per year over four years with the first quartile vesting on January 1, 2001. The SARs Plan terminates on October 20, 2004 or earlier if specified conditions of the SARs Plan have been fully met.

 Deferred Income Plan

      The Infonet Deferred Income Plan, or IDIP, is a nonqualified deferred income plan for employees earning over a prescribed amount. Participants may defer receipt of compensation, which is held by us in trust and is invested in accordance with the participants' directions.

                           RELATED PARTY TRANSACTIONS

Stockholders Agreement

      Immediately prior to the consummation of this offering, we expect to enter into a stockholders agreement with all of our Class A stockholders. This stockholders agreement provides that each Class A stockholder holding at least
14.95 million shares of our Class A common stock will have the right to designate one of our directors, and each Class A stockholder will agree to vote all of its shares of common stock in favor of the directors designated by the other Class A stockholders and for our president as a director. Accordingly, seven of the nine directors on our board will be appointed by our Class A stockholders. Each Class A stockholder will have a right of first refusal to acquire any Class A common stock proposed to be sold or otherwise transferred by another Class A stockholder. We will agree in the stockholders agreement to include, at the request of any Class A stockholder, shares of that Class A stockholder in a registered offering of stock by us or another Class A common stockholder through provisions commonly referred to as piggyback registration and, subject to limitations, to undertake up to two registered offerings of Class B common stock upon demand by each Class A stockholder up to a maximum of two per year but only one in the first year following this offering. Each Class A stockholder will agree to maintain a country representative to support our marketing efforts and our clients in that stockholder's home country.

Commercial Contracts with Related Parties

      Some of our country representatives are related parties where either
(1) we hold more than twenty but less than fifty percent ownership interest or
(2) a country representative is owned, directly or indirectly, by one of our stockholders. In each such case, our agreement with the related party acting as our country representative is our standard service agreement. Each service agreement has a term of four or five years, and gives the country representative the right to sell our services and use our trademarks, marketing and operating documentation and our training materials and services. In the agreements, we receive the right to set revenue targets, terminate the agreement if the revenue targets are not met, jointly determine staffing of the country office with the country representative and appoint members of the country representative's advisory review board. The agreements outline monthly fees the country representatives pay us for access to our network and the fees we pay the country representatives for the service and customer support. Additionally, we have alternate sales channel agreements with some of our stockholders that allow these stockholders to resell our services under their brand names or to package them with other services they provide to their customers. These alternate sales channel agreements are generally under the same terms as alternate sales channel agreements we enter into with other communications providers. For the year ended March 31, 1999, $88.3 million of total revenues were generated by all of these related parties and $40.0 million of total country representative compensation resulted from a related party acting as our country representative.

      From time to time we lease transmission capacity from our stockholders where they are existing local carriers. These leases are short term and at tariff rates in regulated markets and at standard market rates in unregulated markets.

Recent Contracts with our Stockholders

      We recently entered into a number of agreements with our stockholders, KPN, Swisscom and Telia, as well as a number of their affiliates. As part of the agreements, our stockholders have agreed to indemnify us and we have agreed to indemnify them for certain breaches of representations and warranties. For additional information, please read the sections entitled "Business--Access to Multinational Corporate Clients of KPN, Swisscom and Telia" and "Business--AUCS Management Agreement," as well as the applicable risks disclosed in our "Risk Factors."

Loans to our Senior Management

      In connection with our 1998 Stock Purchase Plan, several members of our management team borrowed the purchase price for their stock pursuant to terms of the plan. Persons borrowing from us entered into loan, pledge and security agreements. In addition, the loan is full recourse to the borrower. Each loan is at an annual interest rate of five percent. The amounts loaned to each officer were: Jose A. Collazo, $3,325,000; Ernest U. Gambaro, $1,400,000; Akbar
H. Firdosy, $450,000; John C. Hoffman, $750,000; Michael J. Timmins, $750,000; Thomas E. Whidden, $475,000; and John M. Williams, $75,000.

      We have loaned $100,000 to John C. Hoffman in connection with Mr. Hoffman's purchase of a club membership which he uses for business-related facilities and entertainment. Mr. Hoffman has executed a promissory note for the full amount of the loan. The note is payable on demand and is secured by some of Mr. Hoffman's assets.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information as of November 1, 1999 with respect to the beneficial ownership of our common stock, and as adjusted to reflect the sale of the shares of Class B common stock in the offering, by (1) each person (or group of affiliated persons) known by us to beneficially own 5% or more of our common stock, (2) each of our directors and Named Executive Officers and (3) all of our directors and executive officers as a group. Unless otherwise set forth herein, the street address of the named beneficial owner is 2160 East Grand Avenue, El Segundo, California 90245-1022.

                                        Prior to this Offering (1)                     This Offering    After this Offering
                         ----------------------------------------------------------------------------- -------------------------
                                                                                     Shares of Class B
                                                                                       common stock
                         Shares of Class A Shares of Class B Shares of Class A and     being sold in   Shares of Class A and
                           Common Stock      Common Stock    Class B Common Stock    this offering(2)  Class B Common Stock
                         ----------------- ----------------- ----------------------------------------- -------------------------
                                                                            Percent                                   Percent
                                                                           of Total                                  of Total
                                                                            Voting                                    Voting
   Beneficial Owner           Number            Number         Number        Power        Number         Number        Power
   ----------------      ----------------- ----------------- ------------- --------------------------- ------------- -----------
KDD
 Corporation(3)(4).....     26,877,588        38,229,542        65,107,130      15.7     4,871,800        60,235,330      15.2
KDD Bldg. P.O. No. 1
3-2, Nishishinjuku 2
 Chome
Shinjuku-Ku, Tokyo 163
Japan

KPN Telecom B.V.(4)....     28,918,263        57,078,502        85,996,765      16.9     1,410,300        84,586,465      17.3
Telecomplein 5
2516 CK The Hague
The Netherlands

Swisscom AG (4)........     28,918,263        57,078,502        85,996,765      16.9     1,410,300        84,586,465      17.3
Alte Tiefenaustrasse 6
CH-3048 Worblaufen
Switzerland

Telefonica
 International Holding
 B.V.(4)...............     28,918,263        41,131,935        70,050,198      16.9     1,410,300        68,639,898      16.5
Beatriz de Bobadilla,
 18
28040 Madrid, Spain

Telia AB(3)(4).........     28,918,263        57,078,502        85,996,765      16.9     1,410,300        84,586,465      17.3
Vitsandsgatan 9, House
 D
S-123 86 Farsta, Sweden

Telstra Corporation
 Limited...............     28,442,375                --        28,442,375      16.6     2,307,700        26,134,675      13.1
Level 14
231 Elizabeth Street
Sydney NSW 2000
Australia

Jose A. Collazo........             --         3,976,700         3,976,700         *            --         3,976,700         *
Ernest U. Gambaro......             --         1,674,400         1,674,400         *            --         1,674,400         *
Akbar H. Firdosy.......             --           538,200           538,200         *            --           538,200         *
John C. Hoffman........             --           897,000           897,000         *            --           897,000         *
Michael J. Timmins.....             --           897,000           897,000         *            --           897,000         *
Thomas G. Whidden......             --           568,100           568,100         *            --           568,100         *
John M. Williams.......             --            89,700            89,700         *            --            89,700         *
Douglas Campbell.......             --                --                --        --            --                --        --
Eric M. de Jong........             --                --                --        --            --                --        --
Morgan Ekberg..........             --                --                --        --            --                --        --

                                      Prior to this Offering (1)                      This Offering      After this Offering
                      ------------------------------------------------------------ ------------------ -------------------------
                                                                                    Shares of Class B
                                                                                      common stock
                      Shares of Class A Shares of Class B   Shares of Class A and     being sold in     Shares of Class A and
                        Common Stock      Common Stock      Class B Common Stock    this offering(2)    Class B Common Stock
                      ----------------- ----------------- ------------------------ ------------------ -------------------------
                                                                        Percent of                                   Percent
                                                                           Total                                     of Total
                                                                          Voting                                      Voting
  Beneficial Owner         Number            Number         Number         Power         Number         Number        Power
  ----------------    ----------------- ----------------- ------------- ----------------------------- ------------- -----------
Masao Kojima.........        --                   --                --         --          --                   --        --
Joseph Nancoz........        --                   --                --         --          --                   --        --
Rafael Sagrario......        --                   --                --         --          --                   --        --

All directors and
 executive officers
 as a group (13
 persons)............        --             8,641,100         8,641,100       *            --             8,641,100         *

--------
*  Less than 1% of total.

(1) Gives effect to the shares of Class B common stock issuable within 60 days of the closing of this offering upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(2) Does not reflect any exercise of the underwriters' over-allotment option. If that option is exercised in full, each selling stockholder would sell approximately 1.28 million more shares of Class B common stock.

(3) Under an agreement between Telia and KDD entered into in November 1999, Telia has agreed to buy 5,531,500 shares of our Class A common stock and 5,531,500 shares of our Class B common stock from KDD. This transaction is subject to the other Class A stockholders' right of first refusal, approval by each of KDD's and Telia's board of directors and approval under the Hart-Scott-Rodino Act. If consummated, this offering will reduce the number of shares held by KDD prior to this offering to 21,346,088 shares of Class A common stock and 32,698,042 shares of Class B common stock. Similarly, the number of shares held by Telia prior to this offering will increase to 34,449,763 shares of Class A common stock and 62,610,002 shares of Class B common stock. This sale is expected to close shortly after this offering.


(4) Shares of Class A common stock do not reflect fractional shares of 0.4, which are not included for ease of presentation.

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock and provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to the provisions of our certificate and our bylaws. Copies of these documents have been or will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of our certificate of incorporation.

      Our authorized capital stock consists of 400 million shares of Class A common stock, par value $0.01 per share, 600 million shares of Class B common stock, par value $0.01 per share, and 30 million shares of Class C common stock, par value $0.01 per share. As of November 1, 1999, there were 170,993,017 shares of Class A common stock, 250,596,983 shares of Class B common stock, and 9,444,513 shares of Class C common stock outstanding and held of record by an aggregate of 36 stockholders. Our board of directors has the power to issue the authorized but unissued shares of our Class B and Class C common stock, which authority is of unlimited duration. Upon the closing of this offering, the Class C common stock will automatically convert to Class B common stock; however, Class C common stock will remain authorized under our certificate of incorporation. The Class C common stock has no voting rights and we have no plans to issue any of the authorized Class C common stock in the future.

Common Stock

      Holders of Class B common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and they do not have cumulative voting rights. Holders of Class A common stock are entitled to ten votes for each share on all matters submitted to a vote of stockholders and they do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Class A common stock entitled to vote in any election of directors may elect all of the directors standing for election. However, the holders of the Class B common stock have the exclusive right to elect two independent directors. Holders of Class A and Class B common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available for that purpose. Upon any liquidation, dissolution or winding up, the holders of Class A and Class B common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our Class A common stock have pre-emptive rights to acquire additional shares of Class A common stock that may be issued, as well as a right of first refusal upon proposed transfers from other Class A stockholders, but they have no redemption or conversion rights other than from Class A to Class B common stock on a one-for-one basis. Holders of our Class B common stock have no preemptive, subscription, redemption or conversion rights. The Class A common stock cannot be sold or transferred except after approval by not less than two-thirds of the outstanding Class A common stock. Any proposed transfer of the Class A common stock, including any proposed conversion of the Class A common stock into Class B common stock, is also subject to a right of first refusal by the selling stockholders. Following the consummation of this offering, all of our issued common stock will be fully paid and non-assessable.

Registration Rights

      Under the terms of the stockholders agreement, after the closing of this offering the holders of Class A common stock will be entitled to require us to register, under the Securities Act of 1933 (the "Act"), some or all of the Class B shares they currently hold, or those shares they will hold after conversion of their Class A common stock. We will agree to include, at the request of any Class A stockholder, shares of that Class A stockholder in a registered offering by us or another Class A common stockholder through provisions commonly referred to as piggyback registration and, subject to limitations, to undertake up to two registered offerings of Class B common stock upon demand by each Class A stockholder up to a maximum of two registrations per year but only one in the first year following this offering. We will bear the costs and expenses attributable to the registration.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

      Subject to exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and an interested stockholder and the sale of more than 10% of our assets. Although there are limited exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% of our voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. A Delaware corporation may opt out of the anti-takeover law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. Under the terms of our certificate of incorporation, we have opted out of this provision of the anti-takeover law.

      In addition, provisions of our certificate and bylaws that will be in effect upon the closing of this offering and are summarized in the following paragraphs, may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions may also have the effect of preventing changes in our management.

      Our certificate authorizes our board of directors to fill vacant directorships. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by that removal with its own nominees. Our certificate and bylaws contain other provisions that may be deemed to have anti-takeover effects, such as the ability of a majority of our Class A stockholders to call special meetings and a limit on the maximum number of directors. These provisions could delay, defer or prevent a tender offer or takeover attempt. In addition, based on the current ownership of our Class A common stock and the voting rights that attach to them, the Class A stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the approval of significant corporate transactions.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws provide that the affirmative vote of at least two-thirds of the Class A and Class B common stock voting as a single class is required to amend our certificate of incorporation and bylaws and both 95% of the Class A and two-thirds of the Class A common stock and Class B common stock voting as a single class is required to approve a change in our capital structure or significant corporate actions.

Limitation of Liability and Indemnification Matters

      Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Under the Delaware General Corporation Law, our directors have a fiduciary duty to us that is not eliminated by this provision of our certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware General Corporation Law for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

      Our certificate of incorporation provides that we will indemnify our directors, officers, employees and agents to the fullest extent provided in our bylaws or in any contract or agreement with any of those directors, officers, employees or agents. Our bylaws provide that we will, to the greatest extent permitted by the Delaware General Corporation Law, indemnify and advance the expenses of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of ours or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding.

      We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have liability insurance for our officers and directors.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

      Upon the closing of this offering, the transfer agent and registrar for the Class B common stock will be Firstar Corporation.

                         DESCRIPTION OF CREDIT FACILITY

The Senior Secured Credit Agreement

      We entered into a senior secured credit agreement with a syndicate of lenders arranged by Merrill Lynch & Co., which included The Bank of Nova Scotia, as administrative agent, Societe Generale, as documentation agent and a number of financial institutions and other entities as lenders. The credit agreement provides for the following facilities:

      . Delayed Draw Term Loan Facility. This is a seven-year delayed-draw term loan facility in an aggregate principal amount equal to $100.0 million available to be drawn until August 20, 2000. The initial draw under the facility was used to repay existing indebtedness and fees and expenses in connection with the bridge loan facility. The proceeds of future draws can be used for our general working capital needs as well as those of our subsidiaries, including for capital expenditures. The delayed draw term loans are required to be repaid in 20 consecutive quarterly installments, commencing on September 30, 2001. Amounts borrowed and repaid under this facility cannot be reborrowed.

      . Tranche B Term Loan Facility. This is a seven-year term loan facility in an aggregate principal amount equal to $50.0 million. The tranche B term loan was drawn in full on August 20, 1999, the closing date of the credit agreement, and was used to repay our existing indebtedness under the bridge loan facility. The tranche B term loan is required to be repaid in 28 consecutive quarterly installments, which commenced on September 30, 1999. Amounts borrowed and repaid under this facility cannot be reborrowed.

      . Revolving Credit Facility. This is a six-year revolving credit facility in an aggregate principal amount equal to $100.0 million. Loans made under this facility are to be used for our general working capital needs as well as those of our subsidiaries, including capital expenditures. Amounts borrowed and repaid under this facility can be reborrowed during the six-year availability period. This facility contains a $10.0 million sub-limit for letters of credit.

Optional and Mandatory Prepayment

      The loans under each facility may be prepaid without premium or penalty at our option. The term loans are also subject to mandatory prepayment with:

      . 100% of the net proceeds of specified indebtedness (excluding the first $100.0 million of senior subordinated indebtedness);

      . 50% (reduced to 25% upon satisfaction of a leverage ratio) of the net proceeds of any equity issuance (excluding the first $750.0 million realized from an initial public offering by us);

      . 100% of the net proceeds of specified asset sales or dispositions (or payments received in respect of property or casualty insurance claims); and

      . beginning in our 2002 fiscal year, 50% (reduced to 25% upon satisfaction of a leverage ratio) of excess cash flow.

      The revolving credit loans are subject to mandatory prepayment (with an accompanying permanent reduction of the commitments under the revolving credit facility) with:

      . 100% of the net proceeds of specified indebtedness (excluding the first $100.0 million of senior subordinated indebtedness); and

      . 100% of the net proceeds of specified asset sales or dispositions (or payments received in respect of property or casualty insurance claims).

      Mandatory prepayments are applied first to pay down the term loans and second to pay down the revolving credit loans. As long as any delayed draw term loans are outstanding, each tranche B term loan lender has the right to refuse all or any part of any optional or mandatory prepayment that would otherwise be allocated to its tranche B term loans. Any tranche B prepayment amount refused will instead be applied to prepay the delayed draw term loans.

Interest Rates and Fees

      Interest on the loans is payable, at a variable rate based on, at our option, either the base rate or the eurodollar rate, in each case, plus a margin. The margin for term loans (and, prior to February 20, 2000, for revolving credit loans) is fixed by facility and by type of loan at the rates specified in the credit agreement and ranges from 1.50% to 2.75%. From and after February 17, 2000, the margin for revolving credit loans varies depending on the ratio of our total indebtedness to consolidated EBITDA and ranges from 0.50% to 2.50%. Eurodollar loans are available, at our option, with an interest period of one, two, three or six months and, if available to all relevant lenders, twelve months.

      Under our credit agreement, we are required, by February 17, 2000, to enter into hedge agreements to provide that at least 50% of the outstanding term loans are subject to either a fixed interest rate or interest rate protection for a period acceptable to the administrative agent.

      We are required to pay the lenders under the delayed draw term loan facility and the revolving credit facility commitment fees, at a variable rate depending on our level of borrowing under each facility, on the available undrawn amount under each facility. The commitment fee rate varies from 0.50% to 1.00%. Commitment fees are payable quarterly in arrears. We are also required to pay an annual administration fee to the administrative agent and certain other fees pursuant to a fee letter with Merrill Lynch & Co. and one of its affiliates.

Collateral

      Our obligations under the credit agreement and the other loan documents are secured by liens granted by us and our domestic subsidiaries on substantially all of our tangible assets located in the United States and on all of our intangible assets. The collateral includes intellectual property and all of the capital stock of each of our direct and indirect domestic subsidiaries and 65% of the capital stock of any foreign subsidiaries owned directly by us or any of our domestic subsidiaries, now owned or hereafter acquired. Various assets and properties, including our new corporate headquarters and our Maryland data center facility, are expressly excluded from the collateral.

      In addition, the payment and performance of our obligations under the credit agreement and the other loan documents are guaranteed by our domestic subsidiaries and a Belgian subsidiary.

Restrictions

      The credit agreement contains representations, warranties, covenants (including affirmative, negative and financial covenants) and events of default, including nonpayment of principal and interest, violations of covenants and the incurrence of material judgments, each of which are customary for transactions of this type.

      The financial covenants require compliance with a minimum consolidated fixed charge coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. The credit agreement also contains limitations on permitted capital expenditures.

      Certain other negative covenants restrict our ability and our subsidiaries' ability to, among other things, incur debt, make investments or acquisitions, grant liens, dispose of property, pay dividends or make other restricted payments.

      For purposes of the loan documents, Networks Telephony Corporation and Osiware International, S.A. are deemed not to be our subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been any public market for our Class B common stock, and no prediction can be made as to the effect, if any, that market sales of shares of Class B common stock or the availability of shares of Class B common stock for sale will have on the market price of our Class B common stock. Nevertheless, sales of substantial amounts of Class B common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class B common stock and could impair our future ability to raise capital through the sale of our equity securities. See "Risk Factors--If we or our existing stockholders sell additional shares of our Class B common stock after the offering, it could cause the market price of our Class B common stock to decline."

      Upon the closing of this offering, we will have an aggregate of approximately 300.81 million shares of Class B common stock and approximately
168.69 million shares of Class A common stock outstanding, assuming no exercise of outstanding options. Of the outstanding shares, the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act of 1933, as amended, or the Act, may be sold only in compliance with the limitations described below. The remaining shares of Class A common stock and Class B common stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Act, which rules are summarized below.

      Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares of our Class B common stock will be available for sale in the public market as follows:

  Number of
   Shares    Date
  ---------  ----


  14,322,100 Upon the filing of a registration statement to register for resale shares of Class B common stock issuable upon the exercise of options granted under our stock option plans


 356,051,713 After 180 days from the date of this prospectus (subject, in some cases, to volume limitations under Rule 144)


  47,840,000 At various times after 180 days from the date of this prospectus
             (Rule 144)

Rule 144

      In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our Class B common stock for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of

    . 1% of the then outstanding shares of Class B common stock (including any Class A common stock converted into Class B common stock) or approximately 4.70 million shares

    . the average weekly trading volume in the Class B common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, subject to restrictions.

      Such sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

      Our employees, directors, officers or consultants who purchase our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule
144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions. In each of these cases, Rule 701 allows the stockholders to sell 90 days after the date of the prospectus.

Lock-Up Agreements

      Our directors, officers and certain existing stockholders have agreed that they will not sell, directly or indirectly, subject to certain exceptions, any shares of our common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus. See "Underwriting."

      We have agreed not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of Class B common stock under our existing employee benefit plans referred to in this prospectus. In addition, we may issue shares of Class B common stock in connection with any acquisition of another company if the terms of the issuance provide that the Class B common stock may not be resold prior to the expiration of the 180-day period described above.

Registration Rights

      Following this offering, under conditions and limitations described in the stockholders agreement, holders of our outstanding Class A common stock will have registration rights with respect to their shares of Class B common stock (subject to the 180-day lock-up arrangement described above) to require us to register their shares of Class B common stock under the Securities Act, and to participate in any future registration of securities by us. These holders are subject to lock-up periods of not more than 180 days following the date of this prospectus or any subsequent prospectus. See "Description of Capital Stock--Registration Rights."

Stock Options and Warrants

      Options to purchase an aggregate of approximately 14.32 million shares of our Class B common stock will be outstanding as of the closing of this offering, but vest over a five year period. None of the shares issuable pursuant to these vested options is subject to the 180-day lock-up agreements described above.

      Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable pursuant to our stock option plan. Subject to the lock-up agreements, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they qualify for an exemption from registration under Rule 144 or 701.

                 MATERIAL UNITED STATES INCOME TAX CONSEQUENCES
                              FOR NON-U.S. HOLDERS

Overview

      The following general discussion summarizes certain of the material U.S. federal income and estate tax aspects of the ownership and disposition of Class B common stock applicable to non-U.S. holders of Class B common stock. In general, a "non-U.S. holder" is a person other than:

    .  a citizen or resident of the United States,

    . a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions,

    . an estate the income of which is subject to U.S. federal income taxation regardless of its sources,

    . a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or

    . a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

      The discussion is based upon the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address all aspects of U.S. federal income tax law that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, certain U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies.

      Persons considering the purchase of Class B common stock should consult their tax advisors concerning the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction to their particular situations.

Dividends

      In general, the gross amount of dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, or any lower rate prescribed by an applicable tax treaty, unless the dividends:

    . are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and a Form 4224 is filed with the withholding agent, or

    . if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder.

      If either exception applies, the dividend will be taxed at ordinary U.S. federal income tax rates. A non-U.S. holder may be required to satisfy certain certification requirements in order to claim the benefit of an applicable treaty rate or otherwise claim a reduction of, or exemption from, the withholding obligation under the above described rules. In the case of a non-U.S. holder that is a corporation, effectively connected income may also be subject to an additional branch profits tax, which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits" or such lower rate as an applicable tax treaty may provide. To the extent a distribution exceeds our current or accumulated earnings or profits, it will be treated first as a return of the holder's tax basis, and then as a gain from the sale of a capital asset. Any withholding tax on a distribution in excess of our accumulated earnings or profits is refundable to the non-U.S. holder upon filing an appropriate claim with the Internal Revenue Service.

      Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations, a non-U.S. holder of Class B common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

Disposition of Common Stock

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the disposition of Class B common stock unless:

    . the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, or, alternatively, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder, in which case such gain will be subject to tax at the rates and in the manner applicable to U.S. persons, and, if the holder is a foreign corporation, the branch profits tax may also apply,

    . the Class B common stock is disposed of by an individual non-U.S. holder, who holds the Class B common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such gain will be subject to a flat 30% tax, which may be offset by United States source capital losses even though the individual is not considered a resident of the United States, or

    . (A) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period and (B) assuming that the Class B common stock is "regularly traded on an established securities market" for U.S. federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the applicable period from clause (A) above, including on the date of disposition, more than 5% of the outstanding Class B common stock. We are not and do not anticipate becoming a "U.S. real property holding corporation."

      Non-U.S. holders should consult applicable treaties, which may exempt from U.S. taxation gains realized upon the disposition of Class B common stock in certain cases.

Estate Tax

      Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

      On October 6, 1997, the Internal Revenue Service issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards. The final regulations generally will be effective for payments made after December 31, 2000.

      Except as provided below, this section describes rules applicable to payments made on or before December 31, 2000. Backup withholding, which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting and backup withholding rules, generally will not apply to (1) dividends paid to non-U.S. holders that are subject to the 30% withholding discussed above, or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding, or (2) dividends paid on the Class B common stock to a non-U.S. holder at an address outside the United States, unless the payor has actual knowledge that the payee is a U.S. person. We will be required to report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld from, such holder, regardless of whether any tax was actually withheld or whether withholding was required. The information may also be made available to the tax authorities in the non-U.S. holder's country of residence.

      In the case of a non-U.S. holder that sells Class B common stock to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a non-U.S. holder that sells Class B common stock to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. holder or certain other conditions are met, or the holder otherwise establishes an exemption. A non-U.S. holder will generally not be subject to information reporting or backup withholding if such non-U.S. holder sells the Class B common stock to or through a foreign office of a non-U.S. broker.

      Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information but does not do so in the proper manner.

      The final regulations eliminate the general, current legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. The final regulations impose certain certification and documentation requirements on non-U.S. holders claiming the benefit, under a tax treaty, of a reduced withholding rate on dividends.

      Prospective purchasers of the Class B common stock are urged to consult their own tax advisors as to the effect, if any, of the final regulations on their purchase, ownership and disposition of the Class B common stock.

                                  UNDERWRITING

General

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and Warburg Dillon Read LLC, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of Class B common stock set forth opposite its name below.

                                                                        Number
               Underwriter                                            of Shares
               -----------                                            ---------
     Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................
     Warburg Dillon Read LLC.........................................
     ABN AMRO Incorporated...........................................
     Goldman, Sachs & Co.............................................
     Lehman Brothers Inc. ...........................................
     Salomon Smith Barney Inc........................................
                                                                      ----------
          Total...................................................... 51,282,300
                                                                      ==========

      In the purchase agreement, the underwriters have agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the shares of Class B common stock being sold pursuant to the agreement if any of the shares of Class B common stock being sold under the agreement are purchased. If an underwriter defaults, the purchase agreement provides that, in specified circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the securities laws, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The shares of Class B common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      The underwriters have represented and agreed that each (or any affiliate)
(i) has not offered or sold and, prior to the expiry of the period of six months from the date of the offering, will not offer or sell any shares of Class B common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class B common stock in, from or otherwise involving the United Kingdom, and (iii) has only issued or passes on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Class B common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Commissions and Discounts

      The representatives have advised us that they propose initially to offer the shares of Class B common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to
certain dealers at that price less a concession not in excess of $    per share
of Class B common stock. The underwriters may allow, and those dealers may
reallow, a discount not in excess of $    per share of Class B common stock to
certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option with respect to the selling stockholders' shares.

                                                                Without  With
                                                      Per Share Option  Option
                                                      --------- ------- ------
     Public offering price...........................    $        $      $
     Underwriting discount...........................    $        $      $
     Proceeds, before expenses, to Infonet Services
      Corporation....................................    $        $      $
     Proceeds, before expenses, to the selling
      stockholders...................................    $        $      $

      The expenses of the offering (exclusive of the underwriting discount and commissions) are estimated at $3,577,500. The underwriters have agreed to reimburse us for up to $2.75 million of our expenses incurred in connection with this offering.

Over-allotment Option

      The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to approximately 7.69 million additional shares of Class B common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Class B common stock being offered. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class B common stock proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial public offering price up to 4,102,584 shares, or eight percent, of the shares offered by this prospectus to some of our directors, officers, employees, vendors, business associates and related persons. The number of shares of Class B common stock available for sale to the general public will be reduced to the extent those persons purchase reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered in this prospectus.

No Sales of Similar Securities

      For a period of 180 days after the date of this prospectus, we, our officers, directors and certain stockholders, have agreed not to, directly or indirectly, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the several underwriters:

    . offer, pledge, sell, dispose of or transfer any shares of common stock or securities convertible into common stock; or

    . enter into any agreement that transfers any part of the economic consequence of ownership of the common stock.

      Our stockholders do, however, have the right to:

    . transfer the securities as a bona fide gift or to one or more trusts or by will or intestacy, provided the transferee or transferees thereof agree in writing to be bound by this restriction, and

    . for purposes of a loan, provided that the lender or lenders to whom the common stock is pledged agree in writing to be bound by the terms of this restriction.

      In addition, we have the right to transfer Class B common stock in connection with an acquisition, if any recipient of shares agrees to be bound by provisions of the lock-up agreement. We also have the right to issue shares upon the exercise of options or warrants currently outstanding and referred to in this prospectus and to issue shares or grant options to purchase our Class B common stock pursuant to our existing employee benefit plans referred to in this prospectus.

Listing on the New York Stock Exchange and the Frankfurt Stock Exchange

      In the United States, our Class B common stock will trade on the New York Stock Exchange under the symbol "IN." In connection with this offering, we concurrently have applied for the admission of the entirety of our issued Class B common stock to the Official Quotation (Amtlicher Handel) of the Frankfurt Stock Exchange. The Frankfurt Stock Exchange issues a trading symbol when a corporation has been approved for listing. The trading symbol is expected to be "IN". We cannot assure you that we will be approved for listing on the Frankfurt Stock Exchange at the same time our Class B common stock trades on the New York Stock Exchange or at all.

      Before this offering, there has been no public market for our Class B common stock. The initial public offering price has been determined through negotiations between us and the representatives. The principal factors considered in determining the initial public offering price, in addition to prevailing market conditions, were the valuation multiples of publicly-traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenues, the present state of our development and the above factors in relation to market values and various value measures of other companies engaged in activities similar to ours. We cannot assure you that an active trading market will develop for our Class B common stock or that our Class B common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

      The underwriters do not expect sales of the Class B common stock to be made to any accounts over which they exercise discretionary authority to exceed five percent of the number of shares being offered in this offering.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the Class B common stock is completed, rules of the SEC may limit the ability of the underwriters and some selling group members to bid for and purchase our Class B common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our Class B common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class B common stock.

      If the underwriters create a short position in our Class B common stock in connection with the offering, that is, if they sell more shares of our Class B common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our Class B common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on our underwriters and selling group members. This means that if the representatives purchase shares of our Class B common stock in the open market to reduce the underwriters' short position or to stabilize the price of our Class B common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our Class B common stock to the extent that it discourages resales of our Class B common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class B common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued.

      This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the offerings made outside of the United States, to persons located in the United States.

Other Relationships

      Some of the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and general financing and banking services to us and our affiliates. Merrill Lynch Capital Corporation acted as the lender for our $50.0 million bridge loan facility. Merrill Lynch & Co. acted as Lead Arranger and Syndication Agent to underwrite and syndicate our $250.0 million senior secured credit facility for which it received customary compensation. Merrill Lynch Capital Corporation and UBS A.G., Stamford Branch, an affiliate of Warburg Dillon Read LLC, are also lenders under the credit facility. In addition, Merrill Lynch & Co. loaned Jose
A. Collazo, our President, $125,000 in November 1999. The loan was a bridge loan made for estate and tax planning purposes and is unsecured with an annual interest rate of 8.16%. Warburg Dillon Read LLC acted as our financial advisor in connection with the AUCS transactions and received customary fees.

                                 LEGAL MATTERS

      The validity of the issuance of the shares of Class B common stock to be sold in the offering will be passed upon for us by Latham & Watkins, Costa Mesa, California. Certain legal matters in connection with the issuance of the Class B common stock to be sold in the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

      Our consolidated financial statements as of March 31, 1998 and 1999 and for each of the years in the three year period ended March 31, 1999 and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and are included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Act with respect to the shares of Class B common stock to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of Class B common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each case you should read the contract, agreement or other document, a copy of which is filed as an exhibit to the registration statement.

      You may read and copy all or any portion of the registration statement or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).

      As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file periodic reports, proxy statements and other information with the SEC. In addition to being available at the SEC, upon approval of the Class B common stock for listing on The New York Stock Exchange, our reports, proxy and information statements and other information may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York.

                          INFONET SERVICES CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of March 31, 1998 (as Restated) and 1999
 (as Restated) and September 30, 1999 (Unaudited)......................... F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for
the Years Ended March 31, 1997, 1998 (as Restated) and 1999 (as Restated)
and the Six Months Ended September 30, 1998 (Unaudited) and 1999
(Unaudited)............................................................... F-4
Consolidated Statements of Stockholders' Equity for the Years Ended March
31, 1997, 1998 (as Restated) and 1999 (as Restated) and the Six Months
Ended September 30, 1999 (Unaudited)...................................... F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 1997,
1998 (as Restated) and 1999 (as Restated) and the Six Months Ended
September 30, 1998 (Unaudited) and 1999 (Unaudited)....................... F-6
Notes to Consolidated Financial Statements................................ F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
 Infonet Services Corporation
El Segundo, California:

      We have audited the accompanying consolidated balance sheets of Infonet Services Corporation and its subsidiaries (the "Company") as of March 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.

      As discussed in Note 16, the accompanying 1998 and 1999 consolidated financial statements have been restated.

Los Angeles, California

June 14, 1999 (November 19, 1999 as to Note 16 and December   , 1999 as to the

 last paragraph of Note 17)

      The accompanying consolidated financial statements reflect the 29,900-for-1 split of common stock which is to be effected on or about December 20, 1999. The above report is in the form which will be signed by Deloitte & Touche LLP upon consummation of such stock split, which is described in the last paragraph in Note 17 of Notes to Consolidated Financial Statements, and assuming that from June 14, 1999 to the date of such stock split, no other events shall have occurred, other than those described in Note 17 of Notes to Consolidated Financial Statements, that would affect the accompanying consolidated financial statements and notes thereto.

/s/ Deloitte & Touche LLP
_____________________
Deloitte & Touche LLP


Los Angeles, California

November 19, 1999

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (In Thousands, Except per Share Amounts)

                                                  March 31,
                                             --------------------  September 30,
                                               1998       1999         1999
                                             ---------  ---------  -------------
                                                (As Restated,
                                                  Note 16)          (Unaudited)
                  ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.................  $  11,449  $   8,681    $  39,202
 Short-term investments....................     18,533      8,196          976
 Accounts receivable, net of allowances of
  $3,851, $3,876 and (unaudited) $3,534 as
  of March 31, 1998 and 1999, and September
  30, 1999, respectively...................     47,170     58,168       58,849
 Deferred income taxes.....................      6,189      5,387        7,577
 Prepaid expenses..........................      7,133      9,345        9,969
 Other current assets......................        283        500          437
                                             ---------  ---------    ---------
  Total current assets.....................     90,757     90,277      117,010
                                             ---------  ---------    ---------
PROPERTY, EQUIPMENT AND COMMUNICATION
 LINES, Net................................     36,900     52,406      125,634
GOODWILL AND OTHER INTANGIBLE ASSETS, Net..      5,114      4,573        3,787
OTHER ASSETS...............................     21,028     35,007       45,646
                                             ---------  ---------    ---------
TOTAL ASSETS...............................  $ 153,799  $ 182,263    $ 292,077
                                             =========  =========    =========
   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current portion of long-term obligations..  $     --   $   1,662    $     500
 Current portion of capital lease
  obligations..............................      1,961      1,660        2,293
 Accounts payable..........................     14,564     20,058       31,334
 Network communications....................      5,339      4,112        7,928
 Accrued salaries and related benefits.....     10,603     11,262        9,432
 Income taxes payable......................      7,200     10,360        4,060
 Advance billings..........................     12,021     13,999       13,812
 Other accrued expenses....................     11,126     10,158       11,844
                                             ---------  ---------    ---------
  Total current liabilities................     62,814     73,271       81,203
DEFERRED INCOME AND COMPENSATION...........     16,373     19,252       23,832
CAPITAL LEASE OBLIGATIONS..................        105      5,262        5,510
LONG-TERM OBLIGATIONS......................        --       7,253       87,956
MINORITY INTEREST..........................        376        508          470
COMMON STOCK SUBJECT TO PUT OPTION, Net:
 Class C common stock, $0.01 par value per
  share:
 299,000 shares authorized;
 9,445 shares issued and outstanding.......        --         --         7,897
 Less notes receivable from issuance of
  common stock.............................        --         --        (7,910)
                                             ---------  ---------    ---------
  Total common stock subject to put
   option, net.............................        --         --           (13)
                                             ---------  ---------    ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Class A common stock, $0.01 par value per
  share:
 373,750 shares authorized;
 373,750 shares issued and 170,993 shares
  outstanding; 202,757 shares held in
  treasury.................................     67,819     67,819       67,819
 Class B common stock, $0.01 par value per
  share:
 373,750 shares authorized;
 202,757, 202,757 and 250,597 shares
  issued and outstanding as of March 31,
  1998 and 1999, and September 30, 1999,
  respectively.............................    124,074    124,074      163,575
 Stock subscription receivable.............        --         --       (13,333)
 Treasury stock, at cost, 202,757 shares...   (121,184)  (121,184)    (121,184)
 Retained earnings (accumulated deficit)...      4,515      7,464       (2,810)
 Accumulated other comprehensive loss......     (1,093)    (1,456)        (948)
                                             ---------  ---------    ---------
   Total stockholders' equity..............     74,131     76,717       93,119
                                             ---------  ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY....................................  $ 153,799  $ 182,263    $ 292,077
                                             =========  =========    =========

          See accompanying notes to consolidated financial statements.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                 (In Thousands, Except per Share Amounts)

                                                           Six Months Ended
                                Year Ended March 31,        September  30,
                             ----------------------------  ------------------
                               1997      1998      1999      1998      1999
                             --------  --------  --------  --------  --------
                                         (As Restated,
                                           Note 16)           (Unaudited)
REVENUES, Net............... $264,684  $294,244  $302,997  $140,571  $173,219
EXPENSES:
  Country representative
   compensation.............   35,090    41,136    53,766    24,929    31,035
  Bandwidth and related
   costs....................   43,134    48,089    52,700    26,336    35,443
  Network operations........   81,106    77,489    55,041    26,852    32,899
  Selling, general and
   administrative...........  115,741   130,287   139,663    68,500    83,481
                             --------  --------  --------  --------  --------
    Total expenses..........  275,071   297,001   301,170   146,617   182,858
                             --------  --------  --------  --------  --------
OPERATING INCOME (LOSS).....  (10,387)   (2,757)    1,827    (6,046)   (9,639)
                             --------  --------  --------  --------  --------
OTHER INCOME (EXPENSE):
  Interest income...........    1,014     1,515     1,881     1,501     1,073
  Interest expense..........     (874)     (868)     (689)     (454)   (2,883)
  Other, net................    2,591     2,969       382      (233)     (111)
                             --------  --------  --------  --------  --------
    Total other income
     (expense), net.........    2,731     3,616     1,574       814    (1,921)
                             --------  --------  --------  --------  --------
INCOME (LOSS) BEFORE
 PROVISION (CREDIT) FOR
 INCOME TAXES AND MINORITY
 INTEREST...................   (7,656)      859     3,401    (5,232)  (11,560)
PROVISION (CREDIT) FOR
 INCOME TAXES...............     (175)    4,446      (180)     (255)   (1,748)
                             --------  --------  --------  --------  --------
INCOME (LOSS) BEFORE
 MINORITY INTEREST..........   (7,481)   (3,587)    3,581    (4,977)   (9,812)
MINORITY INTEREST...........      --       (143)      132        16       (38)
                             --------  --------  --------  --------  --------
NET INCOME (LOSS)...........   (7,481)   (3,444)    3,449    (4,993)   (9,774)
                             --------  --------  --------  --------  --------
OTHER COMPREHENSIVE INCOME
 (LOSS):
  Foreign currency
   translation adjustments..       56      (626)     (241)    1,150       390
  Unrealized gains (losses)
   on securities............        2       (10)       16       --        (20)
  Minimum pension liability
   adjustment, net of tax of
   $92......................      --        --       (138)      --        138
                             --------  --------  --------  --------  --------
    Total other
     comprehensive income
     (loss), net............       58      (636)     (363)    1,150       508
                             --------  --------  --------  --------  --------
COMPREHENSIVE INCOME
 (LOSS)..................... $ (7,423) $ (4,080) $  3,086  $ (3,843) $ (9,266)
                             ========  ========  ========  ========  ========
BASIC AND DILUTED EARNINGS
 (LOSS) PER COMMON SHARE.... $  (0.02) $  (0.01) $   0.01  $  (0.01) $  (0.03)
                             ========  ========  ========  ========  ========
BASIC AND DILUTED WEIGHTED
 AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING.........  373,750   373,750   373,750   373,750   382,004
                             ========  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

          YEARS ENDED MARCH 31, 1997, 1998 (AS RESTATED, NOTE 16)

                   AND 1999 (AS RESTATED, NOTE 16), AND

              (UNAUDITED) SIX MONTHS ENDED SEPTEMBER 30, 1999

                 (In Thousands, Except per Share Amounts)

                                                                                           Accumulated
                                                                               Retained       Other
                            Common Stock     Treasury Stock        Stock       Earnings   Comprehensive
                          ---------------- -------------------  Subscription (Accumulated    Income
                          Shares   Amount   Shares    Amount     Receivable    Deficit)      (Loss)      Total
                          ------- -------- --------  ---------  ------------ ------------ ------------- --------
BALANCE, APRIL 1, 1996..  547,589 $171,917 (173,839) $(104,495)   $    --      $16,440       $ (515)    $ 83,347
  Common stock issued...   28,918   19,976      --         --          --          --           --        19,976
  Purchase of treasury
   stock................      --       --   (28,918)   (16,689)        --          --           --       (16,689)
  Net loss..............      --       --       --         --          --       (7,481)         --        (7,481)
  Dividends paid ($0.00
   per share)...........      --       --       --         --          --         (500)         --          (500)
  Foreign currency
   translation
   adjustments..........      --       --       --         --          --          --            56           56
  Unrealized gains on
   securities...........      --       --       --         --          --          --             2            2
                          ------- -------- --------  ---------    --------     -------       ------     --------
BALANCE, MARCH 31,
 1997...................  576,507  191,893 (202,757)  (121,184)        --        8,459         (457)      78,711
  Net loss (as restated,
   Note 16).............      --       --       --         --          --       (3,444)         --        (3,444)
  Dividends paid ($0.00
   per share)...........      --       --       --         --          --         (500)         --          (500)
  Foreign currency
   translation
   adjustments..........      --       --       --         --          --          --          (626)        (626)
  Unrealized losses on
   securities...........      --       --       --         --          --          --           (10)         (10)
                          ------- -------- --------  ---------    --------     -------       ------     --------
BALANCE, MARCH 31, 1998
 (AS RESTATED, NOTE
 16)....................  576,507  191,893 (202,757)  (121,184)        --        4,515       (1,093)      74,131
  Net income (as
   restated, Note 16)...      --       --       --         --          --        3,449          --         3,449
  Dividends paid ($0.00
   per share)...........      --       --       --         --          --         (500)         --          (500)
  Foreign currency
   translation
   adjustments..........      --       --       --         --          --          --          (241)        (241)
  Unrealized gains on
   securities...........      --       --       --         --          --          --            16           16
  Minimum pension
   liability
   adjustments, net of
   tax of $92...........      --       --       --         --          --          --          (138)        (138)
                          ------- -------- --------  ---------    --------     -------       ------     --------
BALANCE, MARCH 31, 1999
 (AS RESTATED, NOTE
 16)....................  576,507  191,893 (202,757)  (121,184)        --        7,464       (1,456)      76,717
  Net loss (unaudited)..      --       --       --         --          --       (9,774)         --        (9,774)
  Common stock issued,
   net of issuance cost
   (unaudited)..........   47,840   39,501      --         --          --          --           --        39,501
  Stock subscription
   receivable
   (unaudited) .........      --       --       --         --      (13,333)        --           --       (13,333)
  Dividends paid ($0.00
   per share)
   (unaudited)..........      --       --       --         --          --         (500)         --          (500)
  Foreign currency
   translation
   adjustments
   (unaudited)..........      --       --       --         --          --          --           390          390
  Unrealized losses on
   securities
   (unaudited)..........      --       --       --         --          --          --           (20)         (20)
  Minimum pension
   liability
   adjustments, net of
   tax of $92
   (unaudited)..........      --       --       --         --          --          --           138          138
                          ------- -------- --------  ---------    --------     -------       ------     --------
BALANCE, SEPTEMBER 30,
 1999 (UNAUDITED).......  624,347 $231,394 (202,757) $(121,184)   $(13,333)    $(2,810)      $ (948)    $ 93,119
                          ======= ======== ========  =========    ========     =======       ======     ========

            See accompanying notes to consolidated financial statements.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)

                                                                                         Six Months
                                                                                            Ended
                                                           Year Ended March 31,         September 30,
                                                        ----------------------------  ------------------
                                                          1997      1998      1999      1998      1999
                                                        --------  --------  --------  --------  --------
                                                                    (As Restated,
                                                                      Note 16)           (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) .................................... $ (7,481) $ (3,444) $  3,449  $ (4,993) $ (9,774)
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization........................   20,018    20,832    18,785     8,204    13,772
  Gain on sale of business and other...................   (3,730)  (10,696)      --        --        --
  Gain on sale of property, equipment and communication
   lines...............................................     (453)      --       (283)      --        --
  Deferred income taxes................................   (7,642)     (799)   (7,539)     (859)   (1,803)
  Minority interest....................................      --       (143)      132        16       (38)
 Changes in assets and liabilities, net of business
  sold:
  Accounts receivable, net.............................   (3,069)   (1,489)  (10,974)   (2,570)     (818)
  Prepaid expenses.....................................   (1,730)   (3,732)   (2,409)      (68)     (589)
  Other current assets.................................     (152)      216      (419)     (144)       63
  Accounts payable.....................................     (420)     (504)    5,725    (2,899)    7,856
  Network communications...............................     (420)    2,412    (1,227)      299      (841)
  Accrued salaries and related benefits................    1,446      (290)      644        31    (1,846)
  Income taxes payable.................................    3,629     1,926     3,099    (1,148)   (6,408)
  Advance billings.....................................    1,566     3,929     1,978      (598)     (191)
  Other accrued expenses...............................    2,163     2,807      (731)    4,111     5,305
  Deferred income and compensation.....................   (2,086)    4,743     3,609     2,903     5,574
  Purchases of trading securities......................     (403)   (7,599)   (7,628)   (3,952)  (12,391)
  Proceeds from sale of trading securities.............      147     6,238     5,957     2,978     4,459
  Other operating activities...........................      --     (1,375)     (257)      --        (67)
                                                        --------  --------  --------  --------  --------
   Net cash provided by operating activities...........    1,383    13,032    11,911     1,311     2,263
                                                        --------  --------  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property, equipment and communication
  lines................................................  (16,182)  (22,635)  (27,033)  (14,217)  (51,518)
 Proceeds from sale of property, equipment and
  communication lines..................................    3,194    12,467       902        33        10
 Proceeds from sale of business........................    3,884    33,522       --        --        --
 Costs associated with sale of business................      --    (11,531)      --        --        --
 Purchases of short-term investments...................   (3,958)  (29,173)  (11,115)   (4,939)   (1,957)
 Proceeds from sale of short-term investments..........   13,134     6,854     9,922     8,938     6,737
 Maturities of short-term investments..................      980     9,575    11,546     9,749     2,440
 Purchases of held-to-maturity securities..............      --    (14,194)   (4,435)   (3,883)   (2,467)
 Maturity of held-to-maturity securities...............      --      9,540     2,205     1,812     7,975
 Acquisition of businesses, net of cash acquired.......   (4,095)       44       --        --        --
 Other investing activities............................   (1,661)       20    (2,671)   (1,886)   (3,910)
                                                        --------  --------  --------  --------  --------
   Net cash used in investing activities...............   (4,704)   (5,511)  (20,679)   (4,393)  (42,690)
                                                        --------  --------  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term obligations.......   13,327       --     16,000     6,500   110,000
 Payments on long-term obligations.....................   (1,298)  (12,029)   (7,085)      --    (59,040)
 Payment of capital lease obligations..................   (1,768)   (1,861)   (2,587)     (747)   (1,057)
 Net proceeds from issuance of common stock............   19,976       --        --        --     26,708
 Debt issuance cost....................................      --        --        --        --     (4,938)
 Purchase of treasury stock............................  (16,689)      --        --        --        --
 Dividends paid........................................     (500)     (500)     (500)     (500)     (487)
                                                        --------  --------  --------  --------  --------
   Net cash provided by (used in) financing
    activities.........................................   13,048   (14,390)    5,828     5,253    71,186
                                                        --------  --------  --------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH................     (269)     (588)      172       845      (238)
                                                        --------  --------  --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...    9,458    (7,457)   (2,768)    3,016    30,521
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...........    9,448    18,906    11,449    11,449     8,681
                                                        --------  --------  --------  --------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR................. $ 18,906  $ 11,449  $  8,681  $ 14,465  $ 39,202
                                                        ========  ========  ========  ========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for:
  Income taxes......................................... $  3,838  $  3,319  $  4,913  $  3,061  $  6,741
  Interest............................................. $    428  $    903  $    698  $    147  $  2,642
SUPPLEMENTAL NONCASH INVESTING AND FINANCING
 ACTIVITIES:
 Acquisitions of equipment through capital leases...... $    --   $    584  $  7,443  $  4,027  $  1,938

 During June 1999, the Company acquired a right of use of capacity in a fiberoptic submarine cable system for a total commitment of $45.0 million. Of the total commitment, $18.0 million was settled in cash in June 1999 (unaudited).

 During the six months ended September 30, 1999, the Company issued shares of Class C common stock for notes receivable amounting to $7,856 and shares of Class B common stock for a stock subscription receivable amounting to $13,333 (unaudited).

          See accompanying notes to consolidated financial statements.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

1. GENERAL INFORMATION

      Description of Business--Infonet Services Corporation ("Infonet" or the "Company") provides cross-border managed data communications services to multinational corporations worldwide. Infonet's stockholders include six of the world's major telecommunication companies. Infonet provides services directly through country representatives and indirectly through major international telecommunications carrriers and value-added resellers.

      Fiscal Year--The Company's fiscal year is the 52- or 53-week period ending on the Friday nearest to March 31. For simplicity of presentation, the Company has described the 52-week period ended March 28, 1997, the 53-week period ended April 3, 1998 and the 52-week period ended April 2, 1999 as the years ended March 31, 1997, 1998 and 1999, respectively, and the 26-week periods ended October 2, 1998 and October 1, 1999 as the six months ended September 30, 1998 and 1999, respectively.

      Unaudited Condensed Consolidated Interim Financial Statements--The condensed consolidated financial statements as of September 30, 1999 and for the six months ended September 30, 1998 and 1999 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of such date and for such periods. Results of interim periods are not necessarily indicative of the results to be expected for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation--All majority-owned subsidiaries and subsidiaries where the Company exercises economic control are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated. The Company's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method.

      Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As with any estimates, actual results could differ from those estimates.

      Cash and Cash Equivalents--The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

      Fair Value of Financial Instruments--The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate fair value because of the short-term maturities of these instruments. The carrying amount of the long-term note payable approximates fair value since the fixed rate charged on the note approximates the current market rate.

      Concentration of Credit Risk--The Company's financial instruments that are exposed to concentration of credit risk consist primarily of its cash equivalents, short-term investments, and accounts receivable. The Company restricts investments in cash equivalents and short-term investments to financial institutions with high

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

credit standing. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's worldwide customer base. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses.

      Revenue Recognition--The Company records revenues for network services; consulting, integration and provisioning services; applications services; and other communications services when the services are provided. Such services are provided under client contracts which generally have a term of 1 to 3 years. Amounts for services billed in advance of the service period and cash received in advance of revenues earned are recorded as advance billings and recognized as revenue when earned. Approximately 14%, 8% and 0% of revenues for fiscal year 1997, 1998 and 1999, respectively, is derived from long-term fixed priced contracts with various U.S. government agencies. These long-term contracts are accounted for utilizing the percentage of completion method of accounting (cost-to-cost and output methods). An allowance for customer credits is accrued concurrently with the recognition of revenue.

      Depreciation and Amortization--The cost of property, equipment and communication lines, less applicable estimated residual values, is depreciated over their useful lives, on the straight-line method, from the date the specific asset is complete, installed, and ready for normal use, as follows:

     Communication, computer and
      related equipment................ 3 to 5 years
     Communication lines............... 10 years
     Buildings......................... 40 years
     Leasehold improvements............ Shorter of lease term or useful lives
     Furniture and other equipment..... 5 to 10 years

      Investments in Securities--Short-term investments are classified as available-for-sale with unrealized gains and losses reported as a separate component of stockholders' equity. Cost and realized gains and losses from the sale of short-term investments are based on the specific identification method.

      Securities held in a trust pursuant to the Company's SERP (see Note 9) are classified as held-to-maturity due to the fact that the Company has the positive intent and ability to hold the securities to maturity. These securities are stated at amortized cost, and are included in other assets. Cost and realized gains and losses from the sale of held-to-maturity securities are based on the specific identification method.

      Securities held in a trust pursuant to the Company's IDIP (see Note 10) are accounted for as trading securities due to the fact that the securities in this trust are invested in accordance with the participants' direction. These securities are recorded in other assets. Both realized and unrealized gains and losses are included in other income.

      Goodwill and Other Intangible Assets--Goodwill arising from the acquisition of businesses is amortized on a straight-line basis over a period of 20 years. Intangible assets include customer base and trademarks, which are amortized over 10 years on a straight-line basis.

      Impairment of Long-Lived Assets--The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. For purposes of estimating future cash flows from possibly impaired assets, the Company groups assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

               INFONET SERVICES CORPORATION AND SUBSIDIARIES

                 YEARS ENDED MARCH 31, 1997, 1998 AND 1999


      Income Taxes--Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized. U.S. income taxes have not been provided for the undistributed earnings of the Company's foreign subsidiaries, since such earnings are intended to be permanently reinvested in the operations of those subsidiaries. At March 31, 1999 the cumulative undistributed earnings of the Company's foreign subsidiaries was approximately $17,154,000 and unrecognized deferred taxes were not material.

      Foreign Currency Translation--For foreign operations, the balance sheet accounts are translated at the year-end exchange rate, and income statement items are translated at the average exchange rate for the year. Resulting translation adjustments are recorded as a separate component of other comprehensive income. Assets and liabilities denominated in foreign currencies are remeasured at the balance sheet date. Resulting exchange rate gains or losses are included as a component of current period earnings. Exchange gains and losses are not material in amount in any period.

      Treasury Stock--The Company accounts for treasury stock using the cost method.

      New Accounting Pronouncements--The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended) which establishes new standards for reporting derivative and hedging information. SFAS 133 (as amended) is effective for periods beginning after June 15, 2000. Management has not completed its assessment of the impact of the adoption of SFAS No. 133 (as amended) on the Company's financial position or results of operations.

      Reclassifications--Certain prior year amounts have been reclassified to conform to current year presentation.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

3. INVESTMENTS IN SECURITIES

      The following is a summary of the available-for-sale securities classified as current assets.

                                                              Amortized  Fair
                                                                Cost     Value
                                                              --------- -------
   As of March 31, 1998:
     U.S. government securities..............................  $ 1,098  $ 1,097
     Corporate debt instruments..............................   17,445   17,436
                                                               -------  -------
                                                               $18,543  $18,533
                                                               =======  =======
   As of March 31, 1999:
     U.S. government securities..............................  $   --   $   --
     Corporate debt instruments..............................    8,190    8,196
                                                               -------  -------
                                                               $ 8,190  $ 8,196
                                                               =======  =======

      As of March 31, 1999, all short-term investments had a maturity of less than one year. Proceeds from the sale and maturities of available-for-sale securities amounted to approximately $14.1 million, $16.4 million and $21.5 million for the years ended March 31, 1997, 1998 and 1999, respectively. Gross unrealized and realized gains and losses on available-for-sale securities were not material in any of these years or at March 31, 1998 or 1999.

      The following is a summary of the held-to-maturity securities classified as other assets.

                                                               Amortized  Fair
                                                                 Cost    Value
                                                               --------- ------
   As of March 31, 1998:
     Mortgage-backed debt securities..........................  $1,713   $1,713
     Corporate debt instruments...............................   1,021    1,020
     Other debt securities....................................     334      334
     Commercial paper.........................................   1,193    1,193
     U.S. government obligations..............................     393      394
                                                                ------   ------
                                                                $4,654   $4,654
                                                                ======   ======
   As of March 31, 1999:
     Mortgage-backed debt securities..........................  $2,761   $2,773
     Corporate debt instruments...............................   1,011    1,009
     Other debt securities....................................   3,112    3,112
                                                                ------   ------
                                                                $6,884   $6,894
                                                                ======   ======

      Gross unrealized gains and losses on held-to-maturity securities were not material in each of the three years in the period ended March 31, 1999. Maturities on held-to-maturity debt securities range from overnight to two years.

      The net unrealized holding gains (losses) on trading securities amounted to $598,000, $798,000 and $96,000 for the years ended March 31, 1997, 1998, and
1999, respectively.

              INFONET SERVICES CORPORATION AND SUBSIDIARIES

                YEARS ENDED MARCH 31, 1997, 1998 AND 1999


4. INCOME TAXES

      The provision for (benefit from) income taxes is summarized as follows (in thousands):

                                                       Year Ended March 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
     Current:
      Federal........................................ $ 4,018  $ 2,493  $ 3,729
      State..........................................     796    1,119    1,078
      Foreign........................................   2,653    1,633    2,552
                                                      -------  -------  -------
                                                        7,467    5,245    7,359
                                                      -------  -------  -------
     Deferred:
      Federal........................................  (6,656)    (180)  (6,023)
      State..........................................    (986)    (619)  (1,516)
                                                      -------  -------  -------
                                                       (7,642)    (799)  (7,539)
                                                      -------  -------  -------
                                                      $  (175) $ 4,446  $  (180)
                                                      =======  =======  =======

      The components of income (loss) before income taxes and minority interest are (in thousands):

                                                          Year Ended March 31,
                                                          ---------------------
                                                           1997    1998  1999
                                                          -------  ---- -------
     Federal............................................. $(8,229) $669 $(4,537)
     Foreign.............................................     573   190   7,938
                                                          -------  ---- -------
                                                          $(7,656) $859 $ 3,401
                                                          =======  ==== =======

      The following table reconciles the difference between the U.S. federal statutory tax rate and the rates used by the Company in the determination of net income (loss) (in thousands):

                                                       Year Ended March 31,
                                                      -----------------------
                                                       1997     1998   1999
                                                      -------  ------ -------
   Provision for income taxes, at 34%................ $(2,603) $  292 $ 1,156
   State taxes, net of federal effect................    (125)    330    (289)
   Difference in U.S. federal and foreign tax rates,
    net..............................................     581     188     282
   Effect of foreign losses..........................   1,729   1,283     --
   Valuation allowance...............................     --    1,617  (1,617)
   Non-deductable expense items......................     251     269     233
   Other.............................................      (8)    467      55
                                                      -------  ------ -------
                                                      $  (175) $4,446 $  (180)
                                                      =======  ====== =======

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999


      The principal components of deferred tax assets and (liabilities) are as follows (in thousands):

                                                     Year Ended March 31,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
   Differences between book and tax bases of
    property....................................... $(2,543) $   601  $ 6,155
   Compensation and benefit accruals...............   2,839    4,159    5,933
   Billings in excess of revenues..................   2,563    3,346    3,953
   Net operating loss benefit......................   2,656    1,617      --
   Alternative minimum tax credit carryforward.....     662      459      --
   Accrued contract costs..........................   1,532      --       --
   Other...........................................     383      326      389
                                                    -------  -------  -------
                                                      8,092   10,508   16,430
   Valuation allowance.............................     --    (1,617)     --
                                                    -------  -------  -------
                                                    $ 8,092  $ 8,891  $16,430
                                                    =======  =======  =======

      Although realization is not assured, management believes that it is more likely than not that all deferred income tax assets at March 31, 1999 will be realized. If, however, estimates of future taxable income were to materially decline, the carrying value of deferred income tax assets could be reduced.

5. COMMITMENTS AND CONTINGENCIES

      Leases--Minimum fixed payments required for the next five years and thereafter under capital and operating leases in effect at March 31, 1999 are as follows (in thousands):

                                                              Operating Leases
                                                     Capital  -----------------
                                                     Leases    Real
                                                    Equipment Estate  Equipment
                                                    --------- ------- ---------
   2000............................................  $ 2,027  $ 3,500  $4,467
   2001............................................    1,932    2,210   2,955
   2002............................................    1,604    1,478   2,204
   2003............................................    1,604    1,046     185
   2004............................................      981      949      34
   2005 and thereafter.............................      --     1,604      30
                                                     -------  -------  ------
                                                       8,148  $10,787  $9,875
                                                              =======  ======
   Imputed interest................................   (1,226)
                                                     -------
   Present value of net minimum lease payments.....  $ 6,922
                                                     =======

      Rental expense under noncancelable operating leases for the use of real estate and equipment amounted to approximately $8,480,000, $8,800,000 and $8,886,000 in 1997, 1998 and 1999, respectively.

      The Company leases certain communication lines and related bandwidth for its backbone network under short-term arrangements which are cancelable by either party.

      Capital leases pertain to amounts due under leases for the use of communications and related equipment. The net book value at March 31, 1998 and 1999 of the related assets included in property, equipment and communication lines was approximately $1,055,000 and $8,006,000, respectively.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

      During November 1999, the Company's existing headquarters facility lease with Computer Sciences Corporation will expire and the Company is currently continuing to lease the facility on a month-to-month basis. The Company has entered into a 12-year lease agreement for a new facility, which will commence upon completion of construction. The expected date of the relocation to the new facility is November 1999. The minimum lease payments disclosure above does not reflect the new facility lease because the rent has not yet been determined. However, the annual base rent is expected to approximate $3.0 million with increases every 30 months. The first increase will be 7%, with additional increases based on a formula using the Consumer Price Index. The terms of the lease agreement require the Company to maintain certain financial covenants. Additionally, the lease agreement includes an option to purchase the building within 90 days of the commencement of the lease. The Company has not determined whether it will exercise that option.

      Litigation--During the normal course of business, the Company may be subject to litigation involving various business matters. Management believes that an adverse outcome of any such known matters would not have a material adverse impact on the Company.

6. PROPERTY, EQUIPMENT AND COMMUNICATION LINES

      Property, equipment and communication lines consist of the following (in thousands):

                                                                  March 31,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
     Communication, computer and related equipment........... $ 96,575 $114,922
     Communication lines.....................................      --     9,811
     Land, buildings and leasehold improvements..............    9,927   10,272
     Furniture and other equipment...........................    5,621    6,239
                                                              -------- --------
                                                               112,123  141,244
     Less accumulated depreciation and amortization..........   75,223   88,838
                                                              -------- --------
     Net property, equipment and communication lines......... $ 36,900 $ 52,406
                                                              ======== ========

7. OTHER ASSETS

      Other assets consist of the following (in thousands):

                                                                 1998    1999
                                                                ------- -------
     SERP minimum pension liability (see Note 9)............... $ 3,232 $ 3,014
     SERP assets (see Note 9)..................................   4,654   6,884
     IDIP assets (see Note 10).................................   8,829   9,813
     Deferred income taxes.....................................   2,702  11,043
     Unconsolidated investments in affiliates..................     621     863
     Other.....................................................     990   3,390
                                                                ------- -------
                                                                $21,028 $35,007
                                                                ======= =======

8. LONG-TERM OBLIGATIONS

      The Company has a $10.0 million credit agreement (the "Credit Agreement") with a bank, expiring in July 1999, under which no borrowings were outstanding as of March 31, 1998 or 1999. Borrowings under the Credit Agreement bear interest, at the Company's option, at either the prime rate or London Interbank Offering Rate ("LIBOR") plus 1.25%. The terms of the Credit Agreement contain, among other provisions, requirements for maintaining defined levels of profitability, tangible net worth, and various financial ratios. The amount of credit available under the Credit Agreement is reduced by the amount of outstanding letters of

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

credit, which totaled $2.5 million at March 31, 1999. Thus, total available credit under the line was $7.5 million at March 31, 1999.

      In December 1998, the Company obtained a $9.5 million note payable with the same bank. This five-year note accrues interest at a fixed rate of 7.36% and is collateralized by the leased communication lines.

      Maturities of long-term debt for the next five years are as follows (in thousands):

       Fiscal Year Ended:
        2000...........................................................  $1,662
        2001...........................................................   1,789
        2002...........................................................   1,925
        2003...........................................................   2,071
        2004...........................................................   1,468
                                                                         ------
       Total...........................................................   8,915
       Less current portion............................................  (1,662)
                                                                         ------
                                                                         $7,253
                                                                         ======

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999


9. EMPLOYEE BENEFIT PLANS

      Pensions--The Infonet Pension Plan (the "Plan") is a contributory defined benefit pension plan in which substantially all domestic employees are eligible to participate. The benefits for the Plan are based on years of participation and the employee's compensation over the entire period of participation in the Plan. In addition, the Company has a Supplemental Executive Retirement Plan (the "SERP"), which is a nonqualified, noncontributory pension plan. The SERP is a defined benefit retirement plan for designated key officers and executives and provides for benefits based on years of service, age of participant, and the participant's average compensation during his or her final period of employment under the SERP.

      The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two years, and a statement of the funded status as of each year-end (dollars in thousands):

                                                                   Other
                                                               Postretirement
                                          Pension Benefits       Benefits
                                          ------------------  ----------------
                                            1998      1999     1998     1999
                                          --------  --------  -------  -------
     Change in benefit obligation
     Benefit obligation at beginning of
      year..............................  $ 15,784  $ 20,135  $   690  $   578
     Service cost.......................       835     1,007      --       --
     Interest cost......................     1,199     1,398       51       40
     Plan participants' contributions...       494       487      --       --
     Amendments.........................     1,309       --       --       --
     Actuarial (gain) loss..............       962     2,418     (140)     (37)
     Benefits paid......................      (448)     (628)     (23)     (26)
                                          --------  --------  -------  -------
     Benefits obligation at end of
      year..............................    20,135    24,817      578      555
                                          --------  --------  -------  -------
     Change in plan assets
     Fair value of plan assets at
      beginning of year.................    10,689    12,250
     Actual return on plan assets.......     1,515     2,009
     Plan particpants' contributions....       494       487
     Benefits paid......................      (448)     (628)
                                          --------  --------  -------  -------
     Fair value of plan assets at end of
      year..............................    12,250    14,118
                                          --------  --------  -------  -------
     Funded status......................    (7,885)  (10,699)    (578)    (555)
     Unrecognized net actuarial loss
      (gain)............................       806     2,219     (853)    (836)
     Unrecognized prior service cost....     3,514     3,035    1,089    1,025
                                          --------  --------  -------  -------
     Net amount recognized..............  $ (3,565) $ (5,445) $  (342) $  (366)
                                          ========  ========  =======  =======
     Amounts recognized in the statement
      of financial position consist of:
      Accrued benefit liability.........  $ (6,797) $ (8,689) $  (578) $  (555)
      Intangible asset..................     3,232     3,014      236      189
      Accumulated other comprehensive
       income...........................       --        230      --       --
                                          --------  --------  -------  -------
     Net amount recognized..............  $ (3,565) $ (5,445) $  (342) $  (366)
                                          ========  ========  =======  =======
     Weighted-average assumptions as of
      year-end:
      Discount rate.....................      7.00%     6.50%    7.00%    6.50%
      Expected return on plan assets....      9.00%     9.00%     N/A      N/A
      Rate of compensation increase.....      5.43%     4.93%     N/A      N/A

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

      The rate of compensation increase shown is for the qualified pension plan. For the nonqualified pension plan, compensation is assumed to increase at a 4% annual rate.

      For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed in 1999. The rate was assumed to decrease gradually to 5% for 2002 and remain at that level thereafter.

      Net periodic benefit cost for pension plans include the following components (in thousands):

                                                         Other Postretirement
                                  Pension Benefits             Benefits
                               ------------------------  ---------------------
                                1997    1998     1999     1997   1998    1999
                               ------  -------  -------  ------ ------  ------
     Service cost............  $  822  $   835  $ 1,007  $  --  $  --   $  --
     Interest cost...........     984    1,199    1,398      90     51      40
     Expected return on plan
      assets.................    (866)  (1,023)  (1,108)    --     --      --
     Amortization of prior
      service cost...........     327      356      478      64     64      64
     Recognized actuarial
      (gain)loss.............     --       (27)     103     --     (45)    (54)
                               ------  -------  -------  ------ ------  ------
     Net periodic benefit
      cost...................  $1,267  $ 1,340  $ 1,878  $  154 $   70  $   50
                               ======  =======  =======  ====== ======  ======

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $5,338, $3,451 and $0, respectively as of March 31, 1997, $7,549, $5,824, and $0, respectively, as of March 31, 1998 and $10,077, $7,251, and $0, respectively as of March 31, 1999 (all figures are in thousands).

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                                      1% Increase 1% Decrease
                                                      ----------- -----------
     Effect on total service and interest cost
      components.....................................     $ 2        $ (2)
     Effect on postretirement benefit obligation.....     $22        $(24)

      At March 31, 1998 and 1999, the Company earmarked a total of $4.7 million and $6.9 million, respectively, and placed these amounts in a rabbi trust to satisfy future SERP liabilities. These assets are accounted for as "held-to-maturity" and included in other assets in the accompanying consolidated financial statements.

      Employees outside the United States are generally enrolled in pension plans in the country of domicile. These plans are not considered to be significant individually or in the aggregate to the Company's financial statements. The pension liabilities and their related costs are computed in accordance with the laws of the individual countries and appropriate actuarial practices.

10. STOCK INCENTIVE AND DEFERRED COMPENSATION PLANS

      During 1999, the Company's Board of Directors adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), 1998 Stock Appreciation Rights Plan (the "SARs Plan"), and 1998 Stock Option Plan (the "Option Plan"). The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

Employees." SFAS No. 123, "Accounting for Stock-Based Compensation," encourages a fair value-based method of accounting for stock-based compensation. As permitted by SFAS No. 123, the Company adopted its disclosure-only requirements.

      Under the Purchase Plan, the Company is authorized to issue up to 17,940,000 shares of its newly authorized Class C common stock, $0.01 par value ("Class C Stock") to 35 participants designated by the Committee which administers the Purchase Plan. The Purchase Plan is a book value plan whereby participants may purchase shares of the Company's stock at book value at the date of grant, as calculated in accordance with the Purchase Plan. The Purchase Plan provides that book value is determined using a formula based on a multiple of the Company's consolidated revenue. The Purchase Plan also provides that the Company has a call right to repurchase the shares from stockholders under the Purchase Plan who leave the Company's employ, or on or after March 15, 2003, provided that the stock is not publicly traded. The stockholders under the Purchase Plan also have a right to put the shares purchased under the Purchase Plan to the Company, which then has to repurchase the shares at its book value as of that date, provided that the stock is not publicly traded. During 1999, the Company granted purchase rights with respect to approximately 9,501,622 shares at $0.84 per share.

      Pursuant to the Company's SARs Plan, the maximum number of SARs that may be offered is 1,495,000. The stock referred to in the SARs Plan is the newly authorized Class C Stock. The SARs vest at 25% per year over four years with the first quartile vesting on January 1, 2001. The SARs Plan terminates October 20, 2004 or earlier if certain conditions of the SARs Plan have been fully met. During fiscal 1999, the Company granted 1,207,362 SARs which are indexed to the Company's Class C common stock at a base price of $0.84 per share.

      Under the Option Plan, the Company is authorized to issue options to purchase up to 8,970,000 shares of its Class C Stock. Options granted under the Option Plan vest ratably over five years. All options must be exercised within ten years from the date of original grant. The Option Plan is a book value plan whereby participants are granted options to purchase shares of the Company's stock at book value, as determined at the date of grant and as calculated in accordance with the Option Plan. The Option Plan provides that book value is determined using a formula based on a multiple of the Company's consolidated revenue. The Option Plan also provides that the Company has a call right to repurchase the shares from stockholders under the Option Plan who leave the Company's employ, or on or after March 15, 2003, provided that the stock is not publicly traded. The stockholders under the Option Plan also have a right to put the shares purchased under the Option Plan to the Company, which then has to repurchase the shares at its book value as of that date, provided that the stock is not publicly traded. During 1999, no options were granted.

      The Company has a nonqualified deferred income plan (the "IDIP") for employees earning over a prescribed amount. Participants may defer receipt of compensation, which is held by the Company in trust and is invested in accordance with the participants' directions. As of March 31, 1998 and 1999, the trust assets held by the Company aggregated $8,829,000 and $9,813,000, respectively; the vested portion of trust assets aggregated $6,875,000 and $8,528,000, respectively. These assets are accounted for as trading securities and included in other assets in the accompanying financial statements.

      In 1995, the Company created an agreement with the participants of the Infonet Phantom Stock Option Plan (the "Phantom Stock Plan") whereby the participants could elect either a cash or deferral option for the vested value of grants under the Phantom Stock Plan at the end of 1994, effectively terminating the Phantom Stock Plan. Participants who elected the deferral option are eligible to receive additional amounts through 1999, based on the Company's achieving revenue and profit goals and the individuals' continued employment. Under this arrangement, the expense in 1997, 1998 and 1999 was $900,000, $803,000 and $830,000, respectively. Participants can elect to have their annual vested portion contributed to their individual account as part of the IDIP.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999


11. STOCKHOLDERS' EQUITY

      During 1999, the Company amended its Certificate of Incorporation to establish a third class of common stock. As of March 31, 1999, the Company has three classes of common stock as follows:

                                            Shares      Shares      Shares
                                          Authorized    Issued    Outstanding
                                          ----------- ----------- -----------
   Class A, net of 202,756,983 shares of
    treasury stock....................... 373,750,000 373,750,000 170,993,017
   Class B............................... 373,750,000 202,756,983 202,756,983
   Class C............................... 299,000,000         --          --
                                                      ----------- -----------
                                                      576,506,983 373,750,000
                                                      =========== ===========

      Class A shares have voting rights. Class B shares are identical in rights and privileges to Class A, except that Class B does not have voting rights. Class C shares are identical in rights and privileges to Class B, except that upon the closing of an underwritten initial public offering, as defined, each outstanding share of Class C common stock shall automatically convert into one share of the class of common stock registered in connection with the initial public offering.

12. RELATED-PARTY TRANSACTIONS

      Related parties consist of non-consolidated country representative organizations in which the Company holds less than a fifty percent ownership interest and country representative organizations owned directly or indirectly by the Company's stockholders, and the Company's stockholders.

      Related party transactions for the years ended March 31 comprise the following (in thousands):

                                                          1997    1998    1999
                                                         ------- ------- -------
   Revenues, net........................................ $39,512 $62,594 $88,278
   Country representative compensation..................  19,322  29,261  40,031
   Bandwidth and related costs..........................   7,166   7,347   9,002
   Selling, general and administrative..................   7,856   8,553   9,181

      Related party balances as of March 31 comprise the following (in thousands):

                                                                 1998    1999
                                                                ------- -------
   Accounts receivable......................................... $10,506 $14,442
   Accounts payable............................................     615     908
   Network communications......................................   1,053     531

13. ACQUISITIONS AND DIVESTITURES

      On January 3, 1997 the Company acquired 95% of the capital stock of Interpac Belgium S.A. The purchase price was approximately $3,120,000 and the resulting goodwill recorded was approximately $103,000. Prior to this date the Company owned a 5% interest in Interpac Belgium S.A. which was accounted for on the cost basis. In March 1997 the Company acquired an additional 36% interest in its Luxembourg subsidiary for $330,000 bringing its ownership to 51%.

      These acquisitions were accounted for under the purchase method. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill which is being amortized on a straight-line basis over 20 years.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

      During fiscal 1997 the Company sold its remaining interest in a foreign affiliate for a pretax gain of $1,030,000 and Interpac Belgium sold its Internet business to one of its former shareholders for a net pretax gain of $2,700,000. These pretax gains are recorded in other income in the statement of operations and comprehensive income (loss).

      In October 1997, the Company sold the net assets of its subsidiary, Government Systems, Inc. ("GSI"), to a third party for $21.0 million in cash and received $5.5 million as a working capital adjustment to pay down GSI loans prior to transfer of the net assets sold. The sale resulted in a pretax gain of $3.7 million, which is recorded in other income in the statement of operations and comprehensive income (loss). GSI's results from operations included in the 1998 consolidated statements of operations and comprehensive income (loss) were revenues of $32.5 million and income before income taxes of $4.0 million. Additionally, the Company sold its government accounts to the same third party and entered into an agreement allowing the third party to operate as a country representative for a total of $7.0 million in cash.

14. EARNINGS PER SHARE

      As of March 31, 1997 and 1998, there were no forms of potential common stock issued by the Company. The Company's outstanding purchase rights represent the only form of potential common stock at March 31, 1999. All of these potential common shares were excluded from the computation of diluted earnings per share ("EPS") because their inclusion would have had an antidilutive effect on EPS.

      Unaudited: As of September 30, 1998, there were no forms of potential common stock issued by the Company. The Company's outstanding stock options represent the only form of potential common stock at September 30, 1999. All of these potential common shares were excluded from the computation of diluted EPS because their inclusion would have been antidilutive.

15. SEGMENT INFORMATION

      The Company conducts business in two operating segments: country representatives or Direct Sales Channels ("Direct") and Alternate Sales Channels ("Alternate"). Both these segments generate revenues from providing customers with a complete global networking solution.

      The Company has organized its operating segments around differences in distribution channels used to deliver its services to customers. These segments are managed and evaluated separately because each segment possesses different economic characteristics requiring different marketing strategies.

      The accounting policies adopted for each segment are the same as those described in the summary of significant accounting policies. The Company's management evaluates performance based on operating contribution, where segment revenues are reduced by those costs that are allocable to the segments. Costs relating to operating the Company's core network, and non-allocable general, administrative, marketing and overhead costs, including income tax expense, are not charged to the segments. Accordingly, neither assets related to the core network, nor their associated depreciation expense are allocated to the segments.

      The Company accounts for intersegment transactions on the same terms and conditions as if the transactions were with third parties.

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999


      Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands).

                                                              Six Months Ended
                                      Year Ended March 31,      September 30,
                                   -------------------------- -----------------
                                     1997     1998     1999     1998     1999
                                   -------- -------- -------- -------- --------
Reportable segments:
--------------------                                             (Unaudited)
Revenues from external customers:
  Direct.......................... $258,187 $279,844 $273,150 $128,209 $153,081
  Alternate.......................    6,497   14,400   29,847   12,362   20,138
                                   -------- -------- -------- -------- --------
    Totals........................ $264,684 $294,244 $302,997 $140,571 $173,219
                                   ======== ======== ======== ======== ========
Operating Contribution:
  Direct.......................... $ 93,781 $105,171 $ 97,350 $ 43,272 $ 55,367
  Alternate.......................    2,316    7,621   16,975    7,217   11,842
                                   -------- -------- -------- -------- --------
    Totals........................ $ 96,097 $112,792 $114,325 $ 50,489 $ 67,209
                                   ======== ======== ======== ======== ========
Depreciation and amortization of:
  Direct.......................... $  4,309 $  4,039 $  5,163 $  2,582 $  3,300
  Alternate.......................        4        5       36        2        3
                                   -------- -------- -------- -------- --------
    Totals........................ $  4,313 $  4,044 $  5,199 $  2,584 $  3,303
                                   ======== ======== ======== ======== ========
Total assets:
  Direct.......................... $ 76,499 $ 52,031 $ 63,459 $ 58,508 $ 62,808
  Alternate.......................    1,192    3,503    8,683    5,240    9,191
                                   -------- -------- -------- -------- --------
    Totals........................ $ 77,691 $ 55,534 $ 72,142 $ 63,748 $ 71,999
                                   ======== ======== ======== ======== ========

                                                           Six Months Ended
                              Year Ended March 31,           September 30,
                          -------------------------------  ------------------
                            1997       1998       1999       1998      1999
                          ---------  ---------  ---------  --------  --------
Reconciliations:                     (As Restated, Note
----------------                             16)              (Unaudited)
Operating contribution
 from reportable
 segments................ $  96,097  $ 112,792  $ 114,325  $ 50,489  $ 67,209
Core network, overhead
 and other non-allocable
 costs...................  (103,753)  (111,933)  (110,924)  (55,721)  (78,769)
                          ---------  ---------  ---------  --------  --------
Income (loss) before
 income taxes and
 minority interest....... $  (7,656) $     859  $   3,401  $ (5,232) $(11,560)
                          =========  =========  =========  ========  ========
Total assets of
 reportable segments..... $  77,691  $  55,534  $  72,142  $ 63,748  $ 71,999
Core network, corporate
 and other non-allocable
 assets..................    81,748     98,265    110,121    98,567   220,078
                          ---------  ---------  ---------  --------  --------
Total assets............. $ 159,439  $ 153,799  $ 182,263  $162,315  $292,077
                          =========  =========  =========  ========  ========

                                                             Six Months Ended
                                     Year Ended March 31,      September 30,
                                  -------------------------- -----------------
                                    1997     1998     1999     1998     1999
                                  -------- -------- -------- -------- --------
Geographic Information:
-----------------------                                         (Unaudited)
Revenues from external customers
 based upon the country in which
 invoices are produced are as
 follows:
  United States.................. $135,460 $129,822 $103,190 $ 48,276 $ 56,448
  Netherlands....................    8,449   20,091   34,944   15,492   21,044
  Germany........................   14,735   17,742   23,438   10,493   13,783
  United Kingdom.................   11,488   12,604   19,682    9,310   13,033
  Other..........................   94,552  113,985  121,743   57,000   68,911
                                  -------- -------- -------- -------- --------
                                  $264,684 $294,244 $302,997 $140,571 $173,219
                                  ======== ======== ======== ======== ========

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999


                                                              Six Months Ended
                                      Year Ended March 31,      September 30,
                                   -------------------------- -----------------
                                     1997     1998     1999     1998     1999
                                   -------- -------- -------- -------- --------
                                              (As Restated,
                                                Note 16)         (Unaudited)
Geographic Information:
-----------------------
Long-lived assets:
  United States................... $ 46,048 $ 29,877 $ 44,529 $ 39,864 $117,031
  United Kingdom..................    2,269    2,604    2,862    2,764    3,379
  Other...........................    3,537    4,419    5,015    5,189    5,224
                                   -------- -------- -------- -------- --------
                                   $ 51,854 $ 36,900 $ 52,406 $ 47,817 $125,634
                                   ======== ======== ======== ======== ========

Services Information:
---------------------
Revenues from external customers:
  Network services................ $ 66,153 $100,337 $144,642 $ 66,927 $ 95,891
  Consulting, integration and
   provisioning services..........   48,264   58,637   78,777   37,090   45,729
  Applications services...........   16,604   22,433   20,068    9,000    7,673
  Other communications services...   87,897   72,769   59,510   27,554   23,926
  Government services.............   45,766   40,068      --       --       --
                                   -------- -------- -------- -------- --------
                                   $264,684 $294,244 $302,997 $140,571 $173,219
                                   ======== ======== ======== ======== ========

16. RESTATEMENT

      Subsequent to the issuance of the Company's 1999 financial statements, the Company's management determined that a charge of $3.3 million related to certain network equipment taken in 1998 was in error. As a result, the 1998 and 1999 financial statements have been restated from the amounts previously reported as follows (in thousands, except per share amounts):

                                                                As
                                                            Previously    As
                                                             Reported  Restated
                                                            ---------- --------
As of March 31, 1998:
  Property, Equipment and Communication Lines, net.........  $33,583   $36,900
  Income Taxes Payable.....................................    5,873     7,200
  Retained Earnings........................................    2,525     4,515
Year ended March 31, 1998:
  Network Operations.......................................   80,806    77,489
  Net Loss.................................................   (5,434)   (3,444)
  Basic and diluted loss per common share..................    (0.01)    (0.01)
As of March 31, 1999:
  Property, Equipment and Communication Lines, net.........   51,133    52,406
  Income Taxes Payable.....................................    9,851    10,360
  Retained Earnings........................................    6,700     7,464
Year ended March 31, 1999:
  Network Operations.......................................   52,997    55,041
  Net Income...............................................    4,675     3,449
  Basic and diluted earnings per common share..............     0.01      0.01

               INFONET SERVICES CORPORATION AND SUBSIDIARIES

                 YEARS ENDED MARCH 31, 1997, 1998 AND 1999

17. SUBSEQUENT EVENTS

      During April 1999, 9,444,513 of the 9,501,622 rights to purchase shares of Class C Stock granted under the Purchase Plan were exercised by employees and the remaining rights expired unexercised. Of the total shares issued, 9,396,075 shares were purchased with full recourse notes in the amount of $7,856,000, by the employees to the Company and 48,438 shares issued were purchased with cash. The notes bear interest at 5% per year and are payable on January 1, 2002 (the "Maturity Date"); provided however, that if the shares of common stock, or a class of securities into which such shares are convertible, are sold in an initial public offering after January 1, 2000, but before the Maturity Date, the Maturity Date shall be extended by the period of time, if any, between January 1, 2000 and the date of such initial public offering. During April 1999, the Company granted options to acquire 3,707,600 shares of Class C Stock with an exercise price of $0.84 per share. These options vest ratably over five years.

      In May 1999, the Company obtained a $50.0 million bridge loan facility (the "Bridge Loan") from Merrill Lynch Capital Corporation. The Bridge Loan bears interest at LIBOR plus 2.5% and expires in November 1999. The Company used a portion of the proceeds from the Bridge Loan to repay the existing $10.0 million line of credit.

Unaudited

      Subsequent to June 14, 1999, the Company amended the SARs Plan by eliminating the limit on the maximum number of SARs that may be offered and the termination date of October 20, 2004. The Company also issued 365,079 additional SARs under the SARs Plan which are indexed to the Company's Class C common stock at a base price of $0.84 per share. As of September 30, 1999, there were 1,572,441 SARs outstanding.

      During June 1999, the Company entered into an agreement for the long-term right of use of capacity in a fiberoptic submarine cable system (the "Right of Use"). The Right of Use acquired by the Company is comprised of three units of capacity at a total commitment of $45.0 million. The first unit of capacity was activated in June 1999 for a payment of $18.0 million. The second installment of $12.0 million is due on the earlier of the activation of the second unit of capacity or June 30, 2000. The third installment of $15.0 million is due on the earlier of the activation of the third unit of capacity or June 30, 2000. The Company intends to refinance the second and third installment obligations through drawdowns on the Senior Secured Credit Facility described below. The Company has the right to have the capacity activated at any time after the date of the agreement and has the right to use the capacity to the end of the cable system's design life which is expected to occur in 2022. The Right of Use was recorded as communication lines.

      On August 17, 1999, the Company entered into a new credit agreement (the "New Credit Agreement") with a syndicate of lenders to provide credit facilities to the Company in an aggregate amount of $250.0 million (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility consists of two term loan borrowing facilities, in the amount of $100.0 million (the "Delayed Draw Term Loan") and $50.0 million (the "Tranche B Term Loan"), respectively, and a revolving credit borrowing facility in the amount of $100.0 million (the "Revolving Credit Facility"). The Tranche B Term Loan was used to pay down in full all amounts outstanding on August 20, 1999 under the Bridge Loan and the $9.5 million note payable. The Tranche B Term Loan bears interest, at the Company's option, at the Base Rate, as defined below, plus 1.75% or the eurodollar rate plus 2.75%, and matures in 28 consecutive unequal quarterly installments, commencing on September 30, 1999. The Delayed Draw Term Loan is accessible until August 20, 2000, bears interest, at the Company's option, at the Base Rate, as defined below, plus 1.50% or the eurodollar rate plus 2.50%, and matures in 20 consecutive unequal quarterly installments, commencing on September 30, 2001. The Revolving Credit Facility is accessible

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

until August 20, 2005, bears interest, at the Company's option, at the Base Rate, as defined below, plus 1.50% or the eurodollar rate plus 2.50% (which margin will vary after February 20, 2000, depending on the Company's leverage ratio), and matures on August 17, 2005. The Company is also required, by February 17, 2000, to enter into hedge agreements to provide that at least 50% of the outstanding term loans are subject to either a fixed interest rate or interest rate protection for a period acceptable to the administrative agent.

      The Base Rate is defined as the greatest of the Prime Rate, the Base CD Rate plus 1.00% and the Federal Funds Effective Rate plus 0.50% in effect on a given day. The loans under the Senior Secured Credit Facility are secured by substantially all of the domestic tangible assets and all intangible assets of the Company and its domestic subsidiaries, excluding certain specific assets identified in the New Credit Agreement. Under the terms of the Senior Secured Credit Facility the Company is required to maintain certain financial ratios and other financial conditions, and there are restrictions imposed on certain transactions of the Company. The Senior Secured Credit Facility also provides for letters of credit to be available to the Company. Furthermore, the New Credit Agreement requires the Company to pay commitment fees of between 0.50% and 1.00% per year calculated quarterly on the average daily amount of available credit, dependent on the amount of the aggregate principle amounts outstanding under the Senior Secured Credit Facility. These commitment fees are payable quarterly in arrears.

      In September 1999, the Company committed to a plan to dispose its subsidiary, ESG Communications Inc. ESG was formed as a wholly owned subsidiary of the Company in March 1998 to sell telecommunications services over international bypass routes. Since formation, ESG established seven routes. However, substantially increased competition and other market factors have decreased the prices which ESG can charge its customers to less than half of those anticipated by the Company at the time of formation of ESG. These decreased prices and less than anticipated volumes have resulted in current and forecasted negative cash flows from the operation of each of ESG's routes. Management's plans to dispose of ESG call for the sale or abandonment of those routes. Two of ESG's routes were shut down and abandoned prior to September 30, 1999, and one was shut down and abandoned in October 1999. Management anticipates that the remaining routes, if not sold, will be shut down and abandoned by December 31, 1999.

      In connection with its decision to dispose of ESG, the Company recorded a total charge of $4.0 million. This charge was comprised of $3.6 million related to the impairment of communication equipment, of which approximately
$1.2 million related to routes abandoned before September 30, 1999, and $400,000 related to remaining payments, after operations cease, under communication line leases which have no alternative use to the Company. All such lease payments will be made in cash within the next twelve months. The $3.6 million impairment charge and the $400,000 charge for lease payments are included in network operations, and bandwidth and related costs, respectively, in the accompanying consolidated statement of operations for the six months ended September 30, 1999. The impairment charge was determined to be equal to the carrying value of the equipment as the discounted estimated future cash flows from each of the routes were negative. Management's efforts to date to sell the routes or the equipment have been unsuccessful. Management estimates that the proceeds from the sale of equipment or routes, should the Company be successful in selling any, will not be material. Revenues and losses from operations of ESG were $270,000 and $1.4 million, respectively, for the fiscal year ended March 31, 1999, and $1.7 million and $2.0 million, respectively, for the six months ended September 30, 1999.

      On September 30, 1999, the Company entered into agreements with three of its stockholders (the "Stockholders") and affiliates of the Stockholders which, among other things, give the Company access to additional multinational corporate clients of the Stockholders. In exchange for the right to market the Company's services to clients of the Stockholders and $40.0 million in cash, the Company issued

                 INFONET SERVICES CORPORATION AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1997, 1998 AND 1999

47.84 million shares of the Class B common stock to the Stockholders. The shares issued were recorded at $40 million, which represents cash received by the Company of $26.7 million and $13.3 million reflected as a stock subscription receivable at September 30, 1999. Staff Accounting Bulletin 48, Transfers of Nonmonetary Assets by Promoters or Shareholders, requires that transfers of nonmonetary assets to a company by stockholders in exchange for stock prior to or at the time of the company's initial public offering be recorded at the transferor's historical cost basis. Accordingly, the right to market the Company's services to the customers of the Stockholders has been valued at the Stockholders' basis of $0.

      During the six months ended September 30, 1999, the Company's SERP incurred a settlement of $5.6 million of the vested benefit obligation due to a transfer of assets by a plan participant from the SERP into the IDIP. The Company recorded a settlement loss of $1.7 million as a result of this settlement.

      In November, 1999, the Company's board of directors approved the 1999 Stock Option Plan, which authorizes the Company to issue options to purchase up to 10,614,500 shares of its Class B common stock.

      On December , 1999 the Company effected a 29,900-for-1 split of its Class A, Class B and Class C common stock and increased the authorized shares of its Class A, Class B and Class C common stock to 400.0 million, 600.0 million and 30.0 million shares, respectively. All share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect this stock split.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Through and including     , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            51,282,300 Shares

                               [LOGO OF INFONET]


                             Class B Common Stock

                               -----------------
                                  PROSPECTUS
                               -----------------

                              Merrill Lynch & Co.

                            Warburg Dillon Read LLC

                           ABN AMRO Rothschild

                   a division of ABN AMRO Incorporated

                           Goldman, Sachs & Co.

                             Lehman Brothers

                           Salomon Smith Barney

                                       , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the Class B common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and The New York Stock Exchange listing fee.

                                                                     Amount to
                                                                      Be Paid
                                                                     ----------
     SEC Registration Fee........................................... $  319,700
     NASD Filing Fee................................................     30,500
     New York Stock Exchange Listing Fee............................    500,000
     Frankfurt Stock Exchange Listing Fee...........................    300,000
     Legal Fees and Expenses........................................    600,000
     Accounting Fees and Expenses...................................  1,400,000
     Printing and Engraving.........................................    350,000
     Blue Sky Fees and Expenses (including Legal Fees)..............      5,000
     Transfer Agent Fees............................................     25,000
     Miscellaneous..................................................     47,300
                                                                     ----------
       Total........................................................ $3,577,500
                                                                     ==========

Item 14. Indemnification of Directors and Officers

      The Registrant's Restated Certificate of Incorporation in effect as of the date hereof, and the Registrant's Second Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

      Pursuant to Rule 701 of the Act, in April 1999, we sold 9,444,513 shares of our Class C common stock to our key employees pursuant to our 1998 Stock Purchase Plan. In accordance with the provisions of the Stock Purchase Plan, some employees purchased their shares for cash and other employees received their shares in exchange for a secured, recourse promissory note held by us. Part of the security for the promissory notes are the shares sold to each purchaser. Each share was sold for $0.84, which price was set by the pricing formula at the time of the sales. Immediately prior to the closing of this offering, our Class C common stock will be converted to Class B common stock.

      During the three months ended September 30, 1999, in exchange for the right to market our services to their clients and $40.0 million in cash, we issued an aggregate of 47.84 million shares of our Class B common stock to KPN, Swisscom and Telia in reliance on Rule 506 of Regulation D under the Act.

      In reliance on Rule 506 of Regulation D of the Act, in November 1996, we sold an aggregate of 28,918,383 shares of our Class B common stock to KDD, KPN, Swisscom, Telefonica and Telia for approximately $19.0 million. Part of the proceeds of the sale were used to repurchase our Class A common stock from Belgacom S.A. As a result of this transaction, Belgacom was no longer one of our stockholders.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits.

 Number                               Description
 ------                               -----------
  1.1   Form of Purchase Agreement*
  3.1   Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering
  3.2   Form of Amended and Restated Bylaws to be in effect upon the closing of this offering
  4.1   Specimen Common Stock certificate*
  5.1   Opinion of Latham & Watkins*
  9.1   Form of Amended and Restated Stockholders Agreement to be in effect upon the closing of this offering*
 10.1   1998 Stock Option Plan#
 10.2   1998 Stock Purchase Plan#
 10.3   1999 Stock Option Plan*
 10.4   Infonet Deferred Income Plan#
 10.5   1998 Stock Appreciation Rights Plan#
 10.6   Supplemental Executive Retirement Plan
 10.7   Senior Secured Credit Agreement, dated as of August 17, 1999#
 10.8   Employment Agreement of Jose A. Collazo
 10.9   Employment Agreement of Dr. Ernest U. Gambaro
 10.10  Standard Infonet Services Agreement#
 10.11  Capacity Right of Use Agreement with FLAG Limited dated as of June 25,
        1999#
 10.12  AUCS Services Agreement, dated as of September 30, 1999#
 10.13  AUCS Call Option Deed, dated as of September 30, 1999#

 10.14 AUCS Management Agreement, dated as of September 30, 1999#
 10.15 AUCS Assignment Agreement, dated as of September 30, 1999#
 10.16 Lease for Grand Avenue Corporate Center at 2160 Grand Avenue, El Segundo
       California
 10.17 Employment Agreement of Mr. Akbar Firdosy
 21.1  List of Subsidiaries
 23.1  Consent of Deloitte & Touche LLP
 23.2  Consent of Latham & Watkins (included in Exhibit 5.1)*
 24.1  Powers of Attorney#
 27.1  Financial Data Schedule#
 99.1  Schedule II--Valuation and Qualifying Accounts

--------
  * To be supplied by amendment.

  + Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions were filed separately with the SEC.

  # Previously filed.

   (b) Financial Statement Schedules.

      Schedule II--Valuation and Qualifying Accounts, filed as Exhibit 99.1.

      All other schedules are omitted because they are not required, are not applicable or the information is included in our financial statements or the related notes to those financial statements.

Item 17. Undertakings

      The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Purchase Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424
        (b)(1) or (4), or 497(h) under the Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on this 23rd day of November, 1999.

                                          INFONET SERVICES CORPORATION

                                                    /s/ Jose A. Collazo
                                          By: _________________________________
                                                      Jose A. Collazo
                                               President and Chairman of the
                                                     Board of Directors

      Pursuant to the requirements of the Act, this Amendment No. 1 to the
Registration Statement has been signed by the following persons on November   ,
1999, in the capacities indicated:

                 Signature                                     Title
                 ---------                                     -----

        * /s/ Jose A. Collazo
 __________________________________________ President and Chairman of the Board of
              Jose A. Collazo                Directors (Principal Executive Officer)

       * /s/ Akbar H. Firdosy
 __________________________________________ Chief Financial Officer (Principal
              Akbar H. Firdosy               Financial and Accounting Officer)

        * /s/ Douglas Campbell
 __________________________________________
              Douglas Campbell              Director

        * /s/ Eric M. de Jong
 __________________________________________
              Eric M. de Jong               Director

         * /s/ Morgan Ekberg
 __________________________________________
               Morgan Ekberg                Director

          * /s/ Masao Kojima
 __________________________________________
                Masao Kojima                Director

         * /s/ Joseph Nancoz
 __________________________________________
               Joseph Nancoz                Director

        * /s/ Rafael Sagrario
 __________________________________________
              Rafael Sagrario               Director

    /s/ Jose A. Collazo

*By: __________________________

     Jose A. Collazo
       Attorney-in-Fact

                                 EXHIBIT INDEX

 Number                               Description
 ------                               -----------
  1.1   Form of Purchase Agreement*

  3.1 Form of Restated Certificate of Incorporation to be in effect upon the closing of this offering

  3.2 Form of Amended and Restated Bylaws to be in effect upon the closing of this offering

  4.1   Specimen Common Stock certificate*

  5.1   Opinion of Latham & Watkins*

  9.1 Form of Amended and Restated Stockholders Agreement to be in effect upon the closing of this offering*

 10.1   1998 Stock Option Plan#

 10.2   1998 Stock Purchase Plan#

 10.3   1999 Stock Option Plan*

 10.4   Infonet Deferred Income Plan#

 10.5   1998 Stock Appreciation Rights Plan#

 10.6   Supplemental Executive Retirement Plan

 10.7   Senior Secured Credit Agreement, dated as of August 17, 1999#

 10.8   Employment Agreement of Jose A. Collazo

 10.9   Employment Agreement of Dr. Ernest U. Gambaro

 10.10  Standard Infonet Services Agreement#

 10.11  Capacity Right of Use Agreement with FLAG Limited dated as of June 25,
        1999+#

 10.12  AUCS Services Agreement, dated as of September 30, 1999#

 10.13  AUCS Call Option Deed, dated as of September 30, 1999#

 10.14  AUCS Management Agreement, dated as of September 30, 1999#

 10.15  AUCS Assignment Agreement, dated as of September 30, 1999#

 10.16  Lease for Grand Avenue Corporate Center at 2160 Grand Avenue, El
        Segundo California

 10.17  Employment Agreement of Mr. Akbar Firdosy

 21.1   List of Subsidiaries

 23.1   Consent of Deloitte & Touche LLP

 23.2   Consent of Latham & Watkins (included in Exhibit 5.1)*

 24.1   Powers of Attorney#

 27.1   Financial Data Schedule#

 99.1   Schedule II--Valuation and Qualifying Accounts

--------
*  To be supplied by amendment.

+ Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions were filed separately with the SEC.

#  Previously filed.